AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1995

                                                  REGISTRATION NO. 33-61961
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                               ----------------

                               EXIDE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                      3691                 23-0552730
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                           1400 NORTH WOODWARD AVENUE
                        BLOOMFIELD HILLS, MICHIGAN 48304
                                 (810) 258-0080
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               BERNARD F. STEWART
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                               EXIDE CORPORATION
                           1400 NORTH WOODWARD AVENUE
                        BLOOMFIELD HILLS, MICHIGAN 48304
                                 (810) 258-0080
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                               CARTER W. EMERSON
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2052

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               EXIDE CORPORATION

                             CROSS REFERENCE SHEET

          (PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION
     IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-4)

       REGISTRATION STATEMENT
       ITEM NUMBER AND CAPTION             CAPTION OR LOCATION IN PROSPECTUS
       -----------------------             ---------------------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus.....   Outside Front Cover Page
  2. Inside Front and Outside Back    Inside Front Cover Page; Outside Back Cover
      Cover Pages of Prospectus....    Page
  3. Risk Factors, Ratio of           Summary; Risk Factors; Business; Selected
      Earnings to Fixed Charges and    Consolidated Financial Data; Pro Forma
      Other Information............    Condensed Consolidated Financial Data; The
                                       Exchange Offer; Tax Considerations
  4. Terms of the Transaction......   Outside Front Cover Page; Summary; The
                                       Exchange Offer; Description of the New
                                       Notes; Tax Considerations
  5. Pro-Forma Financial              Summary--Summary Pro Forma and Historical
      Information..................    Consolidated Financial Data; Pro Forma
                                       Condensed Consolidated Financial Data
  6. Material Contracts with the
      Company Being Acquired.......   Inapplicable
  7. Additional Information
      Required.....................   Inapplicable
  8. Interests of Named Experts and
      Counsel......................   Legal Matters; Experts
  9. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities..................   Inapplicable
 10. Information with Respect to S-   Incorporation of Certain Documents by
      3 Registrants................    Reference
 11. Incorporation of Certain         Incorporation of Certain Documents by
      Information by Reference.....    Reference
 12. Information with Respect to S-
      3 or S-2 Registrants.........   Inapplicable
 13. Incorporation of Certain
      Information by Reference.....   Inapplicable
 14. Information with Respect to
      Registrants other than S-3 or
      S-2 Registrants..............   Inapplicable
 15. Information with Respect to S-
      3 Companies..................   Inapplicable
 16. Information with Respect to S-
      3 or S-2 Companies...........   Inapplicable
 17. Information with Respect to
      Companies Other Than S-3 or
      S-2 Companies................   Inapplicable
 18. Information if Proxies,
      Consents or Authorizations
      are to be Solicited..........   Inapplicable
 19. Information if Proxies,
      Consents or Authorizations
      are not to be Solicited or in   Incorporation of Certain Documents by
      an Exchange Offer............    Reference

PROSPECTUS
TENDER FOR ALL OUTSTANDING 10% SENIOR NOTES DUE 2005 IN EXCHANGE FOR 10% SENIOR
                           EXCHANGE NOTES DUE 2005 OF
                               EXIDE CORPORATION

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 26,
                          1995, UNLESS EXTENDED.

                                --------------

  Exide Corporation (the "Company"), a Delaware corporation, hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, constitutes the "Exchange Offer") to exchange its 10% Senior Notes due 2005 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement of which this Prospectus is a part, for a like principal amount of its issued and outstanding 10% Senior Notes due 2005 (the "Old Notes"), of which an aggregate of $300 million in principal amount is outstanding. The New Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture, dated as of April 28, 1995 (the "Indenture"), between the
Company and The Bank of New York, as Trustee (the "Trustee"), which also governs the Old Notes. The Old Notes and the New Notes are referred to herein collectively as the "Notes." The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and will not contain certain provisions included in the terms of the Old Notes relating to an increase in the interest rate in certain circumstances relating to the timing of the consummation of the Exchange Offer. See "The Exchange Offer" and "Description of the New Notes." It is expected that the Exchange Offer will be consummated prior to October 28, 1995 and, therefore, holders of Old Notes, whether or not tendered, will not be entitled to the contingent increase in the interest rate provided for in the Old Notes.

  The New Notes will be unsecured senior indebtedness of the Company, ranking pari passu with the Company's unsubordinated indebtedness and senior in right of payment to all of its subordinated indebtedness. At July 2, 1995, the Company had approximately $1,171.4 million of senior indebtedness, approximately $407.0 million of which is secured indebtedness, and approximately $82.2 million of subordinated indebtedness. Holders of such secured indebtedness will be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the New Notes, and will rank pari passu with the Notes with respect to any claims not so satisfied. The New Notes will be effectively subordinated to all third-party liabilities of the Company's subsidiaries and at July 2, 1995, the Company's subsidiaries had approximately $1,588.6 million of such liabilities, including approximately $833.6 million of indebtedness, which includes the principal subsidiaries' guarantee of the Company's obligations under the Credit Agreement.

  The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on October 26, 1995, unless extended (such date, or such later date to which the Exchange Offer may be extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange by the Company. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer."
                                                        (Continued on next page)

                                --------------

     See "Risk Factors" on page 22 for a discussion of certain risks to be considered in connection with the Exchange Offer.

                                --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION OR  BY ANY  STATE  SECURITIES COMMISSION  NOR HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS. ANY  REPRE-
      SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

                            September 28, 1995

(Cover Page Continued)


  Any waiver, extension or termination of the Exchange Offer will be publicly announced by the Company through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations.

  The New Notes will mature on April 15, 2005. Interest on the New Notes is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1995. The New Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after April 15, 2000, initially at 105% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 15, 2002.

  Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than broker-dealers, as set forth below, and any holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. See "The Exchange Offer--
Purpose and Effect of the Exchange Offer." Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering such prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resale of New Notes received for such broker-dealer's own account in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The New Notes constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Morgan Stanley & Co. Incorporated ("MS&Co.") has indicated to the Company that it intends to effect offers and sales of the New Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sales, but is not obligated to do so and such market-making activities may be discontinued at any time. MS&Co. may act as principal or agent in such transactions. There can be no assurance that an active market for the New Notes will develop. Any Old Notes not tendered and accepted in the Exchange Offer will continue to accrue interest and will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. It is not expected that an active market for the Old Notes will develop while they are subject to restrictions on transfer.

  This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of September 28, 1995.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act covering the New Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Offer, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof, which may be inspected at the public reference facilities of the Commission, at the addresses set forth below. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, the material terms of each of which are summarized in this Prospectus, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company pursuant to the Exchange Act, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, upon which the common stock of the Company is traded.

                               ----------------

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

  The revenues and expenses of the Company's European operations are denominated in numerous foreign currencies. Amounts shown herein are denominated in U.S. dollars. Conversions of foreign currencies to U.S. dollars in the pro forma financial information included herein have been calculated, for income statement purposes, on the basis of average exchange rates over the related periods and, for balance sheet purposes, on the date thereof. The convenience U.S. dollar conversions accompanying the historical financial statements of Tudor, incorporated by reference herein, have been calculated on the basis of exchange rates in effect on September 30, 1994. The convenience U.S. dollar conversions accompanying the historical audited financial statements of CEAC for the year ended December 31, 1994 and the unaudited financial statements for the three months ended March 31, 1995, each incorporated by reference herein, have been calculated on the basis of exchange rates in effect on March 31, 1995. Exchange rates per United States dollar as of certain dates for certain currencies are set forth below.

                                RATE AS OF   RATE AS OF    RATE AS OF  RATE AS OF RATE AS OF
                               DECEMBER 31, SEPTEMBER 30, DECEMBER 31, MARCH 31,   JULY 2,
      CURRENCY                     1993         1994          1994        1995       1995
      --------                 ------------ ------------- ------------ ---------- ----------
      British Pound...........      .676         .634          .639        .617       .627
      French Franc............     5.904        5.292         5.339       4.804      4.841
      Spanish Peseta..........   142.925       128.52       131.631     126.687    128.780

  Exide(R), Willard(R), Prestolite(R), Tudor(TM), LYAC Power(TM), SONNAK(TM), Hagen Batterie(TM), Anker(TM), BIG(TM), Exide 911 Emergency Vehicle Battery(R), Nautilus Mega Cycle(R), Ultra Start(R), Sure Start(R), Titan(R), Super Power(TM), TS(TM), Exide Heat Guard(R), Exide Barium Plus(R), Power Probe(R), Dry Safe(TM), CSM(TM), Speed Clip(R), Chloride Motive Power(TM), Fulmen(TM), Sonnenschein(TM), Tudor(TM), Magneti Marelli(TM), ASTA(TM) and Bat'clean(R) are trademarks or trade names of the Company or its subsidiaries that are registered or otherwise protected under laws of various jurisdictions.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Summary...................................................................    5
Risk Factors..............................................................   22
Use of Proceeds...........................................................   25
Capitalization............................................................   26
Selected Consolidated Financial Data......................................   27
Pro Forma Condensed Consolidated Financial Data...........................   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   36
Business..................................................................   41
Management................................................................   54
Beneficial Ownership of Capital Stock.....................................   59
Certain Transactions......................................................   60
The Exchange Offer........................................................   61
Description of the New Notes..............................................   68
Description of Certain Indebtedness.......................................   95
Tax Considerations........................................................   99
Plan of Distribution......................................................  102
Legal Matters.............................................................  102
Experts...................................................................  103
Incorporation of Certain Documents By Reference...........................  104
Index to Consolidated Financial Statements................................  F-1

                                    SUMMARY

  This Summary is qualified in its entirety by the more detailed information and financial statements and notes thereto that appear elsewhere in this Prospectus.

                                  THE COMPANY

  Exide Corporation (together with its subsidiaries, "Exide" or the "Company") is the leading manufacturer and marketer of starting, lighting and ignition ("SLI") batteries in the world. Through its acquisitions of B.I.G. Batteries Group Limited ("BIG"), Sociedad Espanola del Acumulador Tudor, S.A. ("Tudor") and Compagnie Europeenne d'Accumulateurs S.A. ("CEAC"), as well as its assumption of the customers of Gemala Battery Company Limited ("Gemala Battery"), the Company has become Europe's largest producer and marketer of SLI batteries and industrial batteries.

RECENT DEVELOPMENTS

  As a result of obtaining a contract with Sears, Roebuck & Co. in the second quarter of fiscal 1995, the Company began (i) increasing production capacity and incurring increased production costs to service the anticipated additional volume of approximately three million SLI batteries associated with this contract for fiscal 1995 and (ii) incurring associated start-up distribution, marketing and promotion expenses. Due to unusually warm weather in North America in the fourth fiscal quarter of 1995, the Company shipped approximately 20% fewer units in North America than expected, resulting in higher operating and distribution costs from the increased production capacity. Primarily due to these factors, the Company reported a net loss in the fourth fiscal quarter of $16.0 million.

  Net sales increased $267.3 million, or 162%, to $432.3 million in the first three months of fiscal 1996 compared with the first three months of fiscal 1995. The sales increase was principally attributable to the acquisition of CEAC in May 1995 and Tudor in October 1994 with net sales of $74.0 million and $133.0 million, respectively. Sales in the first three months of fiscal 1996 were also favorably impacted by shipments to Sears Roebuck & Co., growth of the Company's business in the United Kingdom (net sales increased $13.9 million), and the inclusion of Evanite Fiber Corporation ("Evanite") with net sales of $12.7 million, a February 1995 acquisition. Gross profit increased $48.5 million, while gross profit margin fell by 4% in the first three months of fiscal 1996 versus the first three months of fiscal 1995. The increase in gross profit was principally the result of the inclusion of CEAC's and Tudor's gross profit of $18.9 million and $33.6 million, respectively, the growth of the Company's business in the United Kingdom (gross profit increased $1.2 million) and seasonality. The profit margin decline was attributable to higher lead costs experienced in the first three months of fiscal 1996 versus 1995 as well as the mix of product sales, including the European businesses where margins are higher in the later quarters of the fiscal year. Selling, general and administrative expenses increased $52.3 million in the first three months of fiscal 1996, or 163.3%, compared to same period in the previous year. This is attributable to inclusion of CEAC and Tudor of $15.6 million and $30.5 million, respectively, and the growth in the United Kingdom business of $3.6 million. Operating income decreased $3.9 million, or 45.2% primarily as a result of the matters discussed above. Interest expense increased $17.4 million in the first three months of fiscal 1996 compared to the first three months of fiscal 1995, principally as a result of the inclusion of CEAC and Tudor of $1.2 million and $3.3 million, respectively, the interest cost attributable to the financing of Exide's European acquisitions and the carrying costs associated with the higher working capital levels related to the growth of the U.S. and United Kingdom businesses and higher inventory levels. Net income decreased $14.6 million, to a loss of approximately $14.6 million in the first three months of fiscal 1996 compared with a loss of $.04 million in the first three months of fiscal 1995, primarily as a result of the matters discussed above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations."

NORTH AMERICA

  Exide and its affiliates have a unit market share in SLI batteries of approximately 39% in the United States and Canada, based on information provided by an industry trade association. The Company believes that it is the lowest cost major producer in its North American markets. Over 80% of all automotive batteries sold in the United States and Canada are sold in the aftermarket, and in fiscal 1995 approximately 88% of the Company's unit sales were of automotive replacement batteries. The aftermarket is influenced more by the age and number of vehicles in service than new production levels and tends to be less cyclical than the original equipment manufacturing ("OEM") market. In April 1994, Sears, Roebuck & Co., one of the largest retailers of SLI batteries in the United States, selected the Company as the primary supplier of its batteries, including the Die Hard(R) brand. Exide is the leading supplier for 17 of the 20 largest battery retailers in the United States, including NAPA Distribution Centers, Kmart Corp., Northern Automotive Corporation, Montgomery Ward & Co. and The Pep Boys-Manny, Moe & Jack.

  The Company also produces SLI batteries for the OEM market in North America, principally for Chrysler Corporation for whom it is the primary supplier. Other products manufactured by Exide include batteries for trucks, farm and other off-road vehicles, boats, garden tractors and golf carts, battery chargers and accessories, wheel weights and remanufactured starters and alternators.

  Current management, which is led by Arthur M. Hawkins, Chairman, President and Chief Executive Officer, who joined Exide in 1985, has transformed the Company into a marketing-driven business by developing a new customer base focused on leading mass-merchandisers, auto supply chains and wholesalers and introducing merchandise displays, innovative packaging and programs to assist customers in marketing and inventory management. To support and expand this customer base, Exide has expanded its Company-owned distribution system from 12 wholesale branch outlets in 1985 to over 130 today. These outlets, which distribute Exide batteries to both large accounts and local dealers and other small volume customers, also allow the Company to collect used batteries for recycling in its lead smelters as part of its recycling program aimed at reducing costs and protecting the environment. In addition, in recent years the Company has introduced several new products including an advanced line of maintenance-free batteries and an emergency vehicle battery. The Company, which markets its products under various trademarks including Exide, Willard and Prestolite, has strengthened its brand recognition through promotional activities, including sponsoring the NASCAR Winston Cup racing team of Geoff Bodine and an Indianapolis-type car.

  The Company has realized significant cost savings through consolidations of operations, particularly after it doubled its size by its acquisition of General Battery Corporation in 1987, the installation of more efficient equipment and processes and the addition of a technologically advanced secondary lead smelter. The Company's relatively high level of vertical integration, through lead smelting, plastics reclamation and separator production, reduces the effects on Exide of changes in the market prices of raw materials and can result in substantial raw material cost savings. In August 1995 the Company acquired Schuylkill Holdings, Inc. ("Schuylkill"), a U.S. company that operates two secondary lead smelters; the Company paid $2 million in cash for Schuylkill's stock, options and subordinated notes, and issued 593,210 shares of its common stock and a contingent note, the value of which will be based on average market lead prices through 1999, for the secured debt of Schuylkill's operating subsidiary, subject to certain adjustments plus the assumption of certain liabilities. The Contingent Note operates in such a way that if, for example, the average market lead price was $0.285 the note amount would be $5.0 million and if the price was $0.365 the note amount would be $14.7 million. Schuylkill has operated at a loss for the last four fiscal years; losses for the previous three years were $4.3 million, $7.4 million and $4.0 million for the fiscal years ended 1994, 1993 and 1992, respectively. Exide operates 18 manufacturing facilities in the United States and Canada. Exide continues to increase production at its Bristol, Tennessee battery manufacturing facility, which the Company intends to be similar to its Salina, Kansas plant. The Company believes its Salina plant is the highest volume and one of the lowest cost automotive battery plants in the world.

  On a pro forma basis for the fiscal year ended March 31, 1995, Exide's North American operations would have accounted for approximately 39.2% of the combined net sales of such operations and those of the European businesses it has acquired.

EUROPEAN STRATEGY

  Exide has targeted the European market as an attractive opportunity for growth because it is one of the largest battery markets outside of North America and because the Company believes that its experience with rationalization and consolidation of manufacturing and distribution operations can be successfully applied in Europe. The Company believes the battery manufacturing industry in Europe is undergoing rationalization and consolidation activity similar to that which has occurred in the United States over the last ten years. The key components of the Company's European acquisition strategy include focusing on opportunities which provide Exide with
(i) strong market shares, (ii) broad geographic coverage, (iii) low production costs or opportunities to achieve lower production costs, (iv) established distribution systems, (v) strong customer relationships, and (vi) experienced management.

  In implementing this strategy, the Company acquired two European battery manufacturers in 1994 and one in 1995. In March 1994, the Company acquired BIG, an SLI battery manufacturer based in Wales, for approximately $35.0 million. In October 1994, Exide acquired for approximately $229.0 million 89.4% (subsequently increased to 95.7% as a result of a stock repurchase by Tudor and open market purchases by Exide) of the outstanding capital stock and 25% of the convertible bonds of Tudor, headquartered in Madrid, Spain, which is the third largest lead acid battery producer in Western Europe. In addition, in September 1994 the Company assumed the customers of, and began to temporarily operate the facilities of, Gemala Battery, a battery producer based in England. In this transaction, the owner of Gemala Battery received an 18.5% interest in BIG. In May 1995, the Company acquired 99.7% of the stock of CEAC, one of the largest SLI producers and the largest industrial battery manufacturer in Europe, for approximately $425.0 million in cash ($553.5 million less assumed debt plus interest from March 31, 1995).

EUROPEAN OPERATIONS

  Exide has major SLI battery and industrial battery market presences in many Western European countries.

  Exide's European operations had combined pro forma net sales of $1,395.0 million for the fiscal year ended March 31, 1995, of which approximately 53% were of automotive batteries, 41% were of industrial batteries and 6% were of other products. Similar to the United States, over 80% of all automotive batteries sold in Europe are sold in the aftermarket and approximately 76% of the automotive battery unit sales of Exide's operations in Europe were of automotive replacement batteries during such twelve-month period. Wholesalers, who sell to repair shops and service stations, and OEM dealers represent a significant part of this market, but supermarket chains, replacement part stores (which are represented by purchasing associations) and hypermarkets have become increasingly important. Exide also produces SLI batteries for the European OEM market and is one of the major suppliers to Fiat S.p.A. ("Fiat"), the Volkswagen group (Volkswagen AG/AUDI AG/Seat/Skoda Automobilova AS), the PSA group (Peugeot S.A./Citroen), the Renault group and Volvo. By assuming the customers of Gemala Battery, the Company became a supplier to Ford Motor Co. in Europe. Exide's automotive battery brand strategy in Europe is based on well recognized brands, including Tudor, Hagen Batterie, LYAC Power, SONNAK, Anker, BIG, Exide, Fulmen and Sonnenschein. In fiscal 1995, Exide's pro forma European operations produced over 20.0 million automotive batteries.

  The European industrial battery market is comprised of standby or stationary batteries used in telecommunications equipment, uninterruptible power supplies, back-up computer equipment and submarines and traction batteries used in electric vehicles including forklifts, transporters, mine locomotives and cable guided equipment. Standby batteries represented approximately 47% and traction batteries represented approximately 53% of industrial battery sales of Exide's European operations in 1994. Major standby battery customers include telecommunications companies and European navies and major traction battery customers include the electric vehicle operations of the Linde group (Still GmBH, LL Fenwicks, Fiat and Lansing), Clark and Jungheinrich. As in the automotive market, Exide's industrial battery brands, including TS, Hagen Batterie, Tudor, Fulmen, Sonnenschein, Chloride Motive Power, Magneti Marelli and ASTA, are well recognized in their markets.

  Exide's European operations also manufacture or market other products, including battery chargers and accessories, wheel weights, plastic components, NiCd batteries and dry cell batteries. In addition, Tudor holds a portfolio of land of which it divests portions from time to time.

  The Company operates 32 lead acid battery manufacturing plants, including the temporary operation of Gemala Battery's plant, in France, Italy, Spain, Portugal, Germany, the United Kingdom and elsewhere in Europe, as well as three secondary lead smelters. The Company believes its operations in Spain and Portugal are among the lowest cost producers in Western Europe.

  On a pro forma basis for the fiscal year ended March 31, 1995, Exide's European operations would have represented approximately 60.8% of the combined total of such revenues and those of Exide's North American operations.

RATIONALIZATION AND CONSOLIDATION STRATEGY

  The Company believes the recently completed European acquisitions will enable it to pursue a cohesive overall European rationalization and consolidation strategy. The Company plans to lower fixed and variable production costs through plant closings, thereby increasing capacity utilization, shifting production to lower cost areas and reducing overhead. However, there are risks associated with the integration of these businesses. See "Risk Factors-- European Acquisitions."

  Tudor and CEAC have each independently initiated rationalization and consolidation strategies over the past few years. Over the past five years Tudor has closed three manufacturing plants and reduced the number of its employees by more than 30% and CEAC has closed four manufacturing plants. Plans have been announced to close additional manufacturing plants over the next several years. The Company believes it has other significant opportunities to rationalize and improve its operations across Europe as well.

                                ----------------

  The Company is a Delaware corporation organized in 1966 to succeed to the business of a New Jersey corporation founded in 1888 by Thomas A. Edison. The principal executive offices of the Company are located at 1400 North Woodward Avenue, Bloomfield Hills, Michigan 48304, telephone number (810) 258-0080.

                            THE OFFERING

Notes.....................  The Old Notes were sold by the Company on April 28,
                            1995 to MS&Co. (in such capacity, the "Placement Agent") pursuant to a Placement Agreement, dated as of April 28, 1995 (the "Placement Agreement"). The Placement Agent subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A and to persons other than U.S. persons outside the United States in reliance upon Regulation S un-der the Securities Act and to a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions (the "Offering").

Registration Rights         Pursuant to the Placement Agreement, the Company
 Agreement................  and the Placement Agent entered into a Registration
                            Rights Agreement, dated as of April 28, 1995 (the
                            "Registration Rights Agreement"), which grants the holders of the Old Notes certain exchange and reg-istration rights. The Exchange Offer is being made pursuant to the Registration Rights Agreement and such exchange rights terminate upon the consumma-tion of the Exchange Offer.

                               THE EXCHANGE OFFER

Securities Offered........  $300,000,000 aggregate principal amount of 10% Se-
                            nior Notes due 2005, which have been registered un-der the Securities Act.

The Exchange Offer........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes duly tendered and not withdrawn prior to acceptance thereof. The Company will issue the New Notes to holders (who have properly tendered and not with-drawn their Old Notes) as promptly as practicable after the Expiration Date.

Transferability of New
 Notes Under Federal
 Securities Laws..........
                            Based on an interpretation by the staff of the Com-mission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                            Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and that such holder is not en-gaging in or intending to engage in the distribu-tion of the New Notes. Each broker-dealer that re-ceives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activity must ac-knowledge that it will deliver a prospectus in con-nection with any resale of such New Notes. The Let-ter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an

                            "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or sup-plemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a pe-riod of 90 days after the Expiration Date, it will make this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution." Any holder who tenders in the Exchange Offer with the intention to partic-ipate, or for the purpose of participating, in a distribution of the New Notes or who is an affili-ate of the Company may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13,
                            1988) or similar no-action letters and, in the ab-sence of an exemption therefrom, must comply with the registration and prospectus delivery require-ments of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Secu-rities Act for which the holder is not indemnified by the Company.

                            This Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date...........
                            5:00 p.m., New York City time, on October 26, 1995 unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is ex-tended. The Company has no current intention to ex-tend the Exchange Offer. Any extension, if made, will be publicly announced through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations.

Accrued Interest on the
 New Notes and Old Notes..
                            Holders of Old Notes that are accepted for exchange will not receive any accrued interest thereon. How-ever, each New Note will bear interest from the most recent date to which interest has been paid on the Old Note for which such New Note was exchanged, or if no interest has been paid, from the date of original issuance of such Note.

Conditions to the           The Exchange Offer is subject to certain customary
 Exchange Offer...........  conditions, which may be waived by the Company. See
                            "The Exchange Offer--Conditions to the Exchange Of-fer" and "--Terms of the Exchange Offer."

Procedures for Tendering    Each holder of an Old Note wishing to accept the
 Notes....................  Exchange Offer must complete, sign and date the
                            Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

                            By executing a Letter of Transmittal, each holder represents to the Company that, among other things, the New Notes acquired pursuant to the Exchange Of-fer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that nei-ther the holders nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes, that such holder is not engaging in or intending to engage in the distribution of the New Notes and that neither the holder nor any such other person (other than MS&Co.) is an "affiliate" of the Compa-ny, as defined under Rule 405 of the Securities Act. See "The Exchange Offer--Purpose and Effect of the Exchange Offer."

Special Procedure for
 Beneficial Owners........
                            Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing a Letter of Transmittal and deliver-ing Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such own-er's name or obtain a properly completed bond power from the registered holder. The transfer of regis-tered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery         Holders of Old Notes who wish to tender their Old
 Procedures...............  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, a Letter of Transmittal or any other documents re-quired by the Letter of Transmittal to the Exchange
                            Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed deliv-ery procedures set forth in "The Exchange Offer--
                            Procedures for Tendering."

Withdrawal Rights.........  Subject to the conditions set forth herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer--Withdrawal of Ten-ders."

Acceptance of Old Notes
 and Delivery of New
 Notes....................  Subject to the terms and conditions of the Exchange
                            Offer, including the reservation of certain rights by the Company, the Company will accept for ex-change any and all Old Notes which are properly tendered in the Exchange Offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the Ex-piration Date. Subject to such terms and condi-tions, the New Notes issued pursuant to the Ex-change

                            Offer will be delivered promptly following the Ex-piration Date. See "The Exchange Offer--Terms of the Exchange Offer" and "--Conditions to the Ex-change Offer."

Exchange Agent............  The Bank of New York is serving as Exchange Agent
                            (the "Exchange Agent") in connection with the Ex-change Offer. The Exchange Agent's telephone number is (212) 815-2742.

Certain Federal Income
 Tax Considerations.......
                            Holders will not recognize gain for federal income tax purposes in respect of the exchange of Old Notes for New Notes. Each New Note will have the same adjusted tax basis as the Old Note for which it was exchanged. The holding period of each New Note will include the holding period of the Old Note for which it is exchanged. See "Tax Considera-tions." Persons considering the exchange of Old Notes for New Notes should consult their tax advi-sors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign tax-ing jurisdiction.

Untendered Notes..........  Following the consummation of the Exchange Offer, holders of Old Notes will not have any further reg-istration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected. Old Notes that are not exchanged pursuant to the Exchange Of-fer will remain outstanding and continue to accrue interest.

Consequences of Failure
 to Exchange..............
                            The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securi-ties. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption from registration under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Regulation S under the Securities Act or (iv) pur-suant to an effective registration statement under the Securities Act. See "The Exchange Offer--Conse-quences of Failure to Exchange."

                            NEW NOTES

General...................  The form and terms of the New Notes are the same as the form and terms of the Old Notes
                            (which they replace) except that (i) the New
                            Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) the New Notes do not include provisions providing for an increase in the interest rate in certain circumstances relating to the consummation of the Exchange Offer and (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement, which rights will terminate when the Exchange Offer is consummated. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of New Notes."

Securities Offered........  $300,000,000 aggregate principal amount of 10%
                            Senior Notes due 2005, which have been
                            registered under the Securities Act.

Maturity..................
                            April 15, 2005.

Interest..................  10% per annum payable semiannually in cash on
                            April 15 and October 15 of each year.

Optional Redemption.......  The New Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after April 15, 2000, initially at 105% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 15, 2002.

Ranking; Secured
 Indebtedness.............  The New Notes will be senior unsecured indebtedness of the Company, ranking pari passu with the Company's existing and future unsubordinated, unsecured indebtedness, including, without limitation, the Company's obligations under the 10 3/4% Senior Notes due 2002 (the "10 3/4% Notes") of the Company as well as the Old Notes, if any. At July 2, 1995, the Company had approximately $764.4 million of senior unsecured indebtedness. The New Notes will be effectively subordinated to the senior, secured indebtedness of the Company, which as of July 2, 1995, was $407.0 million. The New Notes will be senior in right of payment to all existing and future subordinated, unsecured indebtedness of the Company, including the 12 1/4% Senior Subordinated Deferred Coupon Debentures due 2004 (the "12 1/4% Debentures") of the Company. At July 2, 1995, the Company had approximately $82.2 million of subordinated, unsecured indebtedness. See "Risk Factors--Asset Encumbrances; Ranking." The New Notes will be effectively subordinated to all third-party liabilities of the Company's subsidiaries and at July 2, 1995, the Company's subsidiaries had approximately $1,588.6 million of such liabilities, including approximately $833.6 million of indebtedness, which includes the principal subsidiaries' guarantee of the Company's obligations under the Credit Agreement. See "Risk Factors--High Leverage; Liquidity" and "Asset Encumbrances; Ranking."

Certain Covenants.........  The Indenture, under which the New Notes will be issued, contains certain covenants for the benefit of Holders, including, among others, covenants lim-iting the incurrence of indebtedness, restricted payments, dividend and other payment restrictions affecting restricted subsidiaries, the issuance of capital stock of restricted subsidiaries, transac-tions with affiliates, liens, sale-leaseback trans-actions, guarantees by restricted subsidiaries, certain asset sales and certain mergers and consol-idations. See "Description of the New Notes--Cove-nants."

Change of Control.........
                            Upon a Change of Control Triggering Event, each Holder will have the right to require the Company to repurchase such Holder's New Notes at a redemp-tion price of 101% of their principal amount, plus accrued interest. A Change of Control Triggering Event is defined to mean the occurrence of both a Change in Control and a Rating Decline. A Change of Control is defined to include certain mergers or consolidations of the Company, certain changes in the composition of the board of directors of the Company or certain acqui-sitions of more than 50% of the Voting Power of the Company's common stock. A Rating Decline means cer-tain declines in the ratings of the New Notes fol-lowing a Change in Control. In such circumstances, there is no assurance that the Company will have, or be able to obtain, the necessary funds to repur-chase any New Notes required to be repurchased or sufficient funds to fulfill other obligations aris-ing from such Change in Control Triggering Event. See "Description of the New Notes--Repurchase of Notes upon a Change of Control." The indentures un-der which the 10 3/4% Notes and the 12 1/4% Deben-tures were issued contain substantially identical repurchase requirements. A Change in Control would constitute an Event of Default under the Credit Agreement, permitting acceleration of all amounts due thereunder, which amounts are secured and therefore effectively senior to the obligation to repurchse the New Notes. Unless the Company were able to arrange for other financing, such accelera-tion would have a material adverse effect on the Company's financial condition and would prevent the Company from honoring its obligation to repurchase the New Notes. There can be no assurance that the Company could arrange alternative financing.

                                  RISK FACTORS

  FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS."

          SUMMARY PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                             THREE MONTHS ENDED
                           FISCAL     FISCAL     FISCAL    -----------------------
                         YEAR ENDED YEAR ENDED YEAR ENDED    JULY 3,     JULY 2,
                         MARCH 31,  MARCH 31,  MARCH 31,      1994        1995
                            1993       1994       1995     (UNAUDITED) (UNAUDITED)
                         ---------- ---------- ----------  ----------- -----------
                                          (AMOUNTS IN THOUSANDS)
INCOME STATEMENT DATA:
Net Sales...............  $578,755   $679,649  $1,198,546   $165,067     $432,320
Gross Profit............   128,757    158,253     265,680     40,617       89,094
Selling General and
 Administrative
 Expenses...............    81,587     96,495     201,518     32,062       84,406
Operating Income........    47,170     61,758      64,162      8,555        4,688
Interest Expense........    35,261     33,150      52,565      7,731       25,125
Income Taxes (Benefit)..     3,400     10,794       5,160        547       (7,545)
Income (Loss) before
 extraordinary loss and
 cumulative effect of
 accounting change......     5,153     17,217       4,491        (41)     (14,678)
Extraordinary Loss(a)...   (10,363)       --       (3,597)       --           --
Cumulative effect of
 accounting change(b)...       --     (12,711)        --         --           --
Net Income (Loss).......    (5,210)     4,506         894        (41)     (14,678)
Preferred Dividends.....     4,996        --          --         --           --
OTHER DATA:
EBITDA(c)...............  $ 72,427   $ 91,465  $  106,878   $ 16,822   $   28,989
Ratio of Earnings to
 Fixed Charges(d).......       1.2        1.7         1.2        1.0          0.2
EBITDA/Interest
 Expense(e).............       2.1        2.8         2.0        2.2          1.2
Capital Expenditures....    20,266     47,164      61,257     17,585       19,590
Net cash provided by
 (used in) operating
 activities.............    24,959     49,364     (69,134)   (24,226)     (41,951)
Net cash used in
 investing activities...   (21,845)   (54,859)   (322,896)   (51,819)    (400,389)
Net cash provided by
 (used in) financing
 activities.............    (2,948)    38,701     418,314     76,298      431,717
Units Sold..............    18,075     21,896      32,309      5,386        9,359
                                                                         JULY 2,
                         MARCH 31,  MARCH 31,  MARCH 31,                  1995
                            1993       1994       1995                 (UNAUDITED)
                         ---------- ---------- ----------              -----------
BALANCE SHEET DATA:
Working Capital.........  $132,339   $153,711  $  395,875              $  596,461
Property, Plant and
 Equipment, net.........   136,392    181,147     423,876                 587,955
Total Assets............   474,868    629,090   1,637,589               2,603,742
Long-Term Debt
 (Including Current
 Maturities and Short-
 term Borrowings).......   305,562    291,821     645,135               1,276,462
Common Stockholders'
 Equity.................    45,096    164,450     413,230                 403,027

- --------
(a) During fiscal 1993, the Company recorded a loss of $10.4 million (net of a tax benefit of $1.9 million) resulting from the early extinguishment of debt in connection with Exide's fiscal 1993 refinancing of its previously existing debt and preferred stock (the "Refinancing"). During fiscal 1995, the Company recorded a loss of $3.6 million (net of a tax benefit of $2.3 million) resulting from the early retirement of debt under the Company's previous credit agreement.
(b) Effective April 1, 1993, the Company adopted SFAS 106, which resulted in a charge of $12.7 million with no income tax effect because of the uncertainty of deductibility at that time. See Note 8 to the Company's consolidated financial statements incorporated by reference herein.
(c) Represents earnings before interest, taxes, depreciation of property, plant and equipment, amortization of goodwill and equity in earnings (loss) of joint ventures. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Interest expense does not include interest earned on the collateral account of the Company's receivables sale facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other commonly used measures of liquidity and operating performance.
(d) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and equity in earnings of joint ventures plus fixed charges (excluding capitalized interest) and dividends from joint ventures. Fixed charges consist of interest expense, amortization of debt expense, capitalized interest, and one-third of rent expense, representative of the interest factor.
(e) The ratio of EBITDA to interest expense (in each case subject to certain adjustments) will be used to determine compliance with certain covenants contained in the Indenture. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of the Company's liquidity.

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following pro forma condensed consolidated statement of income for the fiscal year ended March 31, 1995 was prepared to illustrate the estimated effects of the following events as if each event had occurred on April 1, 1994:
(i) the Tudor acquisition and its related borrowings under the Credit Agreement, (ii) the purchase of Evanite, (iii) the CEAC acquisition and its related financing including the application of the net proceeds from the Company's December 1994 Common Stock offering and borrowings under the Credit Agreement and the Facilities Agreement, and (iv) the acquisition of Schuylkill and the related financing thereof.

  The CEAC acquisition and its related financing was completed in May 1995 and is included in Exide's reported results for the period from June 1, 1995 through July 2, 1995. The pro forma condensed consolidated statement of income for the three months ended July 2, 1995 was prepared to illustrate the estimated effects of the CEAC acquisition for the two-month period from April 1, 1995 through May 31, 1995 and the Schuylkill acquisition and related financing thereof as if each event had occurred for income statement purposes at the beginning of the period presented (April 1, 1995).

  The Tudor, Evanite and CEAC acquisitions and their related financings were completed by July 2, 1995 and have been included in Exide's unaudited balance sheet as of July 2, 1995. The pro forma condensed consolidated balance sheet as of July 2, 1995 was prepared to illustrate the effects of the Schuylkill acquisition and related financing thereof as if it had occurred on July 2, 1995.

  The pro forma financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for each of the acquisitions to their respective assets and liabilities based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the pro forma condensed consolidated financial statements after valuations and other studies to be performed pursuant to post closing adjustments related to the acquisitions have been completed. Amounts allocated will be based upon the estimated fair values at the time of the acquisitions which could vary significantly from the amounts as of July 2, 1995. In addition, the interest rates on the borrowings under the Credit Agreement and the estimated transaction fees and expenses, are assumed solely for the purpose of presenting the pro forma financial information set forth below. The actual interest rates on borrowings under the Credit Agreement and actual transaction fees and expenses will differ from the assumptions set forth below.

  The pro forma adjustments are based on currently available information and upon certain assumptions that management believes are reasonable under the circumstances.

  THE PRO FORMA FINANCIAL DATA DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S RESULTS OF OPERATIONS WOULD ACTUALLY HAVE BEEN IF THE TRANSACTIONS ABOVE IN FACT HAD OCCURRED AT APRIL 1, 1994, APRIL 1, 1995 OR ON JULY 2, 1995 OR TO PROJECT THE COMPANY'S RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

  The following financial information should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto of Exide, Tudor and CEAC appearing elsewhere in this Prospectus or incorporated by reference herein.

                               EXIDE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE FISCAL YEAR ENDED MARCH 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                TUDOR                                         CEAC
                                 TUDOR       ACQUISITION      EVANITE          CEAC       ACQUISITION     SCHUYLKILL
                    ACTUAL   ACQUISITION(A) ADJUSTMENTS(B) ACQUISITION(C) ACQUISITION(D) ADJUSTMENTS(E) ACQUISITION(F)
                  ---------- -------------- -------------- -------------- -------------- -------------- --------------
Net Sales.......  $1,198,546    $232,601       $   --         $43,480        $788,741       $    --        $45,653
Cost of Sales...     932,866     173,598        (4,800)        32,573         581,308         (1,600)       37,947
                  ----------    --------       -------        -------        --------       --------       -------
Gross Profit....     265,680      59,003         4,800         10,907         207,433          1,600         7,706
                  ----------    --------       -------        -------        --------       --------       -------
Selling, General
& Administrative
Expenses........     201,518      57,505           --           7,645         165,263            --          2,008
Restructuring
Expenses........         --          994           --             --            6,533            --            --
                  ----------    --------       -------        -------        --------       --------       -------
                     201,518      58,499           --           7,645         171,796            --          2,008
                  ----------    --------       -------        -------        --------       --------       -------
Operating Income
(Loss)..........      64,162         504         4,800          3,262          35,637          1,600         5,698
                  ----------    --------       -------        -------        --------       --------       -------
Interest
Expense.........      52,565       6,505         9,800          2,089          13,465         30,900         8,536
Other (Income)
Expense.........         874        (685)          685         (1,197)          7,118         (4,543)           73
                  ----------    --------       -------        -------        --------       --------       -------
                      53,439       5,820        10,485            892          20,583         26,357         8,609
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
Before Income
Taxes, Minority
Interest and
Extraordinary
loss............      10,723      (5,316)       (5,685)         2,370          15,054        (24,757)       (2,911)
Income Taxes(h).       5,160        (218)       (3,186)           948           8,303         (7,825)        1,374
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
Before Minority
Interest and
Extraordinary
loss............       5,563      (5,098)       (2,499)         1,422           6,751        (16,932)       (4,285)
Minority
Interest........       1,072         151          (310)           --            1,149             17           --
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
before
Extraordinary
Loss............  $    4,491    $ (5,249)      $(2,189)       $ 1,422        $  5,602       $(16,949)      $(4,285)
                  ==========    ========       =======        =======        ========       ========       =======
EBITDA(i).......  $  106,878
Ratio of
Earnings to
Fixed
Charges(j)......         1.2
EBITDA/Interest
Expense(k)......         2.0
                    SCHUYLKILL    PRO FORMA
                   ACQUISITION     FOR THE
                  ADJUSTMENTS(G) ACQUISITIONS
                  -------------- ------------
Net Sales.......     $(16,292)    $2,292,729
Cost of Sales...      (15,539)     1,736,353
                  -------------- ------------
Gross Profit....         (753)       556,376
                  -------------- ------------
Selling, General
& Administrative
Expenses........          --         433,939
Restructuring
Expenses........          --           7,527
                  -------------- ------------
                          --         441,466
                  -------------- ------------
Operating Income
(Loss)..........         (753)       114,910
                  -------------- ------------
Interest
Expense.........       (8,395)       115,465
Other (Income)
Expense.........          --           2,325
                  -------------- ------------
                       (8,395)       117,790
                  -------------- ------------
Income (Loss)
Before Income
Taxes, Minority
Interest and
Extraordinary
loss............        7,642         (2,880)
Income Taxes(h).        2,942          7,498
                  -------------- ------------
Income (Loss)
Before Minority
Interest and
Extraordinary
loss............        4,700        (10,378)
Minority
Interest........          --           2,079
                  -------------- ------------
Income (Loss)
before
Extraordinary
Loss............     $  4,700     $  (12,457)
                  ============== ============
EBITDA(i).......                  $  229,026
Ratio of
Earnings to
Fixed
Charges(j)......                         1.0
EBITDA/Interest
Expense(k)......                         2.0

                               EXIDE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE THREE MONTHS ENDED JULY 2, 1995

                             (AMOUNTS IN THOUSANDS)

                                                        CEAC                       SCHUYLKILL    PRO FORMA
                                         CEAC       ACQUISITION     SCHUYLKILL    ACQUISITION     FOR THE
                           ACTUAL   ACQUISITION(D) ADJUSTMENTS(E) ACQUISITION(F) ADJUSTMENTS(G) ACQUISITIONS
                          --------  -------------- -------------- -------------- -------------- ------------
Net Sales...............  $432,320     $123,031       $   --          $9,907        $(3,765)      $561,493
Cost of Sales...........   343,226       96,115          (300)         7,796         (3,083)       443,754
                          --------     --------       -------         ------        -------       --------
Gross Profit............    89,094       26,916           300          2,111           (682)       117,739
                          --------     --------       -------         ------        -------       --------
Selling, General &
Administrative Expenses.    84,406       29,605           --             746            --         114,757
Restructuring Expenses..       --         2,412           --             --             --           2,412
                          --------     --------       -------         ------        -------       --------
                            84,406       32,017           --             746            --         117,169
                          --------     --------       -------         ------        -------       --------
Operating Income (Loss).     4,688       (5,101)          300          1,365           (682)           570
                          --------     --------       -------         ------        -------       --------
Interest Expense........    25,125        2,907         7,400          2,269         (2,227)        35,474
Other (Income) Expense..     2,253       (1,571)          --             --             --             682
                          --------     --------       -------         ------        -------       --------
                            27,378        1,336         7,400          2,269         (2,227)        36,156
                          --------     --------       -------         ------        -------       --------
Income (Loss) Before
Income Taxes and
Minority Interest.......   (22,690)      (6,437)       (7,100)          (904)         1,545        (35,586)
Income Taxes(h).........    (7,545)      (2,294)       (2,345)           (45)           564        (11,665)
                          --------     --------       -------         ------        -------       --------
Income (Loss) Before
Minority Interest.......   (15,145)      (4,143)       (4,755)          (859)           981        (23,921)
Minority Interest.......      (467)         373            (9)           --             --            (103)
                          --------     --------       -------         ------        -------       --------
Net Income (Loss).......  $(14,678)    $ (4,516)      $(4,746)        $ (859)       $   981       $(23,818)
                          ========     ========       =======         ======        =======       ========
EBITDA(i)...............  $ 28,989                                                                $ 33,546
Ratio of Earnings to
Fixed Charges(j)........       0.2                                                                     0.1
EBITDA/Interest
Expense(k)..............       1.2                                                                     1.0

                               EXIDE CORPORATION

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AT JULY 2, 1995

                             (AMOUNTS IN THOUSANDS)

                                                                    PRO FORMA
                                                      SCHUYLKILL     FOR THE
                                       SCHUYLKILL    ACQUISITION   SCHUYLKILL
                           ACTUAL    ACQUISITION(F) ADJUSTMENTS(G) ACQUISITION
                         ----------  -------------- -------------- -----------
         ASSETS
Current Assets:
 Cash & Equivalents..... $   52,886     $    312       $    --     $   53,198
 Receivables, net.......    581,269        7,335         (3,626)      584,978
 Inventories............    646,677        7,782           (626)      653,833
 Prepaids & Other.......     69,943        1,158            --         71,101
 Deferred Income Taxes..     33,333          --             345        33,678
                         ----------     --------       --------    ----------
                          1,384,108       16,587         (3,907)    1,396,788
                         ----------     --------       --------    ----------
Property, Plant &
 Equipment, net.........    587,955       11,486            --        599,441
Other Assets:
 Goodwill...............    499,988          --           9,014       509,002
 Other..................    131,691          906            800       133,397
                         ----------     --------       --------    ----------
                            631,679          906          9,814       642,399
                         ----------     --------       --------    ----------
   Total Assets......... $2,603,742     $ 28,979       $  5,907    $2,638,628
                         ==========     ========       ========    ==========
      LIABILITIES AND COMMON
       STOCKHOLDERS' EQUITY
Current Liabilities:
 Short Term Borrowings.. $  111,878     $    --        $    --     $  111,878
 Current Maturities of
  Long-Term Debt........     30,524       58,532        (58,532)       30,524
 Accounts Payable.......    305,366        2,621         (3,376)      304,611
 Accrued Expenses.......    339,853       16,254        (10,121)      345,986
                         ----------     --------       --------    ----------
                            787,621       77,407        (72,029)      792,999
                         ----------     --------       --------    ----------
Long-Term Debt..........  1,134,060          --           2,000     1,136,060
Other Noncurrent
 Liabilities............    226,426        1,000          1,000       228,426
Deferred Income Taxes...      2,615          --             --          2,615
Minority Interests......     49,993          --             --         49,993
Commitments and
 Contingencies
Common Stockholders'
 Equity:
 Common Stock &
  Surplus...............    443,646        5,155         20,353       469,154
 Retained Earnings
  (Deficit).............    (40,913)     (54,583)        54,583       (40,913)
 Other..................        294          --             --            294
                         ----------     --------       --------    ----------
                            403,027      (49,428)        74,936       428,535
                         ----------     --------       --------    ----------
   Total Liabilities and
    Common Stockholders'
    Equity.............. $2,603,742     $ 28,979       $  5,907    $2,638,628
                         ==========     ========       ========    ==========

                         NOTES TO PRO FORMA STATEMENTS

  (a) Reflects the consolidated effect of the Tudor acquisition converted to United States dollars. Spanish pesetas were translated to United States dollars using the average translation rates for the six month preacquisition period ended October 2, 1994 (132.82).

  (b) Reflects the acquisition adjustments related to the Tudor acquisition including (1) borrowing approximately $250 million under the Credit Agreement and $89.5 million in letters of credit at average rates of 6.28% and 2.125%, respectively, for the six month preacquisition period ended October 2, 1994,
(2) the amortization of deferred financing costs (included in Exide's actual results) over principally 5 years (included in interest expense), (3) recognition of $106.3 million of goodwill from the acquisition and related amortization over 40 years, (4) the reduction in depreciation expense of $6.0 million related to the fair market value remeasurement of property, plant and equipment for the six months ended October 2, 1994, and (5) the recognition of the loss attributable to the minority shareholders interests (5.6%).

  (c) Reflects the consolidated effect and related acquisition adjustments of the Evanite acquisition. The adjustments for Evanite relate to (1) borrowing approximately $35.4 million under the Credit Agreement at the average rate of 5.69% for the period from April 1, 1994 to February 22, 1995 (the preacquisition period), (2) the elimination of $325,000 of cost of goods sold and $673,000 of selling, general and administrative expense related primarily to compensation paid to terminated members of management in duplicative positions with the Company and excess lease costs incurred in the preacquisition period, and (3) the elimination of approximately $25 million for the preacquisition period of Evanite's sales which are "intercompany" sales.

  (d) Reflects the consolidated effect of the CEAC acquisition, including its acquisition of a 95% interest in Centra, converted to United States dollars. French francs were translated to United States dollars using the average translation rates for the fiscal year ended March 31, 1995 (5.3717) and the two month preacquisition period ended May 31, 1995 (4.9213).

  (e) Reflects the acquisition adjustments related to the CEAC acquisition including (1) borrowing approximately $149.0 million under the Credit Agreement at 7.057% and 8.380% for the fiscal year ended March 31, 1995 and the two month preacquisition period ended May 31, 1995, respectively, (2) utilizing the $247.5 million of net proceeds from the Company's December 1994 Common Stock offering, (3) borrowing $300.0 million pursuant to the 10% Senior Notes issued in April 1995, (4) refinancing existing CEAC debt of approximately $150 million with borrowings under a new European Facilities Agreement, (5) the recognition and amortization of $174.8 million of additional goodwill over 40 years, and
(6) the reduction of property, plant and equipment for $40 million related to the remeasurement to fair market value and the related reduction of depreciation expense of $4.0 million.

  (f) Reflects the consolidated effect of the Schuylkill acquisition. The Schuylkill information included in this column of the consolidated statement of income for the fiscal year ended March 31, 1995 represents Schuylkill's information for their fiscal year ended December 31, 1994.

  (g) Reflects the acquisition adjustments related to the Schuylkill acquisition including (1) issuing 593,210 shares of Exide's common stock ($43 per share as of July 2, 1995) to Schuylkill's lenders in exchange for all of Schuylkill's outstanding long-term debt (including current maturities and accrued interest), (2) borrowing approximately $2.0 million under the Credit Agreement at 7.057% and 8.38% for the fiscal year ended March 31, 1995 and the three months ended July 2, 1995, respectively, (3) the elimination of Schuylkill's historical interest expense related to (1) above, (4) the recognition of $2 million of additional environmental reserves, (5) the recognition and amortization of $9.0 million of goodwill over 40 years, (6) the elimination of approximately $16.3 million and $3.8 million of Schuylkill's sales for the fiscal year ended March 31, 1995 and for the three months ended July 2, 1995, respectively, which are "intercompany" sales, (7) the elimination of approximately $.5 million and $.6 million of Schuylkill's gross profit for the fiscal year ended March 31, 1995 and for the three months ended July 2, 1995, respectively, which would have been "deferred intercompany profit," (8) the elimination of approximately $3.6 million of intercompany receivables and payables related to intercompany balances with Exide as of July 2, 1995, and (9) the elimination of common stock and surplus and retained earnings (deficit).

  (h) Reflects the adjustment of income taxes (using an estimated combined federal and state rate of 40% for United States entities, an estimated rate of 35% for CEAC and Tudor) as a result of the pro forma adjustments described in these notes.

  (i) Represents earnings before interest, taxes, depreciation of property, plant and equipment, amortization of goodwill and equity in earnings (loss) of joint ventures. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Interest expense does not include interest earned on the collateral account of the Company's receivables sale facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of other commonly used measures of liquidity and operating performance.

  (j) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and equity in earnings of joint ventures plus fixed charges (excluding capitalized interest) and dividends from joint ventures. Fixed charges consist of interest expense, amortization of debt expense, capitalized interest, and one-third of rent expense, representative of the interest factor.

  (k) The ratio of EBITDA to interest expense (in each case subject to certain adjustments) will be used to determine compliance with certain covenants contained in the Indenture. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of the Company's liquidity.

                                  RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information in this Prospectus, the following factors before tendering their Old Notes in the Exchange Offer.

EUROPEAN ACQUISITIONS

  The acquisition of BIG, Tudor and CEAC and the assumption of Gemala Battery's customers represent major investments in a region with which Exide has had limited experience. The integration and consolidation of these separate entities will require substantial management time and financial and other resources, and may pose risks with respect to production, customer service and market share. While the Company believes that it has sufficient financial and management resources to accomplish the rationalization and integration of BIG, Tudor and CEAC, and the integration of Gemala Battery's customer base, there can be no assurance in this regard or that the Company will not experience difficulties with customers, personnel or others.

BATTERY MARKET; PRICING PRESSURES; SEASONALITY

  The replacement and OEM SLI battery and industrial battery markets in North America and Europe are highly competitive and have seen consolidation. Competition and increased pressure for cost reductions from large retail customers in the SLI aftermarket and from automotive OEMs and other customers in the industrial battery markets have resulted in declining prices over the last several years. Pricing in the battery industry continues to be highly competitive. Given the Company's leading market share in the North American SLI battery aftermarket, pressure from competitors has become even more intense.

  The battery business is subject to certain factors affecting pricing and sales over which Exide has little or no control, such as the effect of weather conditions on the demand for replacement automotive batteries and fluctuations in the price of lead. See "Summary--The Company--Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Weather." In addition, the markets for the Company's products, particularly SLI batteries for OEMs and industrial batteries, are affected substantially by the health of the general economies of the countries and regions in which Exide markets its products. See "Business-- Manufacturing, Raw Materials and Suppliers" and "--Competition."

ENVIRONMENTAL MATTERS

  The Company, particularly as a result of its manufacturing and secondary lead smelting operations, is subject to numerous domestic and foreign environmental and occupational safety and health laws and regulations and is exposed to liabilities and compliance costs arising from its past and current handling, processing, recycling, storing and disposing of hazardous substances and hazardous wastes.

  The Company may have insurance coverage for certain environmental remediation costs arising out of business activities in the United States during the periods the Company was insured under past comprehensive general liability policies that it obtained prior to 1982. However, since that time the Company has not (consistent with the automotive battery industry in general) maintained environmental impairment liability insurance in the United States due to the unavailability of meaningful coverage and the prohibitive cost of obtaining even limited coverage, except that the Company may have limited coverage for certain costs under environmental impairment policies issued between 1983 and 1985. The Company's United States general liability policies have included pollution exclusion clauses which may bar recovery for liabilities caused after 1985. The Company is currently involved in litigation with certain insurance carriers concerning the issue of insurance coverage for environmental liabilities. For a description of these and other risks applicable to the business of the Company, see "Business--Environmental, Health and Safety Matters." Except as disclosed herein, the Company believes that it is in substantial compliance with all material statutes and regulations regarding environmental and occupational safety and health matters.

  As of July 2, 1995, the Company has been advised by the U.S. Environmental Protection Agency (the "EPA") and various state agencies that it is a "Potentially Responsible Party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or similar state laws at 46 federally defined Superfund or state equivalent sites. At sixteen of these sites, the Company has either paid or is in the process of paying its share of liability. Liability for environmental remediation costs under such statutes can be imposed on a joint and several basis. However, management believes that its PRP status at these Superfund sites will not have a material adverse effect on the Company's business or financial condition because, based on the Company's experience, it is reasonable to expect that liability will be roughly proportionate to its volumetric contribution of waste to the sites. The Company is the primary PRP at four Superfund sites. Other than these four sites, the Company's volumetric contribution exceeds 5% at only nine Superfund sites (with respect to two of which the Company's share of liability has been paid) and its volumetric contribution at the six sites where the Company's liability has not been fully paid averages 13.4%. The Company also is involved in the assessment and remediation of various other properties, including certain Company-owned or
- -operated facilities. At August 31, 1995, the Company had established reserves of $24.8 million for offsite and onsite environmental remediation costs. See "Business--Environmental, Health and Safety Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Future Environmental Developments" for additional information on environmental matters.

  The Company completed its acquisition of CEAC in May 1995. The Company is aware that the lead-acid battery manufacturing facilities in Auxere and Nimes, France do not currently meet air emission standards established by the French Ministry of Environment. The local enforcement authority is aware of the situation in Nimes, and has granted the Company an additional two year period within which to achieve compliance with those standards. Investigation of the situation at the Auxere facility is continuing. Management believes that the cost of achieving compliance with the air limits at both these facilities is not material.

  In addition, the lead-acid battery manufacturing facilities in Vierzon, France and Weiden, Germany are not in compliance with certain limits contained in these facilities' wastewater discharge permits. The German authorities are aware of the situation with respect to the Weiden facility; negotiations to resolve this matter are continuing. Investigation of the situation at the Vierzon facility is continuing. The cost of any upgrades required to achieve compliance at these facilities are not expected to cause the Company to incur material costs.

  CEAC's German subsidiary, Sonnenschein, GmbH, has signed a consent order with the administrative enforcement authorities to complete remediation of a river which flows along the lead-acid battery manufacturing facility in Budingen, Germany. That cleanup is proceeding and CEAC has established a reserve to cover the cost of completing the project.

  The Company's Polish subsidiary, Centra, S.A. ("Centra"), is a former state-owned entity. Under the sales agreement with the Polish State Treasury, the Company is obligated to spend $1.0 million in capital improvements in environmental controls at the Centra facilities. The funds needed to cover this commitment are included in CEAC's capital budget. Management believes that these funds will be needed to ensure compliance with anticipated new air regulations in Poland.

HIGH LEVERAGE; LIQUIDITY

  The Company has indebtedness which is substantial in relation to its stockholders' equity and interest and debt service requirements which are significant compared to its cash flow from operations. As of July 2, 1995, the Company's total long-term indebtedness (including current installments and short-term borrowings) was $1,276.5 million ($1,278.5 million pro forma for the Schuylkill acquisition) and stockholders' equity was $403.0 million ($428.9 million pro forma for the Schuylkill acquisition). Approximately $704.0 million of such indebtedness bears interest at variable rates, which causes the amount of the Company's debt service requirements to be sensitive to interest rate movements. In addition, the Indenture permits the Company to incur certain additional indebtedness. See "Use of Proceeds," "Capitalization," "Pro Forma Condensed

Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Description of the New Notes-- Covenants--Limitation on Indebtedness." For the three months ended July 2, 1995, the Company's ratio of EBITDA to interest expense was 1.2 to 1.

  The Company's credit agreement (the "Credit Agreement") with a group of banks led by Bankers Trust Co. ("Bankers Trust"), Bank of America National Trust and Savings Association ("Bank of America") and Bank of Montreal contains certain restrictions on, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, make certain capital expenditures, repay indebtedness prior to its stated maturity, create liens, sell assets and engage in mergers or acquisitions. In addition, the Credit Agreement requires the Company to maintain certain financial ratios such as EBITDA to interest expense. Because lower than expected sales in the fourth quarter of fiscal 1995 would have caused the Company to be in violation of certain financial covenants in the Credit Agreement, the Company obtained an amendment to such covenants in order to permit continued borrowing. The indentures, as amended in January 1995, relating to the 10 3/4% Notes and the 12 1/4% Debentures also contain certain restrictive covenants which the Company is and has been in compliance with, but which could, in combination with the leveraged nature of the Company, limit Exide's ability to incur indebtedness, grant liens and take other corporate actions.

  In addition to the Company issuing the Notes and the borrowing of additional amounts under the Credit Agreement for the purchase price of CEAC, approximately $150 million of debt of CEAC and its subsidiaries was refinanced under a Facilities Agreement (the "Facilities Agreement"). See "Description of Certain Indebtedness--Facilities Agreement."

  The Company expects that its operating cash flow will be sufficient to cover its debt service obligations, subject to the Company's need to refinance its outstanding indebtedness at or prior to maturity. The Company's ability to satisfy its obligations will, however, be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control such as weather. If the Company is not able to satisfy its fixed charges, including its interest payment obligations, it could default on its indebtedness, including the New Notes, which would entitle holders of such indebtedness to accelerate the maturity thereof. See "Description of Certain Indebtedness" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

ASSET ENCUMBRANCES; RANKING

  The New Notes are unsecured senior indebtedness of the Company. At July 2, 1995, the Company had approximately $1,171.4 million of senior indebtedness, approximately $407.0 million of which is secured indebtedness, and approximately $82.2 million of subordinated indebtedness. Holders of such secured indebtedness will be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the New Notes. The Indenture also permits the Company and its subsidiaries to incur additional secured indebtedness and grant additional liens. See "Description of the New Notes--Certain Covenants." In the event of bankruptcy, liquidation or reorganization of the Company, holders of secured indebtedness will have a claim, prior to the claim of the holders of the New Notes on the assets of the Company securing such indebtedness. In addition, to the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, holders of amounts remaining outstanding on such secured indebtedness (as well as other unsubordinated creditors of the Company) would be entitled to share pari passu with the New Notes with respect to any other assets of the Company. Assets remaining after satisfaction of the claims of holders of secured indebtedness may not be sufficient to pay amounts due on any or all of the New Notes then outstanding.

  The New Notes are effectively subordinated to all third-party liabilities of the Company's subsidiaries. At July 2, 1995, the Company's subsidiaries had approximately $1,588.6 million of such liabilities, including approximately $833.6 of indebtedness, which includes the principal subsidiaries' guarantee of the Company's obligations under the Credit Agreement.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the continued services of its management team, including Arthur M. Hawkins, Chairman, President and Chief Executive Officer. Although the Company believes it could replace key employees in an orderly fashion should the need arise, the loss of such personnel could have an adverse effect on the Company. The Company is insured under a $10.0 million "key-man" policy covering Mr. Hawkins' life.

LIMITATION ON USE OF NET OPERATING LOSSES

  Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), imposes limitations on a corporation's ability to use net operating loss ("NOL") carryforwards if the corporation experiences a more-than-50-percent ownership change over a three-year testing period. In general, if such an ownership change occurs, Section 382 limits the amount of NOL carried over from pre-ownership change years that can be used in any one post-change year to an amount equal to the product of the value of the corporation's stock (with certain adjustments) at the time of the change multiplied by an interest rate determined by the Internal Revenue Service (the "IRS") for the month of the change.

  The Company believes that its March 1994 Common Stock offering, in combination with its initial public offering, resulted in a more-than-50-percent ownership change for purposes of Section 382. The Company's use of its NOLs is therefore subject to the limitations imposed by Section 382. However, given the Company's current tax situation and its estimate of the Section 382 annual limitation, the Company does not believe that the application of Section 382 will have any material adverse effect on the Company's results of operations or liquidity.

  The Company does not believe that it experienced a more-than-50-percent ownership change for purposes of Section 382 prior to the March 1994 Common Stock offering and the initial public offering. No assurances, however, can be given that the IRS will not assert that the Company's use of its NOL carryforward is limited by Section 382 prior to such offerings. If the Section 382 limitations were held to have been imposed for years prior to such offerings as a result of ownership changes of the level described above, the Company's use of its NOL carryforwards could be materially reduced for years after the change and the Company's effective tax rate for such years could be increased. Moreover, if the date of the change was before the end of the Company's taxable year ended March 31, 1992, such a change could limit the Company's ability to use $132.2 million of NOL carryforwards existing at March 31, 1991, of which $106.0 million was used to offset the Company's taxable income in fiscal 1992 and in fiscal 1994.

CURRENCY RISK

  Because of its recent acquisitions of BIG, Tudor and CEAC, and the recent assumption of Gemala Battery's customer base, substantial portions of the Company's revenues and expenses will be denominated in currencies other than U.S. dollars and changes in exchange rates will therefore have a greater effect on the Company's results of operations.

  In addition, a substantial portion of the Company's indebtedness relating to foreign acquisitions is denominated in United States dollars and the related revenues are in foreign currencies. Although the Company intends to hedge the related foreign exchange risks, there can be no assurance that this can be accomplished on satisfactory terms.

LACK OF PUBLIC MARKET

  The New Notes constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. MS&Co. has indicated to the Company that it intends to make a market in the New Notes, but it is under no obligation to do so and such market-making could be discontinued at any time. MS&Co. may act as principal or agent in such transactions. No assurance can be given that an active trading market for the New Notes will develop.

                                USE OF PROCEEDS

  The Company will not receive any cash proceeds from the Exchange Offer. The net proceeds of the Offering were approximately $293.9 million and were used, along with borrowings of approximately $131.1 million under the Credit Agreement, to finance the CEAC acquisition.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of July 2, 1995. This table should be read in conjunction with the consolidated financial information and pro forma condensed consolidated financial information included elsewhere in this Prospectus, including the notes thereto.

                                                               JULY 2, 1995
                                                          ----------------------
                                                          (AMOUNTS IN THOUSANDS)
Short-term borrowings....................................       $  111,904
                                                                ==========
Current Maturities of Long-Term Debt.....................       $   30,524
                                                                ==========
Long-Term Debt:
  U.S. Credit Agreement borrowings.......................       $  350,750
  The Notes..............................................          300,000
  10 3/4% Notes..........................................          150,000
  12 1/4% Debentures.....................................           82,208
  European Facilities Agreement..........................          154,275
  European Term Loans....................................           79,033
  Spanish Convertible Debentures.........................           24,858
  Other..................................................           23,434
                                                                ----------
                                                                 1,164,558
  Less: Current Maturities of Long-Term Debt.............           30,524
                                                                ----------
    Long-Term Debt.......................................        1,134,034
                                                                ----------
Common Stockholders' Equity:
  Common Stock and Surplus...............................          443,646
  Retained Earnings (Deficit)............................          (40,913)
  Other..................................................              294
                                                                ----------
    Total Common Stockholders' Equity....................          403,027
                                                                ----------
    Total Capitalization.................................       $1,537,061
                                                                ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary historical consolidated financial data of the Company for the years ended March 31, 1991, 1992, 1993, 1994 and 1995 that were derived from the consolidated financial statements of the Company which statements have been audited by Arthur Andersen LLP, independent public accountants. The reports of such accountants with respect to the Company's Consolidated Financial Statements for the fiscal years ended March 31, 1993, 1994 and 1995 are incorporated by reference in this Prospectus. Reference is made to the report on the consolidated financial statements, which includes an explanatory paragraph with respect to the change in the method in accounting for postretirement employee benefits other than pensions in fiscal 1994 as discussed in Note 8 to the consolidated financial statements. The following table also sets forth summary historical consolidated financial data of the Company for the three-month periods ended July 3, 1994 and July 2, 1995. The information presented for the interim periods is unaudited but, in the opinion of management, such information reflects only normal recurring adjustments necessary for a fair presentation of the financial data for the interim periods. Due to the highly seasonal nature of the Company's business, the results for the interim periods presented are not indicative of the results for a full year.

  The following information should be read in conjunction with "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus or incorporated by reference herein.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                  FISCAL YEAR ENDED MARCH 31,                          THREE MONTHS ENDED
                         -------------------------------------------------------     -----------------------
                                                                                       JULY 3,     JULY 2,
                                                                                        1994        1995
                           1991      1992        1993         1994       1995        (UNAUDITED) (UNAUDITED)
                         --------  --------    --------     --------  ----------     ----------- -----------
                                                   (AMOUNTS IN THOUSANDS)
INCOME STATEMENT DATA:
Net Sales (a)........... $742,671  $593,626    $578,755     $679,649  $1,198,546      $165,067    $ 432,320
Gross Profit............  132,249   118,475     128,757      158,253     265,680        40,617       89,044
Selling, General and
 Administrative
 Expenses...............   98,081    83,645      81,587       96,495     201,518        32,062       84,406
Operating Income........   34,168    34,830      47,170       61,758      64,162         8,555        4,688
Interest Expense........   41,319    34,364      35,261       33,150      52,565         7,731       25,125
Income Taxes............      450    14,100       3,400       10,794       5,160           547       (7,545)
Income (Loss) before
 Extraordinary Loss and
 Cumulative Effect of
 Accounting Change......  (12,324)    6,656       5,153       17,217       4,491           (41)     (14,678)
Extraordinary Loss......      --        --      (10,363)(b)      --       (3,597)(c)       --           --
Cumulative effect of
 accounting change (d)..      --        --          --       (12,711)        --            --           --
Net Income (Loss).......  (12,324)    6,656      (5,210)       4,506         894           (41)     (14,678)
Preferred dividends.....    6,440     6,986       4,996          --          --            --           --
BALANCE SHEET DATA
 (AT END OF PERIOD):
Working Capital.........  142,514   122,906     132,339      153,711     395,875                    596,461
Property, Plant and
 Equipment, net.........  180,101   139,494     136,392      181,147     423,876                    587,955
Total Assets............  595,066   463,679     474,868      629,090   1,637,589                  2,603,742
Long-Term Debt
 (Including Current
 Maturities and Short-
 term Borrowings).......  375,157   274,866     305,562      291,821     645,135                  1,276,462
Preferred Stock.........   82,135    88,325       6,462          --          --                         --
Common Stockholders'
 Equity (Deficit).......  (10,580)  (10,013)     45,096      164,450     413,230                    403,027
OTHER DATA:
EBITDA (a)(e)...........   59,137    82,077(f)   72,427       91,465     106,878        16,822       28,989
Ratio of Earnings to
 Fixed Charges(g).......      --        1.5         1.2          1.7         1.2           1.0          0.2
EBITDA/Interest
 Expense(h).............      1.4       2.4         2.1          2.8         2.0           2.2          1.2
Capital Expenditures....   24,470    15,426      20,266       47,164      61,257        17,585       19,590
Net cash provided by
 (used in) operating
 activities.............    1,887     7,931      24,959       49,364     (69,134)      (24,226)     (41,951)
Net cash used in
 investing activities...  (27,563)  100,807     (21,845)     (54,859)   (322,896)      (51,819)    (400,384)
Net cash provided by
 (used in) financing
 activities.............   28,181  (111,050)     (2,948)      38,701     418,314        76,298      431,737
Units Sold..............   17,838    17,483      18,075       21,896      32,309         5,386        9,359

- --------
(a) The Company sold its North American industrial battery product line on June 10, 1991. Net sales and EBITDA for the period prior to June 1991 include the North American industrial battery product line. If the North American industrial battery product line were excluded, net sales would have been $528.6 million, $581.6 million and $569.8 million and EBITDA would have been $30.8 million, $39.6 million and $58.2 million for fiscal 1990, fiscal 1991 and fiscal 1992, respectively.

(b) During fiscal 1993, the Company recorded a loss of $10.4 million (net of a tax benefit of $1.9 million) resulting from the early extinguishment of debt in connection with the Refinancing.

(c) During fiscal 1995, the Company recorded a loss of $3.6 million (net of a tax benefit of $2.3 million) resulting from the early retirement of debt in connection with the Credit Agreement.

(d) Effective April 1, 1993, the Company adopted SFAS 106 which resulted in a charge of $12.7 million with no income tax effect because of the uncertainty of deductibility at that time. See Note 8 to the Company's consolidated financial statements incorporated by reference herein.
(e) Represents earnings before interest, taxes, depreciation of property, plant and equipment, amortization of goodwill and equity in earnings (loss) of joint ventures. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Interest expense does not include interest earned on the collateral account of the Company's receivable sales facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other commonly used measures of liquidity and operating performance.

(f) Includes the gain on the sale of the North American industrial battery product line of $22.1 million.
(g) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and equity in earnings of joint ventures plus fixed charges (excluding capitalized interest) and dividends from joint ventures. Fixed charges consist of interest expense, amortization of debt expense, capitalized interest, and one-third of rent expense, representative of the interest factor. Earnings were less than fixed charges by approximately $13.4 million for the year ended March 31, 1991.
(h) The ratio of EBITDA to interest expense (in each case subject to certain adjustments) will be used to determine compliance with certain covenants contained in the Indenture. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of the Company's liquidity.

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following pro forma condensed consolidated statement of income for the fiscal year ended March 31, 1995 was prepared to illustrate the estimated effects of the following events as if each event had occurred on April 1, 1994:
(i) the Tudor acquisition and its related borrowings under the Credit Agreement, (ii) the purchase of Evanite, (iii) the CEAC acquisition and its related financing including the application of the net proceeds from the Company's December 1994 Common Stock offering and borrowings under the Credit Agreement and the Facilities Agreement, and (iv) the acquisition of Schuylkill and the related financing thereof.

  The CEAC acquisition and its related financing was completed in May 1995 and is included in Exide's reported results for the period from June 1, 1995 through July 2, 1995. The pro forma condensed consolidated statement of income for the three months ended July 2, 1995 was prepared to illustrate the estimated effects of the CEAC acquisition for the two-month period from April 1, 1995 through May 31, 1995 and the Schuylkill acquisition and related financing thereof as if each event had occurred for income statement purposes at the beginning of the period presented (April 1, 1995).

  The Tudor, Evanite and CEAC acquisitions and their related financings were completed by July 2, 1995 and have been included in Exide's unaudited balance sheet as of July 2, 1995. The pro forma condensed consolidated balance sheet as of July 2, 1995 was prepared to illustrate the effects of the Schuylkill acquisition and related financing thereof as if it had occurred on July 2, 1995.

  The pro forma financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for each of the acquisitions to their respective assets and liabilities based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the pro forma condensed consolidated financial statements after valuations and other studies to be performed pursuant to post closing adjustments related to the acquisitions have been completed. Amounts allocated will be based upon the estimated fair values at the time of the acquisitions which could vary significantly from the amounts as of July 2, 1995. In addition, the interest rates on the borrowings under the Credit Agreement and the estimated transaction fees and expenses, are assumed solely for the purpose of presenting the pro forma financial information set forth below. The actual interest rates on borrowings under the Credit Agreement and actual transaction fees and expenses will differ from the assumptions set forth below.

  The pro forma adjustments are based on currently available information and upon certain assumptions that management believes are reasonable under the circumstances.

  THE PRO FORMA FINANCIAL DATA DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S RESULTS OF OPERATIONS WOULD ACTUALLY HAVE BEEN IF THE TRANSACTIONS ABOVE IN FACT HAD OCCURRED AT APRIL 1, 1994, APRIL 1, 1995 OR ON JULY 2, 1995 OR TO PROJECT THE COMPANY'S RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

  The following financial information should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto of Exide, Tudor and CEAC appearing elsewhere in this Prospectus or incorporated by reference herein.

                               EXIDE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE FISCAL YEAR ENDED MARCH 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                TUDOR                                         CEAC
                                 TUDOR       ACQUISITION      EVANITE          CEAC       ACQUISITION     SCHUYLKILL
                    ACTUAL   ACQUISITION(A) ADJUSTMENTS(B) ACQUISITION(C) ACQUISITION(D) ADJUSTMENTS(E) ACQUISITION(F)
                  ---------- -------------- -------------- -------------- -------------- -------------- --------------
Net Sales.......  $1,198,546    $232,601       $   --         $43,480        $788,741       $    --        $45,653
Cost of Sales...     932,866     173,598        (4,800)        32,573         581,308         (1,600)       37,947
                  ----------    --------       -------        -------        --------       --------       -------
Gross Profit....     265,680      59,003         4,800         10,907         207,433          1,600         7,706
                  ----------    --------       -------        -------        --------       --------       -------
Selling, General
& Administrative
Expenses........     201,518      57,505           --           7,645         165,263            --          2,008
Restructuring
Expenses........         --          994          (994)           --            6,533         (6,533)          --
                  ----------    --------       -------        -------        --------       --------       -------
                     201,518      58,499          (994)         7,645         171,796         (6,533)        2,008
                  ----------    --------       -------        -------        --------       --------       -------
Operating Income
(Loss)..........      64,162         504         5,794          3,262          35,637          8,133         5,698
                  ----------    --------       -------        -------        --------       --------       -------
Interest
Expense.........      52,565       6,505         9,800          2,089          13,465         30,900         8,536
Other (Income)
Expense.........         874        (685)          685         (1,197)          7,118         (4,543)           73
                  ----------    --------       -------        -------        --------       --------       -------
                      53,439       5,820        10,485            892          20,583         26,357         8,609
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
Before Income
Taxes, Minority
Interest and
Extraordinary
loss............      10,723      (5,316)       (4,691)         2,370          15,054        (18,224)       (2,911)
Income Taxes(h).       5,160        (218)       (2,838)           948           8,303         (5,538)        1,374
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
Before Minority
Interest and
Extraordinary
loss............       5,563      (5,098)       (1,853)         1,422           6,751        (12,686)       (4,285)
Minority
Interest........       1,072         151          (310)           --            1,149             17           --
                  ----------    --------       -------        -------        --------       --------       -------
Income (Loss)
before
Extraordinary
Loss............  $    4,491    $ (5,249)      $(1,543)       $ 1,422        $  5,602       $(12,703)      $(4,285)
                  ==========    ========       =======        =======        ========       ========       =======
EBITDA(i).......  $  106,878
Ratio of
Earnings to
Fixed
Charges(j)......         1.2
EBITDA/Interest
Expense(k)......         2.0
                    SCHUYLKILL    PRO FORMA
                   ACQUISITION     FOR THE
                  ADJUSTMENTS(G) ACQUISITIONS
                  -------------- ------------
Net Sales.......     $(16,292)    $2,292,729
Cost of Sales...      (15,430)     1,736,462
                  -------------- ------------
Gross Profit....         (862)       556,267
                  -------------- ------------
Selling, General
& Administrative
Expenses........          --         433,939
Restructuring
Expenses........          --             --
                  -------------- ------------
                          --         433,939
                  -------------- ------------
Operating Income
(Loss)..........         (862)       122,328
                  -------------- ------------
Interest
Expense.........       (8,395)       115,465
Other (Income)
Expense.........          --           2,325
                  -------------- ------------
                       (8,395)       117,790
                  -------------- ------------
Income (Loss)
Before Income
Taxes, Minority
Interest and
Extraordinary
loss............        7,533          4,538
Income Taxes(h).        2,942         10,133
                  -------------- ------------
Income (Loss)
Before Minority
Interest and
Extraordinary
loss............        4,591         (5,595)
Minority
Interest........          --           2,079
                  -------------- ------------
Income (Loss)
before
Extraordinary
Loss............     $  4,591     $   (7,674)
                  ============== ============
EBITDA(i).......                  $  229,026
Ratio of
Earnings to
Fixed
Charges(j)......                         1.0
EBITDA/Interest
Expense(k)......                         2.0

                               EXIDE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE THREE MONTHS ENDED JULY 2, 1995

                             (AMOUNTS IN THOUSANDS)

                                                        CEAC                       SCHUYLKILL    PRO FORMA
                                         CEAC       ACQUISITION     SCHUYLKILL    ACQUISITION     FOR THE
                           ACTUAL   ACQUISITION(D) ADJUSTMENTS(E) ACQUISITION(F) ADJUSTMENTS(G) ACQUISITIONS
                          --------  -------------- -------------- -------------- -------------- ------------
Net Sales...............  $432,320     $123,031       $   --          $9,907        $(3,765)      $561,493
Cost of Sales...........   343,226       96,115          (300)         7,796         (3,083)       443,754
                          --------     --------       -------         ------        -------       --------
Gross Profit............    89,094       26,916           300          2,111           (682)       117,739
                          --------     --------       -------         ------        -------       --------
Selling, General &
Administrative Expenses.    84,406       29,605           --             746            --         114,757
Restructuring Expenses..       --         2,412           --             --             --           2,412
                          --------     --------       -------         ------        -------       --------
                            84,406       32,017           --             746            --         117,169
                          --------     --------       -------         ------        -------       --------
Operating Income (Loss).     4,688       (5,101)          300          1,365           (682)           570
                          --------     --------       -------         ------        -------       --------
Interest Expense........    25,125        2,907         7,400          2,269         (2,227)        35,474
Other (Income) Expense..     2,253       (1,571)          --             --             --             682
                          --------     --------       -------         ------        -------       --------
                            27,378        1,336         7,400          2,269         (2,227)        36,156
                          --------     --------       -------         ------        -------       --------
Income (Loss) Before
Income Taxes and
Minority Interest.......   (22,690)      (6,437)       (7,100)          (904)         1,545        (35,586)
Income Taxes(h).........    (7,545)      (2,294)       (2,345)           (45)           564        (11,665)
                          --------     --------       -------         ------        -------       --------
Income (Loss) Before
Minority Interest.......   (15,145)      (4,143)       (4,755)          (859)           981        (23,921)
Minority Interest.......      (467)         373            (9)           --             --            (103)
                          --------     --------       -------         ------        -------       --------
Net Income (Loss).......  $(14,678)    $ (4,516)      $(4,746)        $ (859)       $   981       $(23,818)
                          ========     ========       =======         ======        =======       ========
EBITDA(i)...............  $ 28,989                                                                $ 33,546
Ratio of Earnings to
Fixed Charges(j)........       0.2                                                                     0.1
EBITDA/Interest
Expense(k)..............       1.2                                                                     1.0

                             EXIDE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AT JULY 2, 1995

                          (AMOUNTS IN THOUSANDS)

                                                                    PRO FORMA
                                                      SCHUYLKILL     FOR THE
                                       SCHUYLKILL    ACQUISITION   SCHUYLKILL
                           ACTUAL    ACQUISITION(F) ADJUSTMENTS(G) ACQUISITION
                         ----------  -------------- -------------- -----------
         ASSETS
Current Assets:
 Cash & Equivalents..... $   52,886     $    312       $    --     $   53,198
 Receivables, net.......    581,269        7,335         (3,626)      584,978
 Inventories............    646,677        7,782           (626)      653,833
 Prepaids & Other.......     69,943        1,158            --         71,101
 Deferred Income Taxes..     33,333          --             345        33,678
                         ----------     --------       --------    ----------
                          1,384,108       16,587         (3,907)    1,396,788
                         ----------     --------       --------    ----------
Property, Plant &
 Equipment, net.........    587,955       11,486            --        599,441
Other Assets:
 Goodwill...............    499,988          --           9,014       509,002
 Other..................    131,691          906            800       133,397
                         ----------     --------       --------    ----------
                            631,679          906          9,814       642,399
                         ----------     --------       --------    ----------
   Total Assets......... $2,603,742     $ 28,979       $  5,907    $2,638,628
                         ==========     ========       ========    ==========
      LIABILITIES AND COMMON
       STOCKHOLDERS' EQUITY
Current Liabilities:
 Short Term Borrowings.. $  111,878     $    --        $    --     $  111,878
 Current Maturities of
  Long-Term Debt........     30,524       58,532        (58,532)       30,524
 Accounts Payable.......    305,366        2,621         (3,376)      304,611
 Accrued Expenses.......    339,853       16,254        (10,121)      345,986
                         ----------     --------       --------    ----------
                            787,621       77,407        (72,029)      792,999
                         ----------     --------       --------    ----------
Long-Term Debt..........  1,134,060          --           2,000     1,136,060
Other Noncurrent
 Liabilities............    226,426        1,000          1,000       228,426
Deferred Income Taxes...      2,615          --             --          2,615
Minority Interests......     49,993          --             --         49,993
Commitments and
 Contingencies
Common Stockholders'
 Equity:
 Common Stock &
  Surplus...............    443,646        5,155         20,353       469,154
 Retained Earnings
  (Deficit).............    (40,913)     (54,583)        54,583       (40,913)
 Other..................        294          --             --            294
                         ----------     --------       --------    ----------
                            403,027      (49,428)        74,936       428,535
                         ----------     --------       --------    ----------
   Total Liabilities and
    Common Stockholders'
    Equity.............. $2,603,742     $ 28,979       $  5,907    $2,638,628
                         ==========     ========       ========    ==========

                         NOTES TO PRO FORMA STATEMENTS

  (a) Reflects the consolidated effect of the Tudor acquisition converted to United States dollars. Spanish pesetas were translated to United States dollars using the average translation rates for the six month preacquisition period ended October 2, 1994 (132.82).

  (b) Reflects the acquisition adjustments related to the Tudor acquisition including (1) borrowing approximately $250 million under the Credit Agreement and $89.5 million in letters of credit at average rates of 6.28% and 2.125%, respectively, for the six month preacquisition period ended October 2, 1994,
(2) the amortization of deferred financing costs (included in Exide's actual results) over principally 5 years (included in interest expense), (3) recognition of $106.3 million of goodwill from the acquisition and related amortization over 40 years, (4) the reduction in depreciation expense of $6.0 million related to the fair market value remeasurement of property, plant and equipment for the six months ended October 2, 1994, and (5) the recognition of the loss attributable to the minority shareholders interests (5.6%).

  (c) Reflects the consolidated effect and related acquisition adjustments of the Evanite acquisition. The adjustments for Evanite relate to (1) borrowing approximately $35.4 million under the Credit Agreement at the average rate of 5.69% for the period from April 1, 1994 to February 22, 1995 (the preacquisition period), (2) the elimination of $325,000 of cost of goods sold and $673,000 of selling, general and administrative expense related primarily to compensation paid to terminated members of management in duplicative positions with the Company and excess lease costs incurred in the preacquisition period, and (3) the elimination of approximately $25 million for the preacquisition period of Evanite's sales which are "intercompany" sales.

  (d) Reflects the consolidated effect of the CEAC acquisition, including its acquisition of a 95% interest in Centra, converted to United States dollars. French francs were translated to United States dollars using the average translation rates for the fiscal year ended March 31, 1995 (5.3717) and the two month preacquisition period ended May 31, 1995 (4.9213).

  (e) Reflects the acquisition adjustments related to the CEAC acquisition including (1) borrowing approximately $149.0 million under the Credit Agreement at 7.057% and 8.380% for the fiscal year ended March 31, 1995 and the two month preacquisition period ended May 31, 1995, respectively, (2) utilizing the $247.5 million of net proceeds from the Company's December 1994 Common Stock offering, (3) borrowing $300.0 million pursuant to the 10% Senior Notes issued in April 1995, (4) refinancing existing CEAC debt of approximately $150 million with borrowings under a new European Facilities Agreement, (5) the recognition and amortization of $174.8 million of additional goodwill over 40 years, and
(6) the reduction of property, plant and equipment for $40 million related to the remeasurement to fair market value and the related reduction of depreciation expense of $4.0 million.

  (f) Reflects the consolidated effect of the Schuylkill acquisition. The Schuylkill information included in this column of the consolidated statement of income for the fiscal year ended March 31, 1995 represents Schuylkill's information for their fiscal year ended December 31, 1994.

  (g) Reflects the acquisition adjustments related to the Schuylkill acquisition including (1) issuing 593,210 shares of Exide's common stock ($43 per share as of July 2, 1995) to Schuylkill's lenders in exchange for all of Schuylkill's outstanding long-term debt (including current maturities and accrued interest), (2) borrowing approximately $2.0 million under the Credit Agreement at 7.057% and 8.38% for the fiscal year ended March 31, 1995 and the three months ended July 2, 1995, respectively, (3) the elimination of Schuylkill's historical interest expense related to (1) above, (4) the recognition of $2 million of additional environmental reserves, (5) the recognition and amortization of $9.0 million of goodwill over 40 years, (6) the elimination of approximately $16.3 million and $3.8 million of Schuylkill's sales for the fiscal year ended March 31, 1995 and for the three months ended July 2, 1995, respectively, which are "intercompany" sales, (7) the elimination of approximately $.5 million and $.6 million of Schuylkill's gross profit for the fiscal year ended March 31,

1995 and for the three months ended July 2, 1995, respectively, which would have been "deferred intercompany profit," (8) the elimination of approximately $3.6 million of intercompany receivables and payables related to intercompany balances with Exide as of July 2, 1995, and (9) the elimination of common stock and surplus and retained earnings (deficit).

  (h) Reflects the adjustment of income taxes (using an estimated combined federal and state rate of 40% for United States entities, an estimated rate of 35% for CEAC and Tudor) as a result of the pro forma adjustments described in these notes.

  (i) Represents earnings before interest, taxes, depreciation of property, plant and equipment, amortization of goodwill and equity in earnings (loss) of joint ventures. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Interest expense does not include interest earned on the collateral account of the Company's receivables sale facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of other commonly used measures of liquidity and operating performance.

  (j) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and equity in earnings of joint ventures plus fixed charges (excluding capitalized interest) and dividends from joint ventures. Fixed charges consist of interest expense, amortization of debt expense, capitalized interest, and one-third of rent expense, representative of the interest factor.

  (k) The ratio of EBITDA to interest expense (in each case subject to certain adjustments) will be used to determine compliance with certain covenants contained in the Indenture. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of the Company's liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
  Due to the significant European acquisition activity by Exide, future operating results of Exide will be materially different from, and will not be comparable with, reported historical operating results. In addition, the Company began incurring in the second quarter of fiscal 1995 expenses in connection with the implementation of the Sears contract, including operating, distribution, marketing and promotional expenses. These continuing expenses are expected to affect operating margins and profitability at least through fiscal 1996.

  The unusually mild winter in early 1995 had a substantial adverse effect on the Company's results of operations for the fourth quarter of fiscal 1995. See "Summary--The Company--Recent Developments."

  The Company through its European acquisitions is exposed to foreign currency risk in most Western European countries principally France, Spain, Germany, Italy and the UK. The Company does not have material operations in countries whose economies can be classified as hyper-inflationary. Movements of exchange rates vis-a-vis the US dollar can result in both unrealized and realized exchange gains or losses. In some instances gains in one currency may be offset by losses in another as all currencies may not move in unison vis-a-vis the US dollar. Because it is impossible to forecast future movements in foreign exchange rates it is the policy of the Company to reduce foreign currency risk by balancing net foreign currency positions where possible. In selected cases, net foreign currency positions are balanced through hedging contracts with financial institutions where appropriate.

                                                                 ACTUAL
                                                               (UNAUDITED)
                                                            ------------------
                                                              THREE MONTHS
                                YEAR ENDED MARCH 31,              ENDED
                            ------------------------------  ------------------
                                                            JUNE 3,   JUNE 2,
                              1993      1994       1995       1994      1995
                            --------  --------  ----------  --------  --------
                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Net Sales.................. $578,755  $679,649  $1,198,546  $165,067  $432,320
Cost of Sales..............  449,998   521,396     932,866   124,450   343,226
Gross Profit...............  128,757   158,253     265,680    40,617    89,094
Gross Profit Percentages...     22.2%     23.3%       22.2%     24.6%     20.6%
Selling, General and
 Administrative Expenses...   81,587    96,495     201,518    32,062    84,406
Operating Income...........   47,170    61,758      64,162     8,555     4,688
Interest Expense...........   35,261    33,150      52,565     7,731    25,125
Other Expenses, net........    3,565       597         874       318     2,253
Income Taxes...............    3,400    10,794       5,160       547    (7,545)
Extraordinary Loss (a).....  (10,363)      --       (3,597)      --        --
Cumulative Effect of
 Accounting Change (b).....      --    (12,711)        --        --        --
Net Income (Loss)..........   (5,210)    4,506         894       (41)  (14,678)
EBITDA (c).................   72,427    91,465     106,878    16,822    28,989

- --------
(a) During fiscal 1993, the Company recorded a loss of $10.4 million (net of a tax benefit of $1.9 million) resulting from the early extinguishment of debt in connection with the Refinancing. During fiscal 1995, the Company recorded a loss of $3.6 million (net of a tax benefit of $2.3 million) resulting from the early retirement of debt. See Note 6 to the Company's Consolidated Financial Statements incorporated by reference herein.
(b) Effective April 1, 1993, the Company adopted SFAS 106 which resulted in a charge of $12.7 million with no income tax effect because of the uncertainty of deductibility at that time. See Note 8 to the Company's Consolidated Financial Statements incorporated by reference herein.
(c) Represents earnings before interest, taxes, depreciation of property, plant and equipment, amortization of goodwill and equity in earnings
    (loss) of joint ventures. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Interest expense does not include interest earned on the collateral account of the Company's receivables sale facility. See below for a discussion of other commonly used measures of liquidity and operating performance.

RESULTS OF OPERATIONS
 Three Months Ended July 2, 1995 Compared with Three Months Ended July 3, 1994

  Net sales increased $267.3 million, or 162%, to $432.3 million in the first three months of fiscal 1996 compared with the first three months of fiscal 1995. The sales increase was principally attributable to the acquisition of CEAC in May 1995 and Tudor in October 1994 with net sales of $74.0 million and $133.0 million, respectively, including their industrial battery sales, which were $100.5 million for the three months ended July 2, 1995. Sales in the first three months of fiscal 1996 were also favorably impacted by shipments to Sears Roebuck & Co., which was a significant new customer added late in the second quarter of fiscal 1995, growth of the Company's business in the United Kingdom (net sales increased $13.9 million), and the inclusion of Evanite with net sales of $12.7 million, a February 1995 acquisition.

  Gross profit increased $48.5 million, while gross profit margin fell by 4 percentage points in the first three months of fiscal 1996 versus the first three months of fiscal 1995. The increase in gross profit was principally the result of the inclusion of CEAC's and Tudor's gross profit of $18.9 million and $33.6 million, respectively, the growth of the Company's business in the United Kingdom (gross profit increased $1.2 million) and seasonality. The profit margin decline was attributable to higher lead costs experienced in the first three months of fiscal 1996 versus 1995 as well as the mix of product sales, including the European businesses where margins are higher in the later quarters of the fiscal year.

  Selling, general and administrative expenses increased $52.3 million in the first three months of fiscal 1996, or 163.3%, compared to same period in the previous year. This is attributable to inclusion of CEAC and Tudor of $15.6 million and $30.5 million, respectively, and the growth in the United Kingdom business of $3.6 million.

  Operating income decreased $3.9 million, or 45.2%, primarily as a result of the matters discussed above.

  Interest expense increased $17.4 million in the first three months of fiscal 1996 compared to the first three months of fiscal 1995, principally as a result of the inclusion of CEAC and Tudor of $1.2 million and $3.3 million, respectively, the interest cost attributable to the financing of the Company's European acquisitions and the carrying costs associated with the higher working capital levels related to the growth of the U.S. and United Kingdom businesses and higher inventory levels.

  Net income decreased $14.6 million, primarily as a result of the matters discussed above.

  Sales and operating income (loss) in North America were $206.2 million and $(2.8) million, respectively, for the three months ended July 2, 1995 and $159.8 million and $9.7 million, respectively, for the three months ended July 3, 1994. Sales and operating income (loss) in Europe were $226.1 million and $7.5 million, respectively, for the three months ended July 2, 1995 and $5.3 million and $(0.2) million for the three months ended July 3, 1994.

 Year Ended March 31, 1995, Compared with Year Ended March 31, 1994

  Net sales increased $518.9 million to $1,198.5 million in fiscal 1995 compared with fiscal 1994. The sales increase was principally attributable to the acquisition of Tudor in October 1994 with net sales of $299.0 million, including its industrial battery sales of $122.7 million during the period, the acquisition of BIG on March 30, 1994 with net sales of $74.0 million; and the full year impact of Battronics (now Exide Canada Ltd.) with net sales of $64.4 million, which was first included on a consolidated basis in October 1993. In addition, during 1995 the Company began supplying a significant new customer, Sears Roebuck & Co. Partially offsetting this increase was the adverse impact of an abnormally warm winter which was experienced both in the Company's North American and European markets.

  Gross profit increased $107.4 million, while gross profit margin fell by 1.1 percentage points in fiscal 1995 versus 1994. The increase in gross profit was principally the result of the inclusion of Tudor and BIG for $81.1 million and $21.7 million, respectively, of gross profit. The decrease in profit margin was due principally to one-time promotional costs associated with Exide's domestic volume growth, and associated higher manufacturing and transportation costs.

  Selling, general and administrative expenses increased $105.0 million, or 108.8%, compared to the previous year, primarily due to Tudor and BIG of $66.0 million and $14.1 million, respectively, which accounted for approximately $80.1 million, or 76.3% of the increase. In addition, selling and advertising increased due to higher sales volume on new and existing accounts, and other sales promotional activities including racing sponsorships. General and administrative expenses increased principally due to higher legal fees and other professional services.

  Operating income increased $2.4 million, or 3.9%, primarily as a result of the matters discussed above.

  Interest expense increased $19.4 million, or 58.6% in fiscal year 1995 compared to fiscal 1994, principally as a result of higher debt levels associated with the financing of Exide's European acquisitions.

  Sales and operating profit in North America were $825.1 million and $35.9 million, respectively, for the year ended March 31, 1995, and $679.6 million and $61.8 million, respectively, for the year ended March 31,

1994. Sales and operating profit in Europe were $373.4 million and $28.2 million, respectively, for the year ended March 31, 1995.

 Year Ended March 31, 1994 Compared with Year Ended March 31, 1993

  Net sales increased $100.9 million, or 17.4%, in fiscal 1994 compared to fiscal 1993. The sales increase was the result of substantially higher sales to new as well as existing customers and from new product introductions. Also, fiscal 1994 results include Battronics on a consolidated basis since October 1993, whereas the Battronics results were previously reported as an equity investment. Of the 17.4% sales increase in fiscal 1994, Battronics sales accounted for 5.9% of such sales increase. Unit sales volume increased by approximately 3,821,000 batteries, or 21.1% (16.0% without Battronics), over the same period in the previous year. Unit sales growth exceeded the increase in dollar sales due primarily to a change in product mix resulting principally from the expiration of a defense-related contract. Additionally, pricing in the battery industry continued to be highly competitive.

  Gross profit increased $29.5 million ($23.7 million without Battronics) and the gross profit margin improved by 1.1 percentage points (1.4 percentage points without Battronics) in fiscal 1994 versus fiscal 1993. The increase in gross profit margin was attributable principally to both higher unit sales and production volume and the favorable impact of the Company's continuing cost reduction program in its manufacturing and distribution process. The higher production volume resulted in additional fixed cost absorption, further reducing cost of sales as a percentage of net sales.

  Selling, general and administrative expenses increased $14.9 million, or 18.3%, ($12 million or 14.7% without Battronics) compared to the previous year, primarily due to increases in selling expenses associated with higher sales volume of both large accounts and wholesale distribution outlets and the timing of certain expenses. In addition, advertising expenses increased principally as a result of promotional expenses connected with a marine battery program and other programs.

  Operating income increased $14.6 million, or 30.9% ($11.8 million or 25% without Battronics), primarily as a result of the higher volume and continuing cost reduction program discussed above.

  Interest expense decreased $2.1 million or 6% in fiscal 1994 compared to fiscal 1993, primarily as a result of the reduction in revolving loan borrowings due to the application of the proceeds from equity offerings (see
Note 2 to the Company's Consolidated Financial Statements incorporated by reference herein).

  Income before extraordinary loss and the cumulative effect of an accounting change increased in fiscal 1994 by $12.1 million, or 234%, over fiscal 1993. Net income in fiscal 1994 of $4.5 million compares to a net loss in the previous year of $5.2 million. The $12.7 million charge in fiscal 1994 for the cumulative effect of an accounting change relates to the recognition of the liability for postretirement benefits under SFAS 106 in fiscal 1994. In fiscal 1993, the extraordinary loss of $10.4 million resulted from the early retirement of the debt as a result of the Refinancing, net of the associated income tax benefit.

SEASONALITY AND WEATHER

  The automotive aftermarket is seasonal as retail sales of replacement batteries are generally higher in the fall and winter (the Company's second and third fiscal quarters). Accordingly, demand for the Company's automotive batteries is generally highest in the fall and early winter as retailers build inventories for the winter season. In addition, demand for automotive batteries is affected by weather conditions. Unusually cold winters or hot summers will increase demand for automotive replacement batteries. Conversely, unusually mild winters or cool summers will decrease demand for automotive replacement batteries. See "Summary--The Company--Recent Developments."

  The following table sets forth the net sales, gross profit and operating income of the Company for each of the eight preceding fiscal quarters, ending with the three months ended July 2, 1995.

                         OCTOBER 3, JANUARY 2, MARCH 31, JULY 3,  OCTOBER 2, JANUARY 1, MARCH 31,  JULY 2,
                            1993       1994      1994      1994      1994       1995      1995       1995
                         ---------- ---------- --------- -------- ---------- ---------- ---------  --------
Net Sales...............  $177,868   $185,661  $185,359  $165,067  $233,142   $436,796  $363,541   $432,320
Gross Profit............    47,224     46,086    36,674    40,617    56,007     98,530    70,526     89,094
Operating Income........    25,695     20,892     9,024     8,555    26,363     36,360    (7,116)     4,688

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity requirements arise primarily from the funding of its seasonal working capital needs, obligations on its indebtedness and capital expenditures. In addition, the Company has paid quarterly cash dividends of $0.02 per share on the Common Stock since its initial public offering. Historically, the Company has met these liquidity requirements through cash flow generated from operating activities and with borrowed funds and the proceeds of sales of accounts receivable. Due to the seasonal demands of the automotive battery industry, the Company builds inventory in advance of the typically stronger selling periods during the fall and winter. The Company's greatest cash demands from operations occur during the months of June through October.

  Funds generated (used) from continuing operations were $24.1 million, $52.9 million, $(69.1) million and $(42.0) million in fiscal 1993, fiscal 1994 and fiscal 1995 and the first three months of fiscal 1996, respectively. Because of the seasonality of the Company's business, more funds are typically generated in its third and fourth fiscal quarters. The Company used the net proceeds of its initial public offering, its March 1994 Common Stock offering and its December 1994 Common Stock offering primarily to reduce revolving loans under its credit agreements. The Company is party to a receivables purchase agreement under which the other party has committed (subject to certain exceptions) to purchase selected accounts receivable of the Company, up to a maximum commitment of $40.0 million. See "Description of Certain Indebtedness-- Receivables Purchase Agreement."

  Obligations under the Credit Agreement bear interest and the Facilities Agreement bear interest at fluctuating rates. Increases in interest rates on such obligations could adversely affect the Company's results of operations and financial condition. See "Description of Certain Indebtedness" for information with respect to the terms of the Credit Agreement and the Facilities Agreement. The Company has three interest rate collar agreements and an interest rate swap agreement which reduce the impact of changes in interest rates on a portion of the Company's floating rate debt. The collar agreements effectively limit the LIBOR base interest rate on $150.0 million of borrowings under the Credit Agreement to no more than 8% through December 30, 1997 and on $50.0 million to no more than 8% through July 17, 1998. See Note 6 to the Company's Consolidated Financial Statements incorporated by reference herein. If interest rates fall below certain levels, Exide is required to make payments to the counterparties under the agreements. The Company also has a $50.0 million interest rate swap agreement which effectively fixes LIBOR interest rates at 6.2% through May 16, 1997.

  The Company's capital expenditures were $20.3 million in fiscal 1993, $47.2 million in fiscal 1994, $61.3 million in fiscal 1995 and $19.6 million in the first three months of fiscal 1996, and the Company's budgeted capital expenditures for the remainder of fiscal 1996 are approximately $79.4 million. Capital expenditures increased in fiscal 1994 and 1995 principally due to the acquisition of and improvements made at the Bristol, Tennessee battery manufacturing facility, Tudor and the U.K. business and new facilities of the Company's Sure Start Division. The Company's North American capital expenditure budget for fiscal 1996 is approximately $30 million and the Company's European capital expenditure budget for fiscal 1996 is approximately $69 million. Capital expenditures will increase substantially in the future as a result of the recent European acquisitions. The Credit Agreement limits the amounts of capital expenditures which may be made by the Company and its subsidiaries. Other non-capital expenditures for environmental matters in fiscal 1996 are budgeted to be $4.1 million for North America and $5.0 million for Europe. See "Description of Certain Indebtedness--Credit Agreement--Events of Default and Covenants" regarding the limitations on capital expenditures imposed under the Credit Agreement.

  The Company borrowed $229.2 million under the Credit Agreement to finance its acquisition of Tudor in October 1994 and is obligated with respect to letters of credit currently totaling $63.9 million which guarantee indebtedness of Tudor. The Company plans to cause Tudor to refinance such indebtedness, thereby eliminating the requirement for such letters of credit and guarantees by the Company. In December 1994, the Company completed a public offering of its Common Stock with net proceeds of $215.0 million and in January 1995 sold additional shares pursuant to the over-allotment option for net proceeds of $32.5 million. The net proceeds of that offering were used to repay revolving loans under the Credit Agreement and excess proceeds were invested in short-term, interest bearing investment grade securities.

  The Company financed the CEAC acquisition through borrowings under the Credit Agreement and with the proceeds of the Offering, and refinanced approximately $150 million of indebtedness of CEAC pursuant to the Facilities Agreement. See "Description of Certain Indebtedness--Facilities Agreement." At July 2, 1995, the Company had $7.4 million available under its U.S. Credit Agreement, with $62.0 million available on a pro forma basis after the Tudor refinancing as of August 14, 1995, based on a facility size of $444 million. Availability from other sources, such as Tudor bank facilities and other subsidiaries, was $92.6 million at July 2, 1995, and $64.3 million on August 14, 1995, including CEAC.

  Because lower than expected sales in the fourth quarter of fiscal 1995 would have caused the Company to be in violation of certain financial covenants in the Credit Agreement, the Company obtained an amendment to such covenants in order to permit continued borrowing. See "Risk Factors--High Leverage; Liquidity."

  At July 2, 1995, the Company had established reserves of $22.0 million for offsite and onsite environmental remediation costs. See "Business-- Environmental, Health and Safety Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Future Environmental Developments."

  As of March 31, 1995, for federal income tax purposes the Company had a NOL carryforward of approximately $25.6 million which may be available, subject to certain restrictions, to offset U.S. taxable income generated in the Company's current and future taxable years. See "Risk Factors--Limitation on Use of Net Operating Losses" and Note 10 to the Company's consolidated financial statements incorporated by reference herein.

EFFECT OF INFLATION

  Inflation has not had a material impact on the operations of the Company during the past three years. The Company generally has been able to offset the effects of inflation with price increases, cost-reduction programs and operating efficiencies.

IMPACT OF ACCOUNTING STANDARDS

  Accounting for Income Taxes. Effective April 1, 1991, the Company adopted the provisions of SFAS 109, "Accounting for Income Taxes," which replaced SFAS 96. Due to the similarities in methodology with SFAS 96 and the significant level of operating loss carryforwards available to the Company, the effect of adoption was not material.

  Accounting for Postretirement Benefits. In December 1990, the Financial Accounting Standards Board issued SFAS 106 which prescribes the accounting for postretirement benefits other than pensions. This standard requires that the expected cost of these benefits be charged to expense during the years that the employees render service. This was a significant change from the Company's previous policy of recognizing these costs as an expense when paid.

  In fiscal 1994, the Company adopted SFAS 106. The Company elected to recognize the cumulative effect of this accounting change by expensing $12.7 million, which represented the accumulated postretirement benefit obligation for current and future retirees at the beginning of fiscal 1994. The net periodic postretirement benefit cost in fiscal 1995 was $955, including $856 for interest and $99 for service.

FUTURE ENVIRONMENTAL DEVELOPMENTS

  The Company is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations. The Company expects that, due to the nature of its business, it will in the future be subject to more stringent environmental, health and safety standards. The Company anticipates that these standards will cause an increase in the Company's capital expenditures and operating costs. Until the standards are adopted it is not possible to estimate these costs with any certainty or to predict whether they will have a material effect on the Company's financial condition or results of operation. See "Risk Factors--Environmental Matters" and "Business-- Environmental, Health and Safety Matters."

                                    BUSINESS

  Exide is the leading manufacturer and marketer of SLI batteries in the world. The Company's acquisitions of BIG, Tudor and CEAC, as well as its assumption of the customers of Gemala Battery, have made it Europe's largest producer and marketer of SLI batteries and industrial batteries.

  For the year ended December 31, 1994, CEAC had consolidated net sales of approximately $850 million. In September 1994, CEAC sold all of its interest in CFEC, a French-based SLI battery manufacturer, pursuant to a ruling of the competition authorities of the European Commission entered in connection with Fiat's acquisition of CEAC in 1991. In the historical data relating to CEAC and Exide's European operations, CFEC has been deconsolidated for all periods presented and it has been recorded in the financial statements as an investment held for sale. In 1994 and 1995, CEAC purchased a 50% interest in Inci Aku, Turkey's second largest SLI battery manufacturer and a 95% interest in Centra, a leading Polish battery manufacturer.

PRODUCTS

  SLI Batteries. SLI batteries for the automotive aftermarket and the OEM market represented 69% of the pro forma consolidated revenues of Exide for the fiscal year ended March 31, 1995. In the United States and Canada, Exide has the most complete line of automotive batteries, and the Company has introduced numerous new products, including batteries for superior performance in hot and cold climates, such as the Exide Heat Guard battery, the first climatized battery, the Exide Barium Plus line maintenance-free batteries that have a shelf life twice as long as conventional batteries and the Exide 911 Emergency Vehicle Battery that employs patented technology to provide the high performance required for emergency vehicles.

  The Company also produces SLI batteries for commercial applications, such as trucks, farm equipment, tractors and other off-road vehicles, as well as specialty batteries for marine and garden tractor applications. For the marine market, Exide has introduced the Nautilus Mega Cycle high performance, dual terminal battery and the Power Probe battery which allows boaters to instantly check their battery power. Yuasa Exide, in which the Company has a 13.5% interest, is the leading producer of motorcycle batteries in the United States.

  Industrial Batteries. Exide is the largest manufacturer and marketer in Europe of industrial batteries. Sales of industrial batteries represented 25% of the pro forma consolidated revenues of Exide for the fiscal year ended March 31, 1995. Standby (also known as "stationary") batteries are used primarily in telecommunications, as well as electric installations, security and emergency systems, such as for airports and hospitals, and uninterruptible power systems. In the fiscal year ended March 31, 1995, Exide's pro forma sales of standby batteries were approximately $271 million. Exide is one of Europe's leading suppliers of submarine batteries and its customers include the navies of Norway, Israel, Turkey, Sweden, Greece, Germany and Spain. Exide's European operations have developed the Dry Safe line of maintenance-free standby batteries, an improvement over existing sealed batteries.

  Traction batteries are used to drive electric vehicles such as forklifts, transporters, mine locomotives, electric cars and cable-guided equipment. In the fiscal year ended March 31, 1995, Exide's traction battery pro forma sales were $308 million. The traction battery market is divided into the OEM market, comprised of the manufacturers of such electric vehicles, and the replacement market, which includes large users of such electric vehicles as well as OEM dealer networks. The most important recent development by Exide's European operations in traction batteries is the CSM series of batteries which contain a copper negative plate that increases their capacity.

  Exide sold its North American industrial battery product line in 1991 to Yuasa Exide. In addition to motorcycle batteries, Yuasa Exide produces sealed lead-acid batteries used primarily for computer applications and security systems.

  Other Products. The Company also produces battery chargers and, through acquisitions, has expanded its presence in the North American automotive market by adding its Speed Clip line of battery accessories and wheel weights and its Sure Start line of remanufactured starters and alternators. Its European operations also manufacture and market other products such as battery chargers and accessories, wheel weights, plastic components, NiCd and lithium batteries and dry cell batteries. Sales of products other than SLI and industrial batteries represented 6% of the pro forma consolidated revenues of Exide for fiscal year ended March 31, 1995.

MARKETS AND MARKETING

  North America. Over 80% of all automotive batteries sold in the United States and Canada are sold in the aftermarket, and in fiscal 1995 approximately 88% of the Company's unit sales were of automotive replacement batteries. The aftermarket is influenced more by the age and number of vehicles in service than new production levels and tends to be less cyclical than the OEM market. In April 1994, Sears, one of the largest retailers of SLI batteries in the United States, selected the Company as the primary supplier of its batteries, including the Die Hard brand. Exide is the leading supplier for 17 of the 20 largest battery retailers in the United States, including NAPA Distribution Centers, Kmart Corp., Northern Automotive Corporation, Montgomery Ward & Co. and The Pep Boys-Manny, Moe & Jack. The Company also produces SLI batteries for the OEM market in North America, principally for Chrysler Corporation, for whom it is the primary supplier, as well as Toyota Motor Corp., Mazda Motor Corp., Honda Motor Co., Ltd., Ford Tractor and others.

  Current management, which is led by Arthur M. Hawkins, Chairman, President and Chief Executive Officer, who joined Exide in 1985, has transformed the Company into a marketing-driven business by development of a new customer base focused on leading mass-merchandisers, auto supply chains and wholesalers and introducing merchandise displays, innovative packing and programs to assist customers in marketing and inventory management. To support and expand this customer base, Exide has expanded its Company-owned distribution system from 12 wholesale branch outlets in 1985 to approximately 130 today. These outlets, which distribute Exide batteries to both large accounts and local dealers and other small volume customers, also allow Exide to collect used batteries for recycling in the Company's lead smelters as part of its recycling program aimed at reducing costs and protecting the environment. In addition, in recent years the Company has introduced several new products including an advanced line of maintenance-free batteries and an emergency vehicle battery. The Company, which markets its products under various trademarks including Exide, Willard and Prestolite, has strengthened its brand recognition through promotional activities, including sponsoring the NASCAR Winston Cup racing team of Geoff Bodine and an Indianapolis-type car. A 1992 Marketing Research Institute study that surveyed 20,000 households showed that the Exide brand had the second highest level of battery brand recognition in the United States.

  Europe. Approximately 53% of the pro forma combined sales of Exide's European operations in fiscal 1995 were of SLI batteries. Pro forma aftermarket sales were approximately 40% of the pro forma combined sales of Exide's European operations in fiscal 1995. The Company has a leading position in the aftermarket in France, Italy, Belgium, the United Kingdom, Ireland, Finland, Norway, Portugal and Spain. Exide's replacement SLI battery brands include Fulmen, Sonnenschein, Tudor, Hagen Batterie, LYAC Power, SONNAK, Anker, BIG and Exide. In addition to the markets in which it has a direct presence through manufacturing subsidiaries, the Company markets batteries in and exports batteries to approximately 50 other countries.

  Approximately 13% of the pro forma combined fiscal 1995 sales of Exide's European operations were to OEMs, including the Volkswagen group, the Renault group, the PSA group, Opel, Iveco, Nissan Motor Co., Ltd., Porsche AG, Saab, Suzuki Motor Corp., Rolls-Royce PLC in Europe, Volvo, Ford and Fiat. As development supplier to the PSA group and several other automobile manufacturers, Exide works closely with such customers as they develop new models with varying requirements. As in the United States, OEM battery sales are closely linked to new vehicle sales.

  The Company's standby batteries are used for telecommunications, uninterruptible power supplies, security systems, submarines, power plants, railways and miscellaneous mobile applications (such as wheelchairs and golf carts). The Company has the leading market share in both standby and traction batteries in western Europe. Exide supplies traction batteries to some of the major electric vehicle OEMs in Europe, including the Linde group, Clark, BT, Hyster and Jungheinrich to a wide variety of customers in the aftermarket ranging from large industrial concerns to small warehouses. Technical expertise and assistance and customer service are more important in the industrial battery markets than in the SLI battery markets and the Company has technical service agreements with a number of its customers.

  Customers. On a pro forma basis combining the operations of Exide's recently acquired European operations, the Company's five largest customers accounted for 13.5% of its fiscal 1995 net sales. The Company does not believe that a material part of its business is dependent upon a single customer the loss of which would have a material impact on the long-term business of the Company. However, the loss of one or more of the Company's largest customers would have a negative short-term impact on the Company's results of operations.

DISTRIBUTION NETWORKS

  North America. As part of its program to improve its customer base and its service to such customer base, the Company has developed a network of over 130 Company-owned wholesale distribution outlets throughout the United States and Canada that sell and distribute Exide batteries to local auto part retailers, service stations, local repair shops and other smaller volume customers as well as collect used and spent batteries for recycling in the Company-owned lead smelters. The Company's wholesale outlet distribution system has grown to constitute the third largest distribution system of SLI batteries in the United States. The development of its wholesale outlet distribution system, which is supplemented by regional accounts, small battery wholesalers and battery specialists, has been a key component in the Company's success and has enabled the Company to provide cost effective product distribution to the Company's national accounts, reduced the Company's reliance on small battery wholesalers and retailers and increased the Company's margins.

  Europe. Exide's European operations distribute their aftermarket SLI batteries primarily through battery wholesalers, OEM dealer networks, hypermarkets, European purchasing centers and oil companies. Battery wholesalers sell and distribute batteries to a network of automotive parts retailers, service stations, independent retailers and supermarkets throughout Europe. The Company also distributes SLI batteries through its own branch network. Wholesalers, who sell to repair shops and service stations, and OEM dealers represent the large majority of this market, but supermarket chains, replacement part stores (who are represented by purchasing associations) and hypermarkets have become increasingly important.

  Given the importance of service and technical assistance, Exide's European operations generally ship standby batteries directly to system suppliers and uninterruptible power supply manufacturers who include the standby batteries in the equipment and distribute products to end users. Traction batteries are distributed through OEM dealers and independent distributors and directly to large fleet users. Exide's European operations also distribute both standby and traction batteries through their own branch network. Exide has begun a restructuring of its distribution network to better serve the mass merchandising segment and currently plans to reduce the number of its warehouse outlets and subcontract the rest of its company-owned distribution operations.

RESEARCH AND DEVELOPMENT; QUALITY

  In North America, Exide has increased its number of engineers from only two in 1985 to 73 today. This commitment to research and development has allowed the Company to introduce more new products in the last five years than the rest of the domestic SLI battery industry combined, including the Exide Barium

Plus line and other batteries noted above. Exide has received over 100 new patents since 1985 and is now working on the next generation of power solutions, including solar photovoltaic energy. The Company's presence in the North American OEM markets for automobiles and commercial vehicles, particularly its close working relationship with Chrysler Corporation, helps it to remain current with technological innovations. Similarly, Exide through its European operations, devotes substantial efforts to research and development and benefits from its appointment as development supplier to several major automobile manufacturers. The Company has received the maximum research and development rating from the PSA group and similar ratings from most of the other European automobile companies it serves. For the SLI market, Exide is developing lighter batteries which will result in lower fuel consumption and recently developed a new line of very low maintenance batteries with higher starting power. With respect to industrial batteries, Exide has focused on improving efficiency and reducing maintenance.

  Exide continues to devote substantial efforts to research and development for batteries for electric cars and other vehicles. The Company participated in the development of an electric vehicle which has set various speed and endurance records and was demonstrated at the 1994 Indianapolis 500. The Company is participating in electric vehicle battery search projects funded by the European Union and a consortium of battery manufacturers and by the Spanish Ministry of Industry and Energy.

  Exide's performance and product quality has been widely recognized by its customers. In recent years, in the United States, Exide has received the "Desert Storm" Commendation from the United States military, Carport Vendor of the Year Award, Chrysler Quality Excellence Award, Chrysler Preferred Supplier Evaluation, Ford Q1 Award, Toyota President's Award, Navistar QA 7 Award, NAPA Excellence Through Performance Award, Kmart Innovation of Products and Marketing Award, Montgomery Ward Excellence in Vendor Performance, Quality Stores Vendor of the Year, and the ADAP Stores Vendor of the Year.

  Exide's European operations have received awards for quality automotive OEM production, including the Formel Q and Most Value to Customer awards from Volkswagen, and one of the Company's batteries was chosen as the best replacement battery in France in a study conducted by Auto Plus, France's highest circulation automobile magazine. In the industrial market, the Company's standby batteries have received quality approval certificates from such major telecommunications companies as the Deutsches Bundespost Telekom and from European defense organizations.

MANUFACTURING, RAW MATERIALS AND SUPPLIERS

  North America. The major reasons for the Company's emergence as the low-cost producer in the United States and Canadian automotive battery industry have been the achievement of economies of scale through strategic acquisitions, the consolidation of facilities, the Company's relatively low labor costs and increased vertical integration in the areas of lead smelting, plastics and battery separators. Since 1985 and in association with the acquisition of General Battery in May 1987, the Company consolidated the operations of seven plants and eight distribution centers into larger, more efficient locations with lower labor costs. This has led to a significant reduction in unit costs and improved labor productivity. The Company also is a leader in developing advanced production techniques, such as continuous plate processing, statistical process control and computer-aided design and manufacturing. The Company's manufacturing plant in Salina, Kansas is the highest volume and one of the lowest cost automotive battery plants in the world. The Company continues to increase production at its manufacturing facility in Bristol, Tennessee, a modern, highly efficient battery manufacturing plant similar to the Company's Salina, Kansas facility. Initial production at Bristol began in July 1994 and production levels are presently over 10,000 units per day.

  Exide believes its overall unit conversion costs (production costs other than raw materials) are significantly below the conversion costs of its major United States and Canadian competitors. These cost efficiencies result from the Company's high volume of production, emphasis on cost control and competitive labor costs. The Company's relatively high level of vertical integration reduces the effects of changes in the market prices of raw materials on production costs and, when lead market prices are higher, may result in substantial raw material cost savings. Lead is the principal raw material in the manufacture of batteries, representing approximately one-third of the cost of goods sold. The Company obtains a majority of its lead requirements through the operation of two secondary lead smelters, which reclaim lead by recycling spent lead-acid batteries. With the recent increases in sales, particularly as a result of new customers, the Company has begun purchasing a larger portion of its lead requirements, which causes the Company to be more sensitive to changes in lead prices. Lead prices have recently been increasing. The Company obtains batteries for recycling from its customers and through its wholesale outlet distribution system. Exide obtains the balance of its lead from a number of suppliers. The Company believes it has a significant competitive advantage from its in-house lead smelting and from back hauling of spent batteries for recycling through its distribution network and wholesale distribution outlets. When lead market prices decline, the Company's lead cost advantage from vertical integration can be reduced or eliminated. Because Exide adjusts its pricing to a substantial number of customers pursuant to a formula based on a published price of lead, if market prices were to decline below the Company's lead production cost for an extended period of time, the Company could be forced to obtain more of its requirements from third parties and to seek to reduce its variable and fixed costs of conversion. In August 1995 the Company acquired Schuylkill Holdings, Inc., a U.S. company that operates two secondary lead smelters; the Company paid $2 million in cash for Schuylkill's stock, options and subordinated notes, and issued 593,210 shares of its common stock and a contingent note, the value of which will be based on average market lead prices through 1999, for the secured debt of Schuylkill's operating subsidiary, subject to certain adjustments. The Contingent Note operates in such a way that if, for example, the average market lead price was $0.285 the note amount would be $5.0 million and if the price was $0.365 the note amount would be $14.7 million. Schuylkill has operated at a loss for the last four fiscal years; losses for the previous three years were $4.3 million, $7.4 million and $4.0 million for the fiscal years ended 1994, 1993 and 1992, respectively.

  The Company also produces approximately 80% of its plastic molding requirements in the United States. In addition, approximately 88% of the Company's raw plastic requirements in the United States are obtained through in-house reclamation of spent battery cases as part of its recycling program.

  Other key raw materials and components in the production of batteries include separators, lead oxide and chemicals, all of which are generally available from multiple sources. The Company currently produces all of its United States requirements of separators, one component in SLI batteries, through Evanite. In order to further vertically integrate its operations and assure a portion of its global separator needs, the Company consummated the acquisition of Evanite in February 1995. The Company has not experienced any material stoppage or slowdown in production as a result of the unavailability, or delays in the availability, of raw materials.

  Europe. The Company operates 32 manufacturing plants, including temporary operation of Gemala Battery's plant, in France, Italy, Spain, Portugal, Germany, the United Kingdom and elsewhere in Europe, as well as three secondary lead smelters. Through CEAC's investment in Turkey and its recent acquisition in Poland, and Tudor's investment in India, the Company has a presence in Eastern Europe and Asia as well. CEAC has initiated a manufacturing and production rationalization program to reduce production costs, improve flexibility and improve product quality. Since 1989, CEAC has closed four plants and restructured one plant. As a result of its rationalization program, CEAC has substantially improved productivity and reduced costs. Tudor embarked on a restructuring plan three years ago focused on streamlining manufacturing through technology improvement, plant consolidation and personnel reduction. The Company believes it has significant opportunities to rationalize and improve its operations in the United Kingdom as it combines the operations of BIG and its temporary operation of Gemala Battery's plant. Exide's European operations currently operate at approximately 75% of SLI production capacity, providing the opportunity for further consolidation of manufacturing.

  Exide has three secondary lead smelters in Europe, one in Spain, one in Portugal and one in France, that supply a significant portion of Exide's European operations' lead requirements. Major investments have been made in these plants in recent years to improve lead treatment and recycling processes. Finally, the Company has plastic reclamation and reprocessing at each of the smelters, as well as stand-alone facilities in Italy, supplying most of its own plastic for cases.

COMPETITION

  North America. The United States and Canadian market for SLI and specialty batteries is mature and highly competitive. Battery manufacturers compete primarily on the basis of price, quality, service, warranty period and timeliness of delivery. Generally, sales are made without long-term contracts. Because the domestic industry had excess capacity, competition and increased pressure for cost reduction from large retail customers in the SLI aftermarket and from automotive OEMs and other customers in the OEM markets for SLI batteries have resulted in declining prices in the last several years and some smaller competitors were unable to survive.

  The Company's primary domestic competitors are Johnson Controls, Inc., Delco Remy (a division of General Motors Corporation) and GNB Incorporated (a subsidiary of Pacific Dunlop, Ltd.). Regional manufacturers are also significant, accounting for approximately 13% of the United States market.

  Europe. The SLI and industrial battery markets are very competitive and competition has intensified as a result of reduced demand due to the European recession. As in the North American SLI and industrial battery market, European manufacturers compete primarily on the basis of price, quality, service, warranty period and timeliness of delivery. There is excess capacity in the industry and competition and increased pressure for cost reduction from large customers in both the SLI and industrial battery markets have resulted in declining prices in recent years, particularly of SLI batteries. In certain countries, lower cost imported brands from the Far East have increasingly penetrated the automotive aftermarket. Currency fluctuations among the European countries and as compared with other countries can also have considerable competitive effects. Among Exide's competitors in Europe are VB Autobatterie GmbH ("Varta/Bosch"), Hawker Siddeley, Fiamm, Delco Remy, Autosil, Hoppecke, Yuasa Exide and Matsushita.

EMPLOYEES

  North America. As of July 2, 1995, the Company employed approximately 1,659 salaried employees and approximately 4,840 hourly employees in North America. Approximately 42% of such salaried employees are engaged in sales, service and marketing and approximately 42% in engineering and manufacturing. Approximately 37% of its hourly employees are represented by unions. Relations with the unions are generally good, and during the last four years the Company has negotiated new agreements without labor disruptions. Contracts covering approximately 244 of the Company's union employees expire in fiscal 1996.

  Europe. As of July 2, 1995, the Company employed approximately 12,407 employees in Europe. The Company's hourly employees are generally represented by unions. Relations with the unions are generally good. Contracts covering the Company's European union employees expire on various dates through 1998.

TRADEMARKS AND PATENTS

  The Company owns or has a license to use various trademarks which are of value in the conduct of its business. While the Company believes such trademarks and trade names enhance the brand recognition of its products and therefore are important to its business, the Company also believes that its products, engineering skills, reputation for quality and relationships with its customers are equally important for the maintenance and growth of its business. An unaffiliated firm has rights to the Exide mark in approximately 37 foreign countries. In addition, Exide Electronics Group, Inc., an unaffiliated company, is licensed to use the Exide name on certain devices.

  Exide has been issued many patents worldwide, some of which are active, with several additional patents in process covering design of lead acid batteries and battery manufacturing equipment. While the Company believes that patents are important to its business operations, it also believes that the loss of any single patent or several patents would not have a material adverse effect on the Company.

PROPERTIES

  The chart below lists the location of the principal facilities of the Company. All of the facilities are owned unless otherwise indicated. In North America, all of such owned properties and the leases for the leased properties are subject to liens under the Credit Agreement. The leases for leased facilities expire at various dates through 2001. In addition to these properties, Tudor holds a portfolio of undeveloped land totaling approximately 2,500 acres of which it divests portions from time to time.

                            APPROXIMATE
        LOCATION           SQUARE FOOTAGE                       USE
- ------------------------  ---------------- ----------------------------------------------
North America:
 Auburn Hills, MI.......    5,000 (leased) OEM Engineering and Sales
 Bloomfield Hills, MI...   10,000 (leased) Executive Offices
 Bristol, TN............  120,000 (leased) Automotive Accessory Manufacturing
 Bristol, TN............  474,000 (leased) Battery Manufacturing (renovations in progress)
 Burlington, IA.........  177,000          Battery Manufacturing
 Cooper, TX.............   30,000          Starter and Alternator Manufacturing
 Corvallis, OR..........  332,000          Separator and Other Manufacturing
 Corydon, IN............  161,000          Separator Manufacturing
 Denver, CO.............   64,000          Distribution Center
 Drumondville, Quebec,
  Canada................  100,000          Battery Manufacturing
 Frankfort, IN..........  204,000          Battery Manufacturing
 Frankfort, IN..........  211,000          Distribution Center
 Greer, SC..............  126,000          Battery Manufacturing
 Hamburg, PA............  179,000          Battery Manufacturing
 Hamburg, PA............   30,000          Distribution Center
 Indianapolis, IN.......  135,000          Starter and Alternator Manufacturing
 Lampeter, PA...........   79,000          Battery Plastics Manufacturing
 Logansport, IN.........  217,000          Battery Manufacturing
 Manchester, IA.........  185,000          Battery Manufacturing
 Maple, Ontario, Canada.  100,000 (leased) Distribution and Administration
 Maple, Ontario, Canada.  179,000          Battery Manufacturing
 Memphis, TN............    4,000          Executive Offices and Distribution
 Muncie, IN.............  124,000          Secondary Lead Smelting
 North Bay, Ontario,
  Canada................   30,000 (leased) Battery Charger Manufacturing
 Phoenix, AZ............   31,000 (leased) Distribution Center
 Reading, PA............   72,000 (leased) Engineering and Research and Development
 Reading, PA............   92,000          Secondary Lead Smelting
 Reading, PA............  135,000          Administrative Offices
 Reading, PA............  215,000          Battery Manufacturing
 Salina, KS.............  286,000 (leased) Battery Manufacturing
 Sumner, WA.............   87,000 (leased) Distribution Center
 Travelers Rest, SC.....   62,000 (leased) Distribution Center
Europe:
 Graz, Austria..........  144,000          Industrial Battery Manufacturing
 Florival, Belgium......  290,000          SLI Battery Manufacturing
 Herlev, Denmark........   15,000          Executive Offices
 Witham Essex, England..   20,000 (leased) Executive Offices
 Bristol, England.......    5,000          Warehouse
 Over Hulton, England...  279,000          Industrial Charger Manufacturing
 Vantaa, Finland........  133,000 (leased) SLI Battery Manufacturing
 Auxerre, France........  176,000          SLI Battery Manufacturing
 Fougeres, France.......   38,000          Industrial Battery Manufacturing
 Gennevilliers, France..   55,000          Executive Offices
 Lille, France..........  484,000          Industrial Battery Manufacturing
 Nanterre, France.......  169,000          SLI Battery Manufacturing
 Nimes, France..........  120,000          SLI Battery Manufacturing
 Peronne, France........   96,000          Battery Plastics Manufacturing
 Pont Ste Maxence,
  France................   71,000          Secondary Lead Smelting
 Vierzon, France........  174,000          SLI Battery Manufacturing
 Berlin, Germany........   99,000          SLI Battery Manufacturing
 Budingen, Germany
  (two).................  258,000          Industrial Battery Manufacturing
                           15,000          Lithium Cells Manufacturing

                            APPROXIMATE
        LOCATION           SQUARE FOOTAGE                        USE
- ------------------------  ---------------- -----------------------------------------------
 Kassel, Germany........  212,000          SLI Battery Manufacturing
 Soest, Germany.........  386,000          Industrial Battery Manufacturing
 Weiden, Germany........  208,000          Industrial Battery Manufacturing
 Schimatari, Greece.....   69,000          SLI Battery Manufacturing
 Maarssen, Holland......   26,000          Executive Offices
 Avellino, Italy........   35,000          Lids and Containers Manufacturing
 Bergamo, Italy.........  203,000          Lids, Containers and Separators Manufacturing
 Casalnuovo, Italy......  483,000          Industrial Battery Manufacturing
 Fumane, Italy..........   65,000          SLI Battery Manufacturing
 Romano Di Lombardia,
  Italy.................  266,000          SLI Battery Manufacturing
 Horten, Norway.........  108,000 (leased) Industrial Battery Manufacturing
 Czarnkow, Poland.......  112,000          Sundry Batteries Manufacturing
 Poznan, Poland (five)..  887,000          SLI Battery Manufacturing
 Castanheira, Portugal..  471,000          SLI and Industrial Battery Manufacturing
 Ilhavo, Portugal.......   54,000          Manual Tools Manufacturing
 Azambuja (Sonalur),
  Portugal..............   21,000          Recycling
 Azambuja (Azai),
  Portugal..............   21,000          Lids and Containers Manufacturing
 Lisbon, Portugal.......   12,000          Executive Offices
 Azuqueca de Henares,
  Spain.................  434,000          SLI Battery Manufacturing and Research
 Torrejon de Ardoz,
  Spain.................   54,000          Industrial Battery Manufacturing
 Loeches, Spain.........   12,000 (leased) Traction Chargers Manufacturing
 Malpica, Zaragoza,
  Spain.................  213,000          SLI Battery Manufacturing
 Hernani, Spain.........   22,000          SLI Battery Manufacturing
 Hernani, Spain.........   13,000 (leased) Warehouse
 S. Esteban de Gormaz,
  Spain.................   63,000          Recycling
 Madrid, Spain..........   38,000 (leased) Executive Offices
 Manzares, Spain........  438,000          SLI Battery Manufacturing
 Zaragoza, Spain........  248,000          Industrial Battery Manufacturing
 Nol, Sweden............  447,000          SLI and Industrial Battery Manufacturing
 Izmir, Turkey..........   64,000          SLI Battery Manufacturing
 Cwmbran, Wales.........  105,000          Executive Offices and SLI Battery Manufacturing

  In addition, the Company temporarily operates an SLI battery manufacturing facility in Dagenham, England, which includes some executive offices. The Company also operates over 130 wholesale distribution outlets in the U.S., virtually all of which are leased. The Company also leases distribution outlets in Europe.

  The Company believes that its facilities are in good operating condition, adequately maintained, and suitable to meet its present needs and future plans.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

  North America. The Company, particularly as a result of its manufacturing and secondary lead smelting operations, is subject to numerous environmental laws and regulations and is exposed to liabilities and compliance costs arising from its past and current handling, processing, recycling, storing and disposing of hazardous substances and hazardous wastes. The Company's operations are also subject to federal, state and provincial occupational safety and health laws and regulations, particularly relating to the monitoring of employee health. Except as disclosed herein, the Company believes that it is in substantial compliance with all material environmental, health and safety requirements. See "Risk Factors--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Future Environmental Developments."

  As of August 31, 1995, the Company has been advised by the EPA and various state agencies that it is a PRP under CERCLA or similar state laws at 47 federally defined Superfund or state equivalent sites. At sixteen of these sites, the Company has either paid or is in the process of paying its share of liability. In most instances, the Company's obligations are not expected to be significant because its portion of any potential liability appears to be minor to insignificant in relation to the total liability of all PRPs that have been identified and which are viable. The Company's share of the anticipated remediation costs associated with all of the Superfund sites where it has been named a PRP, which share is based on the Company's estimated volumetric contribution to each site, is included in the environmental remediation reserves discussed below. Because the Company's liability for environmental remediation costs under such statutes may be imposed on a joint and several basis, the Company's liability may not necessarily be based on volumetric contributions and could be greater than the Company's estimates. Management believes, however, that its PRP status at these Superfund sites will not have a material adverse effect on the Company's business or financial condition because, based on the Company's experience, it is reasonable to expect that liability will be roughly proportionate to its volumetric contribution of waste to the sites.

  The Company is the primary PRP at four Superfund sites (discussed below). Other than these four sites, the Company's volumetric contribution exceeds 5% at only nine Superfund sites (with respect to two of which the Company's share of liability has been paid) and its volumetric contribution at six sites where the Company's liability has not yet been fully paid averages 13.4%. At all other sites, the Company's volumetric contribution is currently estimated to be less than 5% of the total waste at the site. However, in some instances the Company's volumetric share of the waste at a site is not the sole determinant of the Company's share of the remediation costs because some PRPs are unable to fund their allotted share and the shortfall is divided among the viable PRPs.

  The Company is the primary PRP at four Superfund sites. The Brown's Battery site, located in Pennsylvania, was operated by third party owners in the 1960's and early 1970's. The EPA completed its study of this site and issued a final Record of Decision ("ROD") outlining a remediation plan that employs an innovative technology developed by the Company which has not yet been used for lead remediation on a production volume basis. On May 18, 1995, the Company signed a consent decree to remediate the site with EPA. Previously EPA had sued the Company and the District Court held the Company liable for the site cleanup. The Decree proposes remediation using the innovative technology. This innovative technology approach is believed to be much lower in cost than other prevailing options and offers to the Company and EPA additional significant potential enhancements for remediation of other similar sites. The cost of remediation for the innovative technology approach is estimated to be approximately $16.0 million, a substantial portion of which would constitute capital improvements. If the innovative technology is not feasible, the alternative remediation plan, which entails relocation of contaminated soil, would be employed at a cost (estimated by EPA) of approximately $30.0 million. The Company has tested and is actively pursuing design, development and additional testing of the innovative technology. The Company is also actively pursuing recovery under prior insurance policies as discussed below. The Company has established its reserves based upon the innovative technology remediation plan, net of amounts to be capitalized and not considering potential insurance recovery.

  The Company is also the primary PRP at the Wortham Lead Salvage State Superfund Site, located in Mabank, Texas, another site that was owned and operated by third parties. The estimated cost of remediating the Wortham site is between $520,000 and $770,000. The Texas Natural Resources Conservation Commission ("TNRCC") has issued a revised Record of Decision for this site, which adopts many of the changes previously advocated by the Company. The Company believes that the revised approach would reduce the cost of remediating this site by roughly 50%. The Company has made a good faith offer, which incorporates further changes to the recommended remedial approach; the matter is currently the subject of negotiations between the Company and the TNRCC. Until those negotiations are completed, the Company cannot determine the cost of remediating this site, but management does not expect this site to have a material adverse effect on the Company's business or financial condition.

  The Company is also the primary PRP at the Seventh Street Lead Site located in Iowa, another site that was owned and operated by third parties. Remediation of the Seventh Street Site was recently completed, and the Company paid $1.3 million as its share of liability. The EPA has determined that the Company is in full compliance with the unilateral order issued by the EPA to the Company and other PRPs. The Company is currently evaluating whether to pursue a cost recovery action against potentially responsible third parties.

  The fourth site at which the Company has been the primary PRP is the Jones Tire & Battery Superfund Site in Alabama. Like the other sites listed above, the Company never owned or operated this site. Accordingly, the Company's volumetric share of the waste found at this site was fairly small. Because of the large number of non-paying PRPs, however, the Company has paid the largest single share of the expenses to date. The paying PRPs have collectively paid nearly $4 million at this site, of which the Company has paid approximately $1.3 million. As a result of the Company's efforts, the remediation of soils and waste materials found at the site is nearly complete, and the EPA has issued a letter stating that no further remedial or investigative action is needed at this site. However, EPA has referred the matter to the State of Alabama Department of Environmental Management ("ADEM") for closure. The Company does not expect that any additional expenses associated with this site will have a material adverse effect on the Company's business or financial condition. The Company has commenced litigation against those PRPs who have declined to fund their share of the cleanup and currently believes that much of the additional funds which the Company has been forced to expend on this matter will be recovered through that litigation as the Company estimates that there are 46 known PRPs that are financially viable and may have relevant insurance coverage.

  The Company is also involved in the assessment and remediation of various other properties, including certain Company-owned or -operated facilities. Such assessment and remedial work is being conducted pursuant to a number of state, federal and provincial environmental laws and with varying degrees of involvement by state, federal and provincial authorities. Where reasonably estimable, the costs of such projects have been accrued in reserves established by the Company, as discussed further below. In addition, certain environmental matters concerning the Company are pending with regulatory agencies.

  South Carolina environmental officials have alleged that the Company improperly disposed of soil from the Company's Greer, South Carolina facility in 1991. Without acknowledging any wrongdoing on its part, the Company, in consultation with South Carolina authorities, reexcavated and disposed of the soil. Federal authorities are investigating this incident, which may result in civil or criminal action being taken against the Company. The Company does not now believe that this matter will result in any civil or criminal action having a material adverse effect on its business or financial condition.

  On January 14, 1994, the Company acquired a vacant manufacturing facility located in Bristol, Tennessee which the Company has converted to a battery manufacturing facility. While the facility was being used for manufacturing operations by Unisys Corporation ("Operating Owner"), soil and groundwater contamination was identified at the site which led to its designation by the State of Tennessee as a state "Superfund" site in 1988. Under the direction of the State of Tennessee, the Operating Owner has, at its own expense, completed a soil remediation at the site and is in the process of completing a groundwater cleanup. In 1990, the Operating Owner discontinued manufacturing at the facility and in 1993 sold it to an investor ("Investor") who did not operate it. The Company purchased the facility from a party ("Seller") who obtained title to the property from the Investor. As part of the Company's purchase, the Seller agreed to indemnify the Company with respect to environmental conditions in existence at the time of purchase. The State of Tennessee has informed the Company that it considers the Operating Owner to be primarily responsible for any contamination existing at the facility at the time of the Company's purchase. The Company is negotiating with the Operating Owner regarding additional remediation the Company feels is required to restore the property to environmentally acceptable condition. The Company does not currently believe that the environmental condition of the facility will have a material adverse effect on the Company's business or financial condition.

  While the ultimate outcome of the foregoing environmental matters is uncertain, after consultation with legal counsel, management does not believe the resolution of these matters will have a material adverse effect on the Company's business or financial condition. The Company's policy is to accrue for environmental costs when it is probable that a liability has been incurred and the amount of such liability is reasonably estimable.

  Pursuant to a refinancing, the Company agreed with a former holder of its preferred stock which had sold the Company a portion of its business to provide certain environmental management services relating to twelve landfills and other sites not operated by the Company at which lead contamination by such businesses and others is alleged and to indemnify such holder from certain potential environmental liabilities relating to such sites. The Company established an additional environmental reserve of $6.0 million with respect to this liability, which the Company believes will be adequate.

  The Company has established reserves for onsite and offsite environmental remediation costs and believes that such reserves are adequate. As of August 31, 1995, the amount of such reserves on the Company's balance sheet was $24.8 million. Of this total amount, $4.3 million was included in "Current Liabilities" and $20.5 million was included in "Other Noncurrent Liabilities." These reserves consist of amounts accrued for active Company facilities, closed facilities, and 11 of the Superfund sites. They also include a general allowance for other Superfund sites where the Company's exposure is estimated to be less than $100,000 per site. Because environmental liabilities are not accrued until liability is determined to be probable and reasonably estimable, not all potential future environmental liabilities have been included in the Company's environmental reserves and, therefore, additional earnings charges are possible.

  The Company believes it has insurance coverage for liability and defense costs arising out of certain sites, and has put its insurance companies on notice where applicable. While none of the Company's insurance carriers have acknowledged coverage at any sites, certain of the Company's insurance carriers have tendered defense costs under a reservation of rights at the Brown's Battery site discussed above and the Granite City, Illinois (NL/Taracorp) site. The Company also believes that it ultimately will be successful in establishing coverage for liabilities for remediation arising out of those sites. The Company is engaged in discussions with various insurers with respect to other sites, although no agreements have been reached with respect to coverage for those other sites. The Company does not currently maintain environmental impairment liability insurance in light of the unavailability of meaningful coverage and the prohibitive cost of obtaining even limited coverage. The coverage the Company has results from insurance policies issued prior to 1982 for general liability, which policies included coverage for offsite liability. The Company also may have limited coverage for certain costs under policies issued between 1983 and 1985. Because anticipated insurance recoveries are not assured, the Company's reserves for environmental costs do not include offsets for insurance reimbursement.

  In 1993, the CNA Insurance Companies filed a declaratory judgment action in the Superior Court of Delaware, in Wilmington, Delaware. In the lawsuit, Continental Casualty Company, et al. v. General Battery Corporation, et al., (the "CNA Action") CNA seeks to have the court determine that CNA owes no duty to defend or reimburse General Battery Corporation, Dixie Metals Company or certain other Exide subsidiaries for costs of defending environmental actions against those companies and for response costs, property damage and bodily injury claims arising from environmental conditions allegedly caused, suffered or allowed by those companies. In addition to suing the Company, the CNA Action names Northwest Industries, Fruit of the Loom and over 75 other insurance companies as defendants. On January 19, 1994, Exide filed a cost recovery action against CNA and other insurance companies with which Exide and its subsidiaries have held policies, in the Circuit Court of Cook County, Illinois, Chancery Division, in Chicago, Illinois. In that lawsuit, captioned Exide Corporation, et. al. v. Admiral Ins. Co. et. al. (the "Company Recovery Action"), the Company seeks to have the court determine that each of the insurance companies owes the Company or one of its subsidiaries a duty to defend and that the insurance companies are liable for certain response costs, property damage and bodily injury arising from environmental conditions that the Company or one of its subsidiaries allegedly caused, suffered or allowed.

  The Company intends to vigorously defend the CNA Action and vigorously pursue the Company Recovery Action. While the ultimate outcome of these lawsuits is uncertain, after consultation with legal counsel, management does not believe the resolution of these matters will have a material adverse effect on the Company's business or financial condition or results of operations.

  The Company has taken an active role in addressing environmental issues associated with its business and has a staff of more than 70 persons, not including consultants, focusing on environmental, safety and health matters. The Company maintains numerous permits with the EPA, various state agencies and provincial regulatory authorities which allow the Company to transport, store and recycle spent lead acid batteries, lead-bearing hazardous wastes and certain other hazardous wastes.

  To protect the environment, minimize future liability and help ensure a stable supply of lead to its battery manufacturing facilities, the Company has developed a comprehensive materials recycling program. Under this program, the Company obtains spent lead-acid batteries through its wholesale distribution outlet system and lead-bearing materials from third parties. These materials are transported to the Company's smelting facilities. These batteries are then separated at the smelters into three constituent units: lead, dilute sulfuric acid and plastic casing material. The lead is reclaimed and refined into lead alloys for use at the Company's battery manufacturing facilities. The plastic from battery cases is broken into pieces and extruded into pellets by adding strengtheners and other additives. The pellets are then used at the Company's battery casing molding facility to make new battery cases. The dilute sulfuric acid solution is neutralized and discharged in accordance with Federal and State permits. The Company is investigating methods of recycling spent battery acid. As described above, the Company has been actively involved in the development of a new technology for remediation of lead contaminated soils at the Brown's Battery site, which, if successful, may have significant application in the secondary smelting of lead generally.

  Europe. With regard to its overseas operations, the Company is subject to numerous environmental, health and safety requirements and is exposed to differing degrees of liabilities and compliance costs arising from its past and current manufacturing and recycling activities. The laws and regulations applicable to such activities differ from country to country and also substantially differ from United States laws and regulations. Except as disclosed herein, the Company believes, based upon reports from its foreign subsidiaries and/or independent qualified opinions, that it is in substantial compliance with all material environmental, health and safety requirements in each country. See "Risk Factors--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Future Environmental Developments."

  At two lead-acid battery manufacturing facilities in Spain (Malpica and Manzanares) and at the Sonalur secondary lead smelting facility in Azambuja, Portugal, treated wastewater is discharged in excess of permit levels for lead. At the Torrejon de Ardoz nickel-cadmium battery manufacturing facility, treated wastewater is discharged in excess of permit levels for cadmium. The Company is working cooperatively with appropriate authorities to make improvements to the wastewater treatment plants at each facility. It is possible that the Company could be subject to fines or penalties with regard to these violations. The cost to upgrade the facilities to attain compliance is not expected to be material. The subject violations are not expected to interfere with continued operations at the subject facilities.

  The Company expects that its overseas operations will continue to incur capital and operating expenses in order to maintain compliance with evolving environmental, health and safety requirements or more stringent enforcement of existing requirements in each country. For example, Tudor's capital expenditures for environmental improvements with respect to its operations are currently expected to amount to roughly 10% to 12% of overall annual capital expenditures. Tudor currently anticipates that its 1995 environmental capital expenditures will be approximately $3.0 million. In addition, any further consolidation of Exide's European operations could accelerate or increase its environmental costs.

  The Company completed its acquisition of CEAC in May 1995. The Company is aware that the lead-acid battery manufacturing facilities in Auxere and Nimes, France do not currently meet air emission standards established by the French Ministry of Environment. The local enforcement authority is aware of the situation in Nimes, and has granted the Company an additional two year period within which to achieve compliance with those standards. Investigation of the situation at the Auxere facility is continuing. Management believes that the cost of achieving compliance with the air limits at both these facilities is not material.

  In addition, the lead-acid battery manufacturing facilities in Vierzon, France and Weiden, Germany are not in compliance with certain limits contained in these facilities' wastewater discharge permits. The German authorities are aware of the situation with respect to the Weiden facility; negotiations to resolve this matter are continuing. Investigation of the situation at the Vierzon facility is continuing. The cost of any upgrades required to achieve compliance at these facilities are not expected to cause the Company to incur material costs.

  CEAC's German subsidiary, Sonnenschein, GmbH, has signed a consent order with the administrative enforcement authorities to complete remediation of a river which flows along the lead-acid battery manufacturing facility in Budingen, Germany. That cleanup is proceeding and CEAC has established a reserve to cover the cost of completing the project; the Company does not expect the costs of such remediation to be material.

  The Company's Polish subsidiary, Centra, is a former state-owned entity. Under the sales agreement with the Polish State Treasury, the Company is obligated to spend $1.0 million in capital improvements in environmental controls at the Centra facilities. The funds needed to cover this commitment are included in CEAC's capital budget. Management believes that these funds will be needed to ensure compliance with anticipated new air regulations in Poland.

OTHER LEGAL PROCEEDINGS

  The Company is currently a defendant in a lawsuit brought by one of the Company's competitors (GNB v. Exide and General Battery, U.S. District Court for Delaware, filed July 1988) alleging patent infringement. The claim went to trial and the jury ruled that one of the patents was valid and infringed. A separate trial was held for the award of damages and, in April 1995, the plaintiff was awarded damages and interest (through June 1995) of approximately $5.3 million. The Company's outside counsel believes the verdict of the jury trial was incorrect and has advised the Company that there is a high likelihood that the Company will prevail on appeal.

  A patent infringement suit was filed in the U.S. District Court in Oregon against the Company in January 1995 by Tekmax, Inc. The suit alleges infringement of Tekmax patents dealing with a device to insert battery plates into battery separators and processes for doing so. The complaint alleges damages in excess of the jurisdictional requirement of $50,000 (although plaintiff requested $6 million before the suit was filed). Exide has denied infringement and asserted that such patents are invalid. Discovery has begun and will continue for the foreseeable future. An intelligent assessment of this matter cannot now be made.

  The Company is currently involved in three related lawsuits pending in state and federal court in Alabama. The actions concern allegations that the Company sold used batteries as new. Two of the actions are in state court. An action by a purported nationwide class of more than 1,000 consumers of Exide batteries is entitled Eddie Walton Davis, et al. v. Exide Corporation, et al. An action by a purported nationwide class of more than 1,000 resellers of Exide batteries is entitled Charlie Mathews v. Exide Corporation, et al. Neither class has been certified. Both state court actions seek unspecified compensatory and punitive damages and injunctive relief. The federal court action is a wrongful termination suit by a former branch manager of Exide who claims he was terminated for refusing to sell used batteries as new and is entitled Charles Harris v. Exide Corporation. All three actions are in preliminary stages of pretrial discovery. The Company disputes all allegations and intends to vigorously defend itself.

  In addition, the Company is involved in routine litigation incidental to the conduct of its business. Based on consultation with legal counsel, management does not believe that any of the litigation to which the Company is a party will have a material adverse effect on the Company's business or financial condition.

PROPERTIES AND MANUFACTURING

  CEAC manufactures its batteries and other related products in 15 facilities located in France, Italy, Germany and other countries in Europe.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information and ages as of July 31, 1995 regarding each of the Company's directors and executive officers.

           NAME AND AGE                       POSITION WITH COMPANY
           ------------                       ---------------------
      Arthur M. Hawkins (52)...... Chairman, President, Chief Executive Officer
                                    and Director
      Douglas N. Pearson (52)..... Executive Vice President and Director
      William J. Rankin (57)...... Executive Vice President and Director
      Alan E. Gauthier (47)....... Executive Vice President and
                                    Chief Financial Officer
      George J. Tinker (50)....... Vice President
      Timothy O. Fisher (45)...... Director
      Robert H. Irwin (67)........ Director
      Lawrence M. Wagner (55)..... Director
      Earl Dolive (77)............ Director
      Arthur R. Taylor (66)....... Director

  Mr. Hawkins has been President, Chief Executive Officer and a director since 1985 and Chairman since October 1989. He is also a director of Yuasa Exide which is 13.5% owned by the Company. Prior to joining Exide in June 1985, Mr. Hawkins was Group Executive of ITT's worldwide automotive operations. He has spent twenty years in the automotive industry including six years with Tenneco Automotive as a Senior Vice President of their Automotive Division, General Manager of Walker Manufacturing Company and Operations Vice President of Monroe Automotive Equipment Company. Prior to joining Tenneco Automotive, Mr. Hawkins held various managerial and executive positions with Chrysler Corporation, including assignments to Latin America, Mexico, Australia, Europe and North America.

  Mr. Pearson has been Executive Vice President primarily responsible for the Company's automotive business since June 1985 and has been a director since March 1988. In 1995, he was given the additional title of President, North American Operations. Prior to joining Exide, he was Vice President of Sales and Marketing for the Monroe Automotive Equipment Company, a division of Tenneco Automotive. Mr. Pearson spent fifteen years with Tenneco Automotive and held various managerial and executive positions within their Automotive Division including Regional Sales Manager, Vice President of National Account Sales and Vice President of Corporate Planning, Development and Far East Operations.

  Mr. Rankin has been an Executive Vice President since June 1987 and has been a director since July 1993. His prior experience was with Monroe Automotive Equipment Company, a division of Tenneco Automotive, where he served as Vice President of Manufacturing as well as Vice President of Product Engineering.

  Mr. Gauthier was appointed Executive Vice President and Chief Financial Officer in October 1993. Prior to that time he had been Vice President--Finance since May 1989. Prior to joining Exide, he was Senior Vice President and Chief Financial Officer of Airwork Corporation and prior to that held senior financial positions with Commodore Business Machines, Inc. and General Electric Co.

  Mr. Fisher has been a director since April 1993. He has been employed by The Hillman Company ("Hillman") (diversified investments and operations) in various capacities since 1972. Mr. Fisher has been a Vice President of Hillman since 1986 and also serves as a director of several private companies.

  Mr. Irwin has been a director since July 1990. He is currently retired and serves various companies in a consulting capacity. Prior to his retirement, Mr. Irwin held the office of President of the Batesville Casket Company, a subsidiary of Hillenbrand Industries, for seven years. Mr. Irwin's career also includes 30 years at Chrysler Corporation in a variety of engineering and managerial positions. Mr. Irwin is a director of Le Roy Industries, Inc.

  Mr. Wagner has been a director since August 1989. In December 1993, he became President and Chief Operating Officer of Hillman. Prior to that time, he served in various other capacities with Hillman, including Executive Vice President and Chief Operating Officer, Chief Financial Officer and Treasurer.

  Mr. Dolive has been a director since October 1993. Prior to his retirement, Mr. Dolive had been employed by Genuine Parts Company since 1937. At Genuine Parts Company, Mr. Dolive served in various capacities, including Executive Vice President and Chief Operating Officer, Chief Financial Officer and Treasurer.

  Mr. Taylor has been a director since October 1993. Prior to his retirement, Mr. Taylor gained 35 years of financial and manufacturing experience within the automotive and aircraft industries in a variety of manufacturing and managerial positions, including Director--Corporate Studies of Chrysler Corporation and Director--Finance & Operations of Chrysler Corporation. Prior to his tenure at Chrysler Corporation, Mr. Taylor served as the Canadian Representative for the Vertol Division of The Boeing Company.

  Directors hold office until the next annual meeting of stockholders or until their successors are elected. Officers are elected by the Board of Directors to serve until their successors are elected and qualified or until their earlier resignation or removal.

  The Company's Board of Directors has established a Compensation Committee that currently is comprised of Mr. Irwin (Chairman), Mr. Fisher, Mr. Dolive and Mr. Taylor. The Compensation Committee provides a general review of the Company's compensation and benefit plans to ensure that they meet corporate objectives. The Compensation Committee has the authority to administer the Stock Award Plan and the Long Term Incentive Plan described below and to make grants thereunder. In addition, the Compensation Committee reviews the Chairman's recommendations on (i) compensation of all corporate officers, (ii) granting of awards under the Company's compensation and benefit plans other than the Stock Award Plan and the Long Term Incentive Plan and (iii) adopting and changing major compensation policies and practices, and will report its recommendations to the Board of Directors for approval and authorization of action.

  The Company's Board of Directors has also established an Audit Committee comprised of Mr. Wagner (Chairman), Mr. Dolive and Mr. Taylor. The Audit Committee recommends to the Board of Directors the selection of independent certified public accountants to audit annually the books and records of the Company, reviews the activities and the reports of the independent certified public accountants and reports the results of such review to the Board of Directors. The Audit Committee monitors the internal controls of the Company.

DIRECTOR COMPENSATION

  Directors who are not currently receiving compensation as officers or employees of the Company are entitled to a quarterly retainer fee of $7,000 plus reimbursement of expenses for attending each meeting of the Board of Directors and each meeting of any committee that is held on a day when the entire Board is not meeting.

EXECUTIVE COMPENSATION

  The table below shows information concerning cash and noncash compensation for the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer of the Company in office on March 31, 1995 for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL                   LONG TERM
                                         COMPENSATION               COMPENSATION
                                       -----------------            ------------
                                                                     RESTRICTED
                                                          ALL OTHER    STOCK
                                FISCAL                    COMPENSA-   AWARD(S)
                                 YEAR   SALARY  BONUS(1)   TION(2)     ($)(3)
                                ------ -------- --------  --------- ------------
Arthur M. Hawkins..............  1995  $662,500 $349,900   $16,462      -0-
 President and Chief Executive   1994   550,000  550,000     9,160      -0-
 Officer                         1993   512,500  625,000     8,697      -0-
Douglas N. Pearson.............  1995  $331,250 $174,900   $22,496      -0-
 Executive Vice President        1994   275,000  275,000    20,166      -0-
                                 1993   256,250  337,400    15,389      -0-
Alan E. Gauthier...............  1995  $206,200 $ 84,000   $22,806      -0-
 Executive Vice President and    1994   155,400  129,720    20,529      -0-
 Chief Financial Officer(4)      1993   137,700  129,600    13,502      -0-
George J. Tinker...............  1995
 Vice President and Chairman     1994  $199,946 $140,040   $12,835    $64,500
 Euro Exide Corporation,         1993    -0-      -0-        -0-        -0-
 Limited                                 -0-      -0-        -0-        -0-
William J. Rankin..............  1995
 Executive Vice President--      1994  $170,260 $ 72,000   $21,493      -0-
 Group                           1993   150,250  120,000    19,071      -0-
 Operations                             144,130  120,400    12,237      -0-

- --------
(1) Bonus amounts shown are those accrued for and paid in or after the end of the fiscal year listed.
(2) Includes accrued contributions for the Exide Salaried Retirement and 401(k) Plan for fiscal 1995, as follows: Mr. Hawkins, $7,950; Mr. Pearson, $8,250; Mr. Gauthier, $8,250; and Mr. Rankin, $8,250. Also includes contributions to an executive long-term Disability Plan for fiscal 1995 as follows: Mr. Pearson, $6,987; Mr. Gauthier, $7,858; and Mr. Rankin, $5,141.
(3) The number and value (at March 31, 1995) of the aggregate restricted stock holdings of each of the named executive officers at March 31, 1995 was as follows: Mr. Hawkins, 240,406 ($8,834,921); Mr. Pearson, 61,840
    ($2,272,620); Mr. Gauthier, 30,920 ($1,136,310); Mr. Tinker, 20,000
    ($735,000); and Mr. Rankin, 30,920 ($1,136,310). The shares of restricted stock held by Messrs. Hawkins, Pearson, Gauthier and Rankin will vest on the fifth anniversary of the original grant date (April 1993). Twenty percent of the shares of restricted stock held by Mr. Tinker will vest on each anniversary of the grant date (December 1994). Each of the named executive officers is entitled to dividends paid on such restricted stock holdings.
(4) Mr. Gauthier was appointed Executive Vice President and Chief Financial Officer in October 1993. Prior to that time, he served as Vice President-Finance.

  The table below shows information concerning the grant of long-term incentive compensation awards to the Company's executive officers in the last fiscal year.

                                                                    PERIOD FROM
                                                                    GRANT UNTIL
                                                          NUMBER OF    FULL
      NAME                                                 SHARES     VESTING
      ----                                                --------- -----------
      Arthur M. Hawkins..................................     -0-         --
      Douglas N. Pearson.................................     -0-         --
      Alan E. Gauthier...................................     -0-         --
      George J. Tinker...................................  20,000     5 years(1)
       Restricted Stock Grants
      William J. Rankin..................................     -0-         --

- --------
(1) Such grant was made under the Exide Corporation 1993 Long-Term Incentive Plan and was effective December 1, 1994. 4,000 shares of such restricted stock will vest on each anniversary of the grant so long as Mr. Tinker remains employed by the Company or any of its subsidiaries.

CASH BONUS PROGRAM

  The Company established a Cash Bonus Program for key and senior management in 1986. Awards under the Cash Bonus Program are based on Exide's quarterly projected profit before interest and taxes. If the Company's projections are achieved, the Company may, at its discretion, award a bonus based on a percentage of base salary.

STOCK AWARD PLAN

  ECA established an incentive stock plan (the "Stock Award Plan") effective April 1993. Under this plan, ECA granted the equivalent of 811,662 shares of Common Stock to a broad group of management employees (the "Grant Shares"). At the time of the grants, the Company's Board of Directors believed that the value of the Grant Shares was $2.26. The restricted stock agreements relating to the Grant Shares require the holders thereof to pay $2.25 per share to the Company prior to receiving the Grant Shares. The Grant Shares vest in full at the fifth anniversary of the original grant date, and have certain restrictions related to sale and transferability, as well as requirements of continued employment with the Company.

  The following grants were made to the persons named in the Summary Compensation Table set forth above:

                                                                         SHARES
                                                                         GRANTED
                                                                         -------
      Mr. Hawkins....................................................... 240,406
      Mr. Pearson.......................................................  61,840
      Mr. Rankin........................................................  30,920
      Mr. Gauthier......................................................  30,920

LONG TERM INCENTIVE PLAN

  The Compensation Committee of the Board of Directors approved and the Board of Directors adopted the Company's Long Term Incentive Plan (the "Incentive Stock Plan") in October 1993. The Incentive Stock Plan is administered by the Compensation Committee which is comprised of outside directors. At its discretion, the Compensation Committee may grant awards under the Incentive Stock Plan to key employees of the Company or its subsidiaries.

  Employee awards under the Incentive Stock Plan may be granted in the form of incentive stock options, non-qualified stock options, restricted shares of Common Stock or units valued on the basis of the long-term performance of the Company ("Performance Units"). Options may be accompanied by the stock appreciation rights ("Rights"). Rights may also be issued without accompanying options. Certain non-qualified options and Rights may be awarded under the Incentive Stock Plan with an exercise price not less than 50 percent of fair market value at the time of grant. Incentive stock options, certain other non-qualified options and certain other Rights may be awarded under the Incentive Stock Plan with an exercise price not less than fair market value at the time of grant.

  The maximum aggregate number of shares of Common Stock with respect to which options, restricted shares, Performance Units and Rights granted without accompanying options which may be granted pursuant to the Incentive Stock Plan is 700,000 shares. There are additional limitations imposed by the Internal Revenue Code on the amount of incentive stock options that may first become exercisable by an employee in any calendar year. The maximum number of shares with respect to which options, restricted shares, Performance Units and Rights granted without accompanying options may be granted pursuant to the Incentive Stock Plan to one employee in any one fiscal year is 150,000 shares. As of March 31, 1995 only 40,000 restricted shares have been granted to date under the Incentive Stock Plan.

RETIREMENT PLANS

  The Company maintains the Exide Corporation Salaried Retirement and 401(k) Plan, a noncontributory money purchase plan which also permits employees to contribute a percentage of base pay on a pretax basis with a matching contribution by the Company. Under the plan, the Company is required to contribute 4% of each participant's eligible plan earnings. The rights of participants to contributions vest gradually over five years. Eligible participants may also elect to contribute a percentage of compensation, subject to certain limitations contained in the Internal Revenue Code, on a pretax basis. The Company makes matching contributions of up to $0.75 for every $1.00 a participant contributes up to 6% of a participant's compensation. The actual level of matching contributions depends upon the Company's level of profitability. Participants are at all times vested in their own contributions and earnings thereon; Company matching contributions vest gradually over five years.

EXECUTIVE EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Hawkins, Pearson and Rankin. Such agreements currently provide for annual base salaries of not less than $900,000, $450,000 and $230,000, respectively, with the opportunity to earn bonuses under certain circumstances. These agreements do not contain a stated termination date, but may be terminated by either party on notice to the other. If the Company terminates an agreement without cause, the Company will provide severance pay equal to one year's salary at the rate in effect at the time of termination. These agreements also prohibit each executive from engaging in certain competitive activities for two years after termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1994, prior to the Company's initial public offering Messrs. Hawkins, Pearson and Rankin participated in deliberations concerning executive compensation in their capacity as directors of the Company.

                     BENEFICIAL OWNERSHIP OF CAPITAL STOCK

  The following table set forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 15, 1995 by (i) each person known to the Company to own more than 5% of any class of the Company's voting securities, (ii) each director of the Company, (iii) the executive officers of the Company named in the Summary Compensation Table under "Management-- Executive Compensation" and (iv) all executive officers and directors of the Company as a group. Except as indicated in the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. Except as otherwise indicated, the address of each person listed below is the address of the Company.

NAME AND ADDRESS                                               NUMBER OF
OF BENEFICIAL OWNER                                             SHARES   PERCENT
- -------------------                                            --------- -------
Arthur M. Hawkins(a).......................................... 2,415,942  12.1%
Douglas N. Pearson(a).........................................   604,475   3.0%
William J. Rankin(a)..........................................   113,245    *
Alan E. Gauthier(a)...........................................    32,620    *
George J. Tinker(a)...........................................    20,000    *
Lawrence M. Wagner............................................     1,000    *
Timothy O. Fisher.............................................     1,000    *
Robert H. Irwin...............................................     7,000    *
Earl Dolive...................................................     2,500    *
Arthur R. Taylor..............................................       --    --
All directors and executive officers as a group............... 3,197,782  16.0%
FMR Corp. (c)
   82 Devonshire Street
   Boston, MA 02109........................................... 2,257,040  11.3%
Wilmington Securities, Inc.
  824 Market Street
  Suite 900
  Wilmington, DE 19801(b)..................................... 1,890,884   9.5%
Janus Capital Corporation(d)
  100 Fillmore Street, Suite 300
  Denver, CO 80206............................................ 1,492,730   7.5%

- --------
*  Less than 1%
(a) The following numbers of the shares shown as beneficially owned are subject to vesting requirements: Mr. Hawkins--240,406; Mr. Pearson--61,840; Mr. Rankin--30,920; Mr. Gauthier--30,920; Mr. Tinker--20,000; and all directors and executive officers as a group--364,086. See "Management--Stock Award Plan." Mr. Hawkins' shares include 5,000 shares owned by his children as to which he disclaims beneficial ownership and Mr. Gauthier's shares include 700 shares held by his wife and children as to which he disclaims beneficial ownership.
(b) This holder is an indirect wholly-owned subsidiary of Hillman, which is controlled by a trust for the benefit of Henry L. Hillman. The trustees of such trust are Mr. Hillman, C.G. Grefenstette and Elsie H. Hillman. Such trustees share voting and investment power of the stock of Hillman. Mr. Wagner, who is both a director and an officer of Hillman, and Mr. Fisher, who is an officer of Hillman, disclaim beneficial ownership of the securities of the Company owned by this holder.
(c) As reported in the Schedule 13G filed by this holder.
(d) According to the Schedule 13G filed by this holder, it is an investment advisor with shared voting power and investment power over these shares.

                              CERTAIN TRANSACTIONS

  In November 1989, the Company loaned Mr. Pearson, an Executive Vice President and Director of the Company, the principal sum of $150,000 in exchange for a collateral mortgage bearing interest on such sum at the rate of 10% per annum. The total amount owed, including accrued interest, was repaid in November 1993.

  In fiscal 1991, an affiliate of Hillman ("WSI"), the Company and certain lenders under the Company's previous credit agreement entered into a Standby Note Facility Agreement (the "WSI Agreement") under which WSI committed to lend up to $10.0 million to the Company through the purchase of promissory notes if requested by such credit agreement lenders at a time when the Company was not in compliance with certain financial covenants contained in such credit agreement or certain other financial tests set forth in the WSI Agreement. Interest on borrowings under the WSI Agreement accrued at a per annum rate equal to the Adjusted Base Rate (as defined in the Company's previous credit agreement) plus 2%. The WSI Agreement was terminated upon consummation of the Company's initial public offering. The Company previously purchased certain insurances through an affiliate of WSI, under an arrangement which was canceled in June 1992. During the fiscal years 1991 and 1992, payments under such arrangement aggregated approximately $715,000 and $884,000, respectively.

  In July 1988, the Company entered into a net lease with a corporation whose stockholders include Messrs. Hawkins, Pearson and Rankin. This corporation owns approximately 70 acres of land in Michigan which the Company uses for customer meetings and other business purposes. The lease expires in 1996 and provides for rental payments during the term of $26,250 per quarter. In addition, the Company has the option, exercisable at any time during the term, to purchase the leased property at its appraised market value.

  The Company used $6.5 million of the net proceeds from the initial public offering to purchase all of the outstanding shares of preferred stock of a predecessor, substantially all of which was held by WSI and certain members of management.

  The Company believes the terms of the foregoing transactions are no less favorable to it than those which could be obtained from nonaffiliated parties.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were sold by the Company on April 28, 1995 to the Placement Agent. The Placement Agent subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A and to persons other than U.S. persons outside the United States in reliance upon Regulation S under the Securities Act and to a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions. In connection therewith, the Company entered into the Registration Rights Agreement, which grants the holders of the Old Notes certain exchange and registration rights. The Company agreed to commence the Exchange Offer promptly after the Registration Statement has been declared effective. A copy of the form of Registration Rights Agreement has been filed as an exhibit to the Registration Statement and is available from the Company upon request. See "Available Information." Unless the context requires otherwise, the term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

  The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and except in the case of broker-dealers, as set forth below) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business, that such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and that such holder is not engaging in or intending to engage in the distribution of the New Notes. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes or who is an affiliate of the Company may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Any resales or other transfers of New Notes must also be conducted in compliance with applicable state securities or blue sky laws. See "Plan of Distribution."

  By tendering in the Exchange Offer, each Holder of Old Notes will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is such Holder,
(ii) neither the Holder of Old Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) that such holder is not engaging in or intending to engage in the distribution of the New Notes and (iv) neither the Holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or, if such Holder is an "affiliate," that such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. If the tendering Holder is a broker-dealer (whether or not it is also an "affiliate") that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that is will deliver a prospectus in connection with any resale of such New Notes.

  Following the consummation of the Exchange Offer, Holders of Old Notes not tendered will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

  This Prospectus, together with the Letter of Transmittal, is being sent to all registered Holders as of September 28, 1995.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the New Notes, the Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. As of the date hereof, $300,000,000 of the Old Notes were outstanding.

  The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that (i) the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) the New Notes will not contain certain provisions included in the terms of the Old Notes relating to an increase in the interest rate in certain circumstances relating to the consummation of the Exchange Offer and (iii) the Holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on October 26, 1995, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Although the Company has no current intention to extend the Exchange Offer, the Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer.

  The Company expressly reserves the right (i) to terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) to amend the terms of the Exchange Offer in any manner.

INTEREST ON THE NEW NOTES

  Holders of Old Notes that are accepted for exchange will not receive accrued interest thereon. However, each New Note will bear interest from the most recent date to which interest has been paid on the Old Note for which such New Note was exchanged, or if no interest has been paid, from the date of original issuance of such Note.

PROCEDURES FOR TENDERING

  The tender to the Company of Old Notes by a Holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. A Holder of the Old Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered (if in certificated form) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

  If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered Holder (which term, for the purposes described herein, shall include any participant in DTC whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States, or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the New Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered Holder appearing on the register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

  THE METHOD OF DELIVERY OF OLD NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PRIOR INSURANCE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner" included with the Letter of Transmittal.

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Old Notes at DTC for the purpose of facilitating the

Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedure for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at the address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

  If the Holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office on or prior to the Expiration Date, a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering Holder, the name(s) in which the Old Notes are registered and, if possible, the certificate number(s) of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

  A tender will be deemed to have been received as of the date when (i) the tendered Holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the option of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers will differ from the terms of the Exchange Offer.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

  The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

  By executing the Letter of Transmittal, each Holder will make to the Company the representations set forth above under the heading "Purpose and Effect of the Exchange Offer."

WITHDRAWAL OF TENDERS

  Tenders of Old Notes pursuant to the Exchange Offer are irrevocable, except that Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

  To be effective, a written, telegram, telex or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth in the Letter of Transmittal not later than the close of business on the Exchange Date. Any such notice of withdrawal must specify the Holder named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers of Old Notes to be withdrawn and the principal amount thereof, a statement that such Holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered Holder of such Old Notes, and must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC procedure. All questions as to the validity of notices of withdrawal, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue New Notes in exchange for any properly tendered Old Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service), or, at its opinion, modify or otherwise amend the Exchange Offer, if either of the following events occur:

    (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority, including the staff of the Commission, which, in the sole judgment of the Company, would prohibit, restrict or otherwise render illegal consummation of the Exchange Offer, or
    (b) there shall occur a change in the current interpretation by the staff of the Commission which permits the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by Holders thereof (other than broker-dealers and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of such New Notes.

  The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of either of the foregoing conditions. In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if either of the conditions set forth above occur. Moreover, regardless of whether either of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to Holders of the Old Notes.

  The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its sole discretion. The foregoing conditions must be either satisfied or waived prior to termination of the Exchange Offer. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

EXCHANGE AGENT

  The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Mail (registered or certified mail recommended):
                                          By Overnight Courier or By Hand:
  The Bank of New York                       The Bank of New York
  Reorganization Section                     Reorganization Section
  101 Barclay Street (7 East)                101 Barclay Street (7 East)
  New York, New York 10286
                                             New York, New York 10286
  Attention: Enrique Lopez                   Attention: Enrique Lopez

By Facsimile:                             Confirm by Telephone:
  212-571-3080
                                             212-815-2742

  Delivery to an address other than as set forth above, or transmission of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

  The expense of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

  The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes, or Old Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the date of the exchange because the exchange of the Old Notes for the New Notes is the completion of the selling process contemplated in the issuance of the Old Notes. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

OTHER

  Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Old Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

  As a result of the making of the Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Old Notes and the Registration Rights Agreement. Holders of the Old Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto under the Indenture except for certain registration rights under the Registration Rights Agreement and except that the Old Notes will not be entitled to the contingent increase in the interest rate provided for in the Old Notes relating to the timing of consummation of the Exchange Offer. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture and the Old Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Old Notes could be adversely affected.

  FOR INFORMATION CONCERNING THE TAX CONSEQUENCES OF THE EXCHANGE OFFER AND OF HOLDING THE NEW NOTES, SEE "TAX CONSIDERATIONS."

                          DESCRIPTION OF THE NEW NOTES

GENERAL

  The Old Notes were issued, and the New Notes are issuable, under an Indenture, dated as of April 28, 1995 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of the form of which has been filed as an exhibit to the Registration Statement. See "Available Information." The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that the New Notes will have been registered under the Securities Act and, therefore will not bear legends restricting transfer thereof and will not be entitled to the contingent increase in the interest rate provided for in the Old Notes relating to the timing of consummation of the Exchange Offer. The New Notes and the Old Notes are deemed the same class of notes under the Indenture and are entitled to the benefits thereof.

  A copy of the form of the Indenture will be available from the Company upon request. The following summaries of the material provisions of the Indenture are accurate but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended.

  Principal of, premium, if any, and interest on the New Notes will be payable, and the New Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee, at 101 Barclay Street, Floor 21 West); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

  The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of New Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

  The New Notes will be unsecured senior obligations of the Company, limited to $300 million aggregate principal amount, and will mature on April 15, 2005. Each New Note will bear interest at the rate per annum shown on the front cover of this Prospectus from the most recent date to which interest has been paid on the Old Note for which such New Note was exchanged, or if no interest has been paid, from the date of original issuance of such Note, payable semiannually (to Holders of record at the close of business on the April 1 or October 1 immediately preceding the Interest Payment Date) on April 15 and October 15 of each year, commencing October 15, 1995.

OPTIONAL REDEMPTION

  The Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after April 15, 2000 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period commencing on April 15 of the years set forth below:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................   105.0%
      2001...........................................................   102.5%
      2002 and thereafter............................................   100.0%

  Selection. ln the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

  The Credit Agreement contains a covenant prohibiting the optional redemption of the Notes. See "Description of Certain Indebtedness--Credit Agreement."

RANKING

  The Notes will be unsecured Indebtedness of the Company ranking pari passu with the Company's unsubordinated, unsecured Indebtedness. At July 2, 1995, the Company had approximately $1,171.4 million of senior indebtedness, approximately $407.0 million of which is secured Indebtedness, and approximately $82.2 million of subordinated, unsecured Indebtedness. Holders of such secured Indebtedness will be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the Notes. The Notes will be effectively subordinated to all third-party liabilities of the Company's subsidiaries and at July 2, 1995, the Company's subsidiaries had approximately $1,588.6 million of such liabilities, including approximately $833.6 million of indebtedness, which includes the principal subsidiaries' guarantee of the Company's obligations under the Credit Agreement.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" is defined to mean Indebtedness of a Person existing at the time such Person became a Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary.

  "Acquisition Financing" is defined to mean the transactions pursuant to which the Notes are issued, the Company Incurs Indebtedness under the revolving credit portion of the Credit Agreement and CEAC and its Subsidiaries refinance certain Indebtedness, in each case in connection with the CEAC Acquisition.

  "Adjusted Consolidated Net Income" is defined to mean, for any period, the aggregate net income (or loss) of any Person and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of such Person (other than a Subsidiary of such Person) in which any other Person (other than such Person or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Subsidiaries by such other Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includible pursuant to the foregoing clause (i) above), the net income (or loss) of such Person accrued prior to the date it becomes a Subsidiary of any other Person or is merged into or consolidated with such other Person or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such other Person or any of its Subsidiaries; (iii) the net income (or loss) of any Subsidiary of any Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; and (v) all extraordinary gains and extraordinary losses; provided that, solely for purposes of calculating the Interest Coverage Ratio (and in such case, except to the extent includible pursuant to clause (i) above), "Adjusted Consolidated Net Income" of the Company shall include the amount of all cash dividends received by the Company or any Subsidiary of the Company from an Unrestricted Subsidiary.

  "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, neither any Bank Agent nor any Bank nor any affiliate of any of them shall be deemed to be an Affiliate of the Company.

  "Asset Acquisition" is defined to mean (i) an investment by the Company or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged into or consolidated with the Company or any of its Subsidiaries or (ii) an acquisition by the Company or any of its Subsidiaries of the assets of any Person other than the Company or any of its Subsidiaries that constitute substantially all of a division or line of business of such Person.

  "Asset Disposition" is defined to mean the sale or other disposition by the Company or any of its Subsidiaries (other than to the Company or another Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Subsidiaries.

  "Asset Sale" is defined to mean, with respect to any Person, any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by such Person or any of its Subsidiaries to any Person other than the Company or any of its Subsidiaries of (i) all or any of the Capital Stock of any Subsidiary of such Person, (ii) all or substantially all of the property and assets of an operating unit or business of such Person or any of its Subsidiaries or (iii) any other property and assets of such Person or any of its Subsidiaries outside the ordinary course of business of such Person or such Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; provided that neither (A) sales or other dispositions of inventory, receivables and other current assets nor (B) sales or other dispositions of surplus equipment, furniture or fixtures in an aggregate amount not to exceed $5 million in any fiscal year of the Company shall be included within the meaning of "Asset Sale."

  "Attributable Indebtedness" is defined to mean, when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described below, at any date of determination; the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

  "Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security multiplied by (B) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Bank Agents" is defined to mean Bankers Trust Company, Bank of America National Trust and Savings Association and Bank of Montreal, as agents for the Banks pursuant to the Credit Agreement, and any successors thereto.

  "Banks" is defined to mean the lenders who are from time to time parties to the Credit Agreement.

  "Board of Directors" is defined to mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

  "Business Day" is defined to mean any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

  "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

  "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) the discounted present value of the rental obligations of such Person as lessee of which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

  "CEAC" is defined to mean Compagnie Europeene d'Accumulateurs S.A., a French corporation.

  "CEAC Acquisition" is defined to mean the acquisition by the Company or its Subsidiaries of at least 98% of the Capital Stock of CEAC.

  "Change of Control" is defined to mean such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Original Investors and their respective Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the total voting power of the then outstanding Voting Stock of the Company; or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election by the Company's Board of Directors or whose nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or (iii) (A) the Company consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all of its assets to any Person or (B) any Person merges into the Company, in either event pursuant to a transaction in which any Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other property; provided that any consolidation, conveyance, transfer or lease (x) between the Company and any of its Subsidiaries or between Subsidiaries (including, without limitation, the reincorporation of the Company in another jurisdiction) or (y) for the purpose of creating a public holding company for the Company in another jurisdiction or
(z) for the purpose of creating a public holding company for the Company in which all holders of the Company's Capital Stock would be entitled to receive (other than cash in lieu of fractional shares) solely Capital Stock of the holding company in amounts proportionate to their holdings of Capital Stock of the Company immediately prior to such transaction, shall be excluded from the operation of this clause (iii).

  "Change of Control Triggering Event" is defined to mean the occurrence of both a Change of Control and a Rating Decline.

  "Closing Date" is defined to mean the date on which the Notes are originally issued under the Indenture.

  "Commodity Agreement" is defined to mean any agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in the prices of commodities used by the Company or any of its Subsidiaries in the ordinary course of its business and entered into with any bank.

  "Common Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" is defined to mean, with respect to any Person for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and nonrecurring gains or losses or sales of assets), (iv) depreciation expense,
(v) amortization expense and (vi) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries in conformity with GAAP; provided that, if a Person has any Subsidiary that is not a Wholly Owned Subsidiary of such Person, Consolidated EBITDA of such Person shall be reduced by an amount equal to (A) the Adjusted Consolidated Net Income of such Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Subsidiary not owned on the last day of such period by such Person or any Subsidiary of such Person divided by (2) the total number of shares of outstanding Common Stock of such Subsidiary on the last day of such period.

  "Consolidated Interest Expense" is defined to mean, with respect to any Person for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; and the net costs associated with Interest Rate Agreements) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by such Person and its consolidated subsidiaries during such period; excluding, however, (i) any amount of such interest of any Subsidiary of such Person if the net income (or loss) of such Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Refinancing and the Acquisition Financing, all as determined on a consolidated basis in conformity with GAAP.

  "Consolidated Net Tangible Assets" is defined to mean the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its consolidated Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in conformity with GAAP.

  "Consolidated Net Worth" is defined to mean, at any date of determination, shareholders' equity as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries (which shall be as of a date not more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any Subsidiary of the Company, each item to be determined in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

  "Credit Agreement" is defined to mean the Credit Agreement, dated as of August 30, 1994, as amended, among the Company, and certain of the Company's Subsidiaries, as guarantors, and the Banks party thereto, the issuing bank party thereto and the Bank Agents, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith (including, without limitation, any promissory notes, Guarantees and security documents), in each case, as such agreements, instruments and documents may be amended (including, without limitation, any amendment and restatement thereof), supplemented, extended, renewed, replaced or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, by the inclusion of additional borrowers or Guarantors thereunder that are Subsidiaries of the Company and whose obligations are Guaranteed by the Company thereunder or by the requirement of additional collateral or other credit enhancement to support the obligations thereunder) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements; provided that, with respect to any agreement providing for the refinancing of Indebtedness under the Credit Agreement, such agreement shall be the Credit Agreement under the Indenture only if a notice to that effect is delivered by the Company to the Trustee and there shall be at any time only one instrument that is the Credit Agreement under the Indenture.

  "Currency Agreement" is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

  "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP, except that calculations made for purposes of determining compliance with the terms of the covenants described below and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the Refinancing and the Acquisition Financing and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

  "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Holder" or "Securityholder" is defined to mean the registered holder of any Note.

  "Incur" is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

  "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person (other than a Lien permitted under the second paragraph of the "Limitation on Liens" covenant), whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) all obligations in respect of borrowed money under the Credit Agreement and any Guarantees thereof and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements, Interest Rate Agreements and Commodity Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

  "Interest Coverage Ratio" is defined to mean, with respect to any Person on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four fiscal quarters for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant immediately prior to such Transaction Date to (ii) the aggregated Consolidated Interest Expense of such Person during such four fiscal quarters. In making the foregoing calculation,
(A) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of the four-fiscal-quarter period referred to in clause (i) and prior to the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) on the last day of such period), (2) any Indebtedness Incurred during such period to the extent such Indebtedness is outstanding at the Transaction Date and (3) any Indebtedness to be incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such four-fiscal-quarter period and after giving pro forma effect to the application of the proceeds thereof as if such application occurred on such first day; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such four-fiscal-quarter period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (B)) during such four-fiscal-quarter period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) on the Transaction Date; (D) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such four-fiscal-quarter period or thereafter and prior to the Transaction Date as if they had occurred and any such proceeds had been applied on the first day of such four-fiscal-quarter period; (E) with respect to any such four-fiscal-quarter period commencing prior to the Acquisition Financing, the Acquisition Financing shall be deemed to have taken place on the first day of such period; and (F) pro forma effect shall be given to asset dispositions and asset acquisitions that have been made by any Person that has become a Subsidiary of the Company or has been merged with or into the

Company or any Subsidiary of the Company during the four-fiscal-quarter period referred to above or subsequent to such period and prior to the Transaction Date and that would have been Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Subsidiary of the Company as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such period.

  "Interest Rate Agreement" is defined to mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

  "Investment" is defined to mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Subsidiary of the Company and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

  "Investment Grade" is defined to mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

  "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

  "Moody's" is defined to mean Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" is defined to mean, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

  "Operating Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) that is not a Capitalized Lease.

  "Original Investors" is defined to mean, collectively, Wilmington Securities, Inc., ECA Partners, L.P., Chemical Fund Investments, Inc. and officers and directors of the Company who beneficially owned Voting Stock of EC Acquisition, Inc., the Company's predecessor, on December 17, 1992, or, upon the death of such an officer or director, such persons, executors, administrators, testamentary trustees, heirs, legatees or beneficiaries.

  "Permitted Liens" is defined to mean (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Closing Date; provided that
(a) such Lien is created solely for the purpose of securing Indebtedness Incurred (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or any of its Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or Operating Lease; provided that any sale-leaseback transaction related thereto complies with the "Limitation on Sale-Leaseback Transactions" covenant described below; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens securing any real property or other assets of the Company or any Subsidiary of the Company in favor of the United States of America or any State, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or of any equipment or other property designed primarily for the purpose of air or water pollution control; provided, however, that any such Lien on such facilities, equipment or other property shall not apply to any other assets of the Company or such Subsidiary of the Company; (xiv) Liens arising from the rendering of a final judgment or order against the Company or any Subsidiary of the Company that does not give rise to an Event of Default; (xv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(xvii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Credit Agreement, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Subsidiaries from fluctuations in the price of commodities; (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Subsidiaries prior to the Closing Date; and (xix) Liens on or sales of receivables.

  "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

  "Plans" is defined to mean any employee benefit plan, pension plan, stock option plan or similar plan or arrangement of the Company or any Subsidiary of the Company, or, in the case of the ECA Stock Award Plan, of EC Acquisition, Inc., or, in each case, any successor plan thereof including, without limitation, the Exide Corporation Salaried Retirement Plan, the Exide Retirement Income Security Plan, the Exide Corporation Long Term Incentive Compensation Plan, the ECA Stock Award Plan and the Exide Savings Plan.

  "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such preferred or preference stock.

  "Principal Property" is defined to mean any manufacturing, processing or smelting plant, warehouse or other building used by the Company or any Restricted Subsidiary, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors as reflected in a Board Resolution, is not of material importance to the respective businesses conducted by the Company or any Restricted Subsidiary as of the date such Board Resolution is adopted.

  "Rating Agencies" is defined to mean (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

  "Rating Category" is defined to mean (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

  "Rating Date" is defined to mean the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

  "Rating Decline" is defined to mean the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Notes are rated by either Moody's or S&P on the Rating Date as Investment Grade, the rating of the Notes by both Rating Agencies shall be below Investment Grade, or (b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

  "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the asset sale provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Limitations on Asset Sales" covenant described below and such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the provisions of the "Limitation on Asset Sales" covenant described below.

  "Refinancing" means the refinancing of the Company in 1992, consisting of the issuance of the 10 3/4% Notes and the Senior Subordinated Debentures, the amendments to, and repayment of certain Indebtedness outstanding under, the Company's then existing credit agreement, the repayment of loans to the Company from Wilmington Securities, Inc., the redemption of preferred stock of EC Acquisition, Inc. and the redemption of the 12 7/8% Subordinated Notes due June 15, 1997 of the Company.

  "Restricted Subsidiary" is defined to mean any Subsidiary of the Company other than an Unrestricted Subsidiary.

  "Senior Subordinated Debentures" is defined to mean the 12 1/4% Senior Subordinated Deferred Coupon Debentures Due June 2004 of the Company.

  "Significant Subsidiary" is defined to mean, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

  "Sonnenschein" is defined to mean Sonnenschein GmbH and its successors.

  "S&P" is defined to mean Standard & Poor's Ratings Group and its successors.

  "Stated Maturity" is defined to mean, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person or one or more other Subsidiaries of such Person; provided that, with respect to the Company, except as the term "Subsidiary" is used in the definition of "Unrestricted Subsidiary" described below, an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indenture.

  "10 3/4% Notes" means the 10 3/4% Senior Notes Due 2002 of the Company.

  "Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

  "Transaction Date" is defined to mean, with respect to the Incurrence of any Indebtedness by the Company or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "Tudor" is defined to mean Sociedad Espanola del Acumulador Tudor, S.A. and its successors.

  "Unrestricted Subsidiary" is defined to mean (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Event of Default, or event or condition that after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

  "Voting Stock" is defined to mean Capital Stock of any class or kind ordinarily having the power to vote for the election of directors.

  "Wholly Owned Subsidiary", solely as used in clause (ii) of the second paragraph of the "Limitation on Indebtedness" covenant means, with respect to any Person, any Subsidiary of such Person if at least 98.5% of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person; provided that (i) with respect to Tudor, the Company directly or indirectly owns at least 89% of the Common Stock or other similar equity ownership interest (but not including Preferred Stock) in Tudor (other than director's qualifying shares or Investments by foreign nationals mandated by applicable law) and (ii) with respect to Sonnenschein, the Company directly or indirectly owns at least 74.5% of the Common Stock or other similar equity ownership interest (but not including Preferred Stock) in Sonnenschein (other than director's qualifying shares or Investments by foreign nationals mandated by applicable law).

COVENANTS

 Limitation on Indebtedness

  Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of the Company would be greater than 2.0:1.

  Notwithstanding the foregoing, under the Indenture (except as expressly provided otherwise below), the Company and any Restricted Subsidiary may Incur each and all of the following: (i) Indebtedness outstanding

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

at any one time in an aggregate principal amount not to exceed the greater of
(A) $255 million or (B) 30% of accounts receivable and 20% of inventory, in each case net of reserves and as shown on the consolidated balance sheet of the Company and most recently (as of the date of the Incurrence under this clause
(a)(i)(B)) filed on Form 10-Q or 10-K by the Company with the Commission; provided that the aggregate principal amount of Indebtedness of Restricted Subsidiaries pursuant to this clause (i) shall not exceed $100 million at any one time outstanding; (ii) Indebtedness of the Company to any of its Restricted Subsidiaries that is a Wholly Owned Subsidiary of the Company, or of a Restricted Subsidiary to the Company or to any other Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company; (iii) Indebtedness the net proceeds of which are used to refinance outstanding Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness Incurred under clause (i), (iv), (vi), (viii), (ix) or (x) of this covenant and any refinancings thereof, in an amount (or, if such new Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so refinanced (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance the Notes or other Indebtedness of the Company that is subordinated in right of payment to the Notes shall only be permitted under this clause
(iii) if (A) in case the Notes are refinanced in part, such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) in case the Notes are refinanced in part or the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to one year after the Stated Maturity of the Indebtedness being refinanced and the Average Life of such Indebtedness is equal to or greater than the remaining Average Life of the Indebtedness being refinanced plus one year; and provided further that in no event may Indebtedness of the Company that is pari passu with, or subordinated in right of payment to, the Notes be refinanced by means of Indebtedness of any Subsidiary of the Company pursuant to this clause (iii); (iv) unsecured Indebtedness, in an aggregate principal amount not to exceed $2 million at any one time outstanding, Incurred by the Company in connection with the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any Plan, upon death, disability, retirement, termination of employment or pursuant to the terms of such Plan, or any other agreement under which such shares of stock or related rights were issued; provided that (A) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Notes, at least to the extent that the Senior Subordinated Debentures are subordinated to Senior Indebtedness (as defined in the Indenture pursuant to which the Senior Subordinated Debentures were issued ("Senior Indebtedness")), (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by the Company at any time prior to one year after the Stated Maturity of the Notes, and (C) the scheduled maturity of all principal of such Indebtedness is one year beyond the Stated Maturity of the Notes; (v) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided in the ordinary course of business and letters of credit under the Credit Agreement, (B) under Currency Agreements, Interest Rate Agreements and Commodity Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Subsidiary of the Company pursuant to such agreements, in any case Incurred in connection with the

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disposition of any business, assets or Subsidiary of the Company (other than
Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (vi) Indebtedness under Guarantees Incurred by the Company in respect of obligations of Unrestricted Subsidiaries outstanding at any time in an aggregate amount not to exceed $10 million; (vii) Acquired Indebtedness; provided that, after giving pro forma effect to the Incurrence of such Indebtedness, the Company could Incur at least $1.00 of Indebtedness under the first paragraph of this "Limitation on Indebtedness" covenant; and refinancings thereof, provided that such refinancing Indebtedness may not be Incurred by any Person other than the Company or the Restricted Subsidiary that is the obligor on such Acquired Indebtedness; (viii) unsecured Indebtedness of the Company outstanding at any time in an aggregate amount not to exceed $25 million; provided that such Indebtedness, (A) by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Notes, at least to the extent the Senior Subordinated Debentures are subordinated to Senior Indebtedness, (B) determined as of the date of Incurrence of such Indebtedness, does not mature prior to one year after the Stated Maturity of the Notes, and the Average Life of such Indebtedness is one year beyond the remaining Average Life of the Notes, (C) by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by the Company (including, without limitation, at the option of the holder thereof, other than an option given to a holder pursuant to an "asset sale" provision that is no more favorable to the holders of such Indebtedness than the provisions contained in the "Limitation on Asset Sales" covenant described below and such Indebtedness specifically provides that the Company will not repurchase or redeem such Indebtedness pursuant to such provision prior to the Company's repurchase of the Notes required to be repurchased by the Company under the "Limitation on Asset Sales" covenant) at any time prior to the Stated Maturity of the Notes; and provided further that after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of the Company would be at least 1.25:1;
(ix) Indebtedness under any revolving credit or other working capital facility in an aggregate amount not to exceed, at any one time outstanding, $40 million;
(x) other Indebtedness in an aggregate principal amount not to exceed $200 million at any one time outstanding; and (xi) Guarantees, existing as of November 1, 1994, by Restricted Subsidiaries of Indebtedness of the Company, which Guarantees, to the extent Incurred or outstanding under this clause (xi), do not exceed $50 million; and refinancings thereof.

  Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, (i) the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded due solely to the result of fluctuations in the exchange rates of currencies and (ii) the Company shall not Incur any Indebtedness that is expressly subordinated to any other Indebtedness of the Company unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is also expressly made subordinate to the Notes at least to the extent it is subordinated to such other Indebtedness.

  For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred pursuant to the revolver, including swingline, portion of the Credit Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (2) Guarantees of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such particular amount shall not be included, (3) any Liens granted pursuant to the equal and ratable provisions referred to in the first paragraph or clause (i) of the second paragraph of the "Limitation on Liens" covenant shall not be treated as Indebtedness and (4) Indebtedness Incurred under clauses (iv), (vi), (viii), (ix), (x) and (xi) of the second paragraph of the "Limitation on Indebtedness" covenant contained in the indenture for the 10 3/4% Notes, as amended through the Closing Date (which clauses are substantially similar (other than certain dollar amounts) to the clauses referred to above), and outstanding on the Closing Date, shall be treated as

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Incurred pursuant to clauses (iv), (vi), (viii), (ix), (x) and (xi), respectively, of the second paragraph of this "Limitation on Indebtedness" covenant. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (x) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (y) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

 Limitation on Restricted Payments

  Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or another Restricted Subsidiary and other than pro rata dividends or distributions on Common Stock of Restricted Subsidiaries (provided that the Company owns, directly or indirectly, at least 74.5% of the Voting Stock of such Restricted Subsidiaries) payable to the holders thereof (provided that the amount of such dividends and distributions paid to Persons other than the Company and its Restricted Subsidiaries shall be applied to reduce the amount available for Restricted Payments under clause (C) below),
(ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company, Restricted Subsidiary or any Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or another Restricted Subsidiary, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes, or (iv) make any Investment in any Affiliate (other than the Company or a Restricted Subsidiary) or any Unrestricted Subsidiary (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) an Event of Default or event that, after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) 50% of the aggregate amount of Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) of the Company (determined by excluding income resulting from the transfers of assets received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the month immediately following December 17, 1992 and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate net proceeds (including the fair market value of non-cash proceeds as determined in good faith by the Board of Directors) received by the Company from the issuance and sale permitted by the Indenture of its Capital Stock to a Person who is not a Subsidiary of the Company (not including Redeemable Stock), including an issuance or sale permitted by the Indenture for cash or other property upon the conversion of any Indebtedness of the Company subsequent to December 17, 1992, or from the issuance of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary plus (4) $15 million.

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  The foregoing provision shall not take into account and shall not be violated by reason of (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing provision; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of Indebtedness Incurred under clause (iii) or (viii) of the second paragraph of the "Limitation on Indebtedness" covenant;
(iii) the declaration or payment of dividends on the Capital Stock of the Company, following any issuance of the Capital Stock of the Company subsequent to December 17, 1992, of up to 6% per annum of the net proceeds received by the Company in such issuance of the Capital Stock of the Company; (iv) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any Plan, upon death, disability, retirement, termination of employment or pursuant to the terms of such Plan or any other agreement under which such shares of stock or related rights were issued; provided that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock after the date of the Indenture does not exceed $5 million and that any consideration in excess of such $5 million is in the form of Indebtedness that would be permitted to be Incurred under clause (iv) of the second paragraph of the "Limitation on Indebtedness" covenant; (v) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Company (other than Redeemable Stock); (vi) the acquisition of Indebtedness of the Company that is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); and (vii) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; and provided that, in the case of each of the foregoing clauses of this paragraph, other than clause (i), no Event of Default, or event that after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing or shall occur as a consequence thereof.

  Notwithstanding the foregoing, in the event of an issuance of Capital Stock of the Company and (1) the repurchase, redemption or other acquisition of Capital Stock out of the proceeds of such issuance or (2) the acquisition of Indebtedness that is subordinated in right of payment to the Notes out of the proceeds of such issuance, as permitted by clause (v) or (vi) above, then, in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments, both the proceeds of such issuance and the application of such proceeds shall be included under clause (C).

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,
(ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

  The foregoing provision shall not restrict or prohibit any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Agreement, the Notes or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements thereof, provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are

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being extended, refinanced, renewed or replaced; (ii) existing or created under or by reason of applicable law; (iii) with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) above of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary;
(v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) existing or created with respect to Tudor or any of its Restricted Subsidiaries, related to Indebtedness of Tudor or any of its Restricted Subsidiaries, and which expressly provides that (except in the case of (x) an event of default which has led to an acceleration of such Indebtedness or (y) the failure to pay such Indebtedness in full at the final maturity of such Indebtedness) Tudor or such Restricted Subsidiary, as the case may be, may make such payments, loans, advances and transfers in an amount equal to 100% of its Adjusted Consolidated Net Income subsequent to October 2, 1994 (provided that in the event such payments, loans, advances and transfers are made in the form of asset transfers, such assets shall be valued at the value of such assets set forth on the Company's books under GAAP). Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) entering into any agreement permitting the incurrence of Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Subsidiaries that secure Indebtedness of the Company or any of its Subsidiaries.

 Limitation on the Issuance of Capital Stock of Restricted Subsidiaries

  Under the terms of the Indenture, the Company will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company or (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary.

 Repurchase of Notes upon Change of Control Triggering Event

  Under the terms of the Indenture, upon the occurrence of a Change of Control Triggering Event, each Holder shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount of such Notes plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). In such circumstances, there is no assurance that the Company will have, or be able to obtain, the necessary funds to repurchase any New Notes required to be repurchased or sufficient funds to fulfill other obligations arising from such Change in Control.

  Within 30 days following any Change of Control Triggering Event, the Company shall mail a notice to the Trustee and each Holder stating: (i) that a Change of Control Triggering Event has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes upon Change of Control" covenant and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (iii) that any Note not tendered will continue

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to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (v) that Holders electing to have any Note purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof.

  On the Change of Control Payment Date, the Company shall: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Repurchase of Notes upon Change of Control Triggering Event" covenant, the Trustee shall act as Paying Agent.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control Triggering Event occurs under this "Repurchase of Notes upon Change of Control Triggering Event" covenant and the Company is required to repurchase Notes as described above.

  The indentures under which the 10 3/4% Notes and the 12 1/4% Debentures were issued contain substantially identical repurchase requirements. A Change in Control would constitute an Event of Default under the Credit Agreement, permitting acceleration of all amounts due thereunder, which amounts are secured and therefore effectively senior to the obligation to repurchse the New Notes. Unless the Company were able to arrange for other financing, such acceleration would have a material adverse effect on the Company's financial condition and would prevent the Company from honoring its obligation to repurchase the New Notes. There can be no assurance that the Company could arrange alternative financing.

 Limitation on Transactions with Shareholders and Affiliates

  Under the terms of the Indenture, the Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company (other than any Bank Agent, Bank or any of their respective Affiliates) or any Subsidiary of the Company or with any Affiliate of the Company or any Subsidiary of the Company, except upon fair and reasonable terms no less favorable to the Company or such Subsidiary of the Company than could be obtained in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

  The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Subsidiary of the Company from a financial point of view; (ii) any transaction between the Company and any Wholly Owned Restricted Subsidiary or between Wholly Owned

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

Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (v) of this paragraph the aggregate amount of which exceeds $1 million in value must be approved in the manner provided for in clause (i) above.

 Limitation on Liens

  Under the terms of the Indenture, the Company may not, and may not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any Principal Property, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus the Attributable Indebtedness for all sale-leaseback transactions restricted as described in the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Consolidated Net Tangible Assets.

  Under the terms of the Indenture, the foregoing limitation does not apply to
(i) Liens securing obligations under the Credit Agreement, the Notes or up to $10 million of other Indebtedness at any one time outstanding; (ii) other Liens existing on the Closing Date; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Restricted Subsidiary that is a Wholly-Owned Subsidiary of the Company to secure Indebtedness owing to the Company or such other Restricted Subsidiary by such Restricted Subsidiary; (iv) Liens securing Indebtedness (other than subordinated Indebtedness) Incurred under clause (v) of the second paragraph of the "Limitation on Indebtedness" covenant; (v) Liens granted in connection with the extension, renewal or refinancing, in whole or in part, of any Indebtedness described in clauses (i) through (iv) above; provided that (1) such new Indebtedness is permitted to be Incurred under the "Limitation on Indebtedness" covenant and (2) the amount of Indebtedness secured by such Lien is not increased thereby (except to the extent that Indebtedness under clause (i) above is increased to the extent permitted by clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant); and provided further that the extension, renewal or refinancing of Indebtedness of the Company may not be secured by Liens on assets of any Restricted Subsidiary other than to the extent the Indebtedness being extended, renewed or refinanced was at any time previously secured by Liens on assets of such Restricted Subsidiary; (vi) Liens with respect to Acquired Indebtedness and refinancings thereof permitted under clause (vii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary of the Company other than the property or assets of the Subsidiary acquired; (vii) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness and which is permitted to be Incurred under clause (i) or (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (viii) Liens securing obligations under any revolving credit or other working capital facility Incurred under clause (ix) of the second paragraph of the "Limitation on Indebtedness" covenant; (ix) Permitted Liens;
(x) Liens on (A) the stock of Restricted Subsidiaries, provided that each such Restricted Subsidiary is either (x) acquired after January 3, 1995 or (y) formed for the purpose of holding stock referred to in clause (x) and holds no assets other than such stock, its minimum statutory capital, intercompany notes, assets having a value not in excess of $10,000 and dividends, distributions or advances received; provided that such dividends, distributions or advances are promptly paid to such Restricted Subsidiary's parent; and (B) intercompany notes; provided that with respect to each of clause (A) and clause
(B) above, such intercompany notes and stock of Restricted Subsidiaries are only used to secure Indebtedness, all or a substantial portion of which constituted a substantial portion of the financing of an acquisition of, or relating to the acquisition of, a Restricted Subsidiary (or a direct or indirect parent of such Restricted Subsidiary), and refinancings of such Indebtedness; and provided further that with

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

respect to each of clause (A) and clause (B) above, (1) any such refinancing Indebtedness shall have (A) an Average Life no less than the Indebtedness being refinanced, (B) a Stated Maturity no earlier than the Indebtedness being refinanced and (C) a principal amount not in excess of the Indebtedness being refinanced (plus premiums, accrued interest, fees and expenses) and (2) in no event shall Indebtedness of the Company be refinanced by Indebtedness of a Restricted Subsidiary pursuant to this clause and this clause (x) shall not be construed to permit Liens on property other than such stock or such intercompany notes; or (xi) Liens on assets of each Restricted Subsidiary acquired on or subsequent to the Closing Date that are incurred for the purpose of securing Indebtedness, all or a portion of which constituted a substantial portion of the financing of the acquisition of, or relating to the acquisition of, such Restricted Subsidiary (or a direct or indirect parent of such Restricted Subsidiary) and refinancings of such Indebtedness; provided that, in the case of each such Restricted Subsidiary, the Indebtedness secured by the Principal Property of such Restricted Subsidiary that is subject to any Lien incurred pursuant to this clause (xi) shall not exceed 80% of the fair market value (as determined by the Board of Directors of the Company in good faith as of the date of incurrence of such Lien) of the Principal Property of such Restricted Subsidiary; provided that fluctuations in such fair market values shall be deemed not to result in a violation of this "Limitations on Liens" covenant.

 Limitation on Sale-Leaseback Transactions

  Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness with respect to such transactions, plus all Indebtedness secured by Liens on Principal Properties (excluding secured Indebtedness that is excluded as described in the "Limitation on Liens" covenant) does not exceed 10% of Consolidated Net Tangible Assets.

  The foregoing restriction does not apply to, and any computation of Attributable Indebtedness under such limitation shall exclude, any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the sale or transfer of the Principal Property is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the Principal Property or the completion of construction thereof; (iii) the lease secures or relates to industrial revenue or pollution control bonds; (iv) the transaction is between the Company and any Restricted Subsidiary or between Restricted Subsidiaries; or (v) the Company or such Restricted Subsidiary, within 12 months after the sale of any Principal Property is completed, applies an amount not less than the net proceeds received from such sale to the retirement of Senior Indebtedness, to Indebtedness of a Restricted Subsidiary or to the purchase of other property that will constitute Principal Property or improvements thereto.

 Limitation on Asset Sales

  Under the terms of the Indenture, in the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months (other than Asset Sales by the Company or any Restricted Subsidiary to the Company or another Restricted Subsidiary) exceed 15% of Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of the Company and its Subsidiaries has been prepared), then the Company shall, or shall cause such Restricted Subsidiary to, (i) within 12 months after the date Net Cash Proceeds so received exceed 15% of Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of the Company and its Subsidiaries has been prepared) (A) apply an amount equal to such excess Net Cash Proceeds to repay unsubordinated Indebtedness or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the

                                       87
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nature or type of the property and assets of, or the business of, the Company and its Subsidiaries existing on the date thereof (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (A) or (B) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $5 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of such Notes, plus, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

  The Company shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest after the Excess Proceeds Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof.

  On the Excess Proceeds Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in an original principal amount at maturity of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by the Company under this "Limitation on Asset Sales" covenant and the Company is required to repurchase Notes as described above. The Credit Agreement prohibits purchases of Notes prior to their Stated Maturity.

COMMISSION REPORTS AND REPORTS TO HOLDERS

  Whether or not the Company is required to file reports with the Commission, if any Notes are outstanding the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended. See "Available Information." The Company shall supply the Trustee and each Holder, or shall supply to the Trustee for forwarding to each Holder, without cost to such Holder, copies of such reports or other information.

EVENTS OF DEFAULT

  The following events will be defined as "Events of Default" in the Indenture:
(a) the Company defaults in the payment of the principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption (including, without limitation, the Special Redemption) or otherwise; (b) the Company defaults in the payment of interest on any Note, when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (d) there occurs with respect to any issue or issues of Indebtedness of the Company and/or one or more Significant Subsidiaries having an outstanding principal amount of $5 million or more individually or $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million individually or $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $5 million individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (g) the Company or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; (h) the Company and/or one or more Significant Subsidiaries fails to make (i) at the final (but not any interim) fixed maturity of an issue of Indebtedness a principal payment of $5 million or more or (ii) at the final (but not any interim) fixed maturity of more than one issue of such Indebtedness principal payments aggregating $10 million or more and, in the case of clause (i), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (ii), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (ii) to exceed $10 million; or (i) the nonpayment of any three or more items of Indebtedness that would constitute at the time of such nonpayments, but for the individual amounts of such Indebtedness, an Event of Default under clause (d) or clause (h) above, or both, and which items of Indebtedness aggregate $10 million or more.

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

  If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee thereunder or the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of the applicable Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause
(d) or (h) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) or (h) shall be remedied, cured by the Company or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to the Company, all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

  The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives to the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on such Note or to bring suit for the enforcement of any such payment, on or after the respective due dates expressed in the Notes which right shall not be impaired or affected without the consent of the Holder.

  The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Subsidiaries and the Company's and its Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a Restricted Subsidiary that is a

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

Wholly Owned Subsidiary of the Company with a positive net worth; provided that, in connection with any merger of the Company with a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company) or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Event of Default and no event that, after notice or passage of time or both, will become an Event of Default, shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person becoming the successor obligor of the Notes) could Incur $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; (iv) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person that becomes the successor obligor of the Notes) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

 Defeasance and Discharge

  The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes and the provisions of the Indenture will no longer be in effect with respect to the Notes on the 123rd day after the deposit described below (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee
(i) either an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be accompanied by a ruling of the IRS to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling from the IRS is no longer required or a ruling directed to the Trustee received from the IRS to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or
Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such

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

deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

 Defeasance of Certain Covenants and Certain Events of Default

  The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (iii) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," and clauses (d), (e) and (h) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and
(D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

 Defeasance and Certain Other Events of Default

  In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Credit Agreement contains a covenant prohibiting defeasance of the Notes without the consent of a specified percentage of lenders under the Credit Agreement.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture,
(vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage of aggregate principal amount of outstanding Notes, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

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

  The Credit Agreement contains a covenant prohibiting the Company from consenting to any modification of the Indenture or waiver of any provision thereof without the consent of a specified percentage of the lenders under the Credit Agreement. See "Description of Certain Indebtedness--Credit Agreement."

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting any Note, waives and releases all such liability.

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM; THE GLOBAL NOTE

  The New Notes will be represented by a single, permanent global note in definitive, fully registered form without coupons (the "Global Note") unless otherwise directed by a holder. The Global Note will be deposited with the Trustee as custodian for DTC and will be registered in the name of a nominee of DTC.

  Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the holders tendering Old Notes. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Holders may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

  So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Note for all purposes under the Indenture and the New Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

  Payments of the principal of, and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficiary ownership interests.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in next-day funds. If a Holder requires physical delivery of a certificated New Note ("Certificated Note") for any reason, including to sell New Notes to persons in states which require such delivery of such New Notes or to pledge such New Notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

  The Company understands that DTC will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC will exchange the Global Notes for Certificated Notes which it will distribute to its participants.

  The Company understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES
  If (i) DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, (ii) an Event of Default has occurred and is continuing and the registrar of the New Notes has received a request from DTC or (iii) upon the request of a holder, the Company will issue Certificated Notes in exchange for the Global Notes.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  The following is a brief description of the basic terms of and the instruments governing certain indebtedness of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in such instruments.

10 3/4% SENIOR NOTES AND 12 1/4% SENIOR SUBORDINATED DEBENTURES

  The Company issued $150,000,000 in aggregate principal amount of the 10 3/4% Notes under an Indenture dated as of December 17, 1992, between the Company and the Bank of Montreal Trust Company, as Senior Note Trustee (the "10 3/4% Note Indenture"). In addition, in connection with the Refinancing, the Company issued $60,700,000 in aggregate principal amount ($110,000,000 face amount discounted to $60,700,000) of the 12 1/4% Debentures under an Indenture dated as of December 17, 1992, between the Company and the Bank of New York, as Subordinated Debenture Trustee (the "12 1/4% Debenture Indenture").

  The 10 3/4% Notes and the 12 1/4% Debentures are unsecured obligations of the Company. The 10 3/4% Notes are unsubordinated indebtedness of the Company and rank pari passu in right of payment with the Company's other unsubordinated indebtedness, including, among other things, the New Notes offered hereby and the Company's indebtedness under the Credit Agreement. The 12 1/4% Debentures are subordinated in right of payment to all of the Company's existing or future Senior Indebtedness (as defined in the 12 1/4% Debenture Indenture) including, among other things, the New Notes offered hereby, the Old Notes, if any, the 10 3/4% Notes and the Company's indebtedness under the Credit Agreement.

  The 10 3/4% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 1997, initially at 105.375% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after December 15, 1999. The 12 1/4% Debentures are redeemable at the option of the Company, in whole or in part, at any time at 100% of their principal amount, plus accrued interest.

  The 10 3/4% Note Indenture and the 12 1/4% Debenture Indenture each contains certain restrictive covenants, which are substantially similar to those relating to the Notes, that among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, make restricted payments, engage in transactions with stockholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In December 1994, the Company entered into supplemental indentures to the 10 3/4% Note Indenture and the 12 1/4% Debenture Indenture, with consent of the holders of the securities issued thereunder, which clarified certain terms thereof and modified others to give the Company greater financing flexibility.

CREDIT AGREEMENT

  In August 1994, the Company entered into the Credit Agreement with a group of lenders led by Bankers Trust, Bank of America and Bank of Montreal to refinance existing bank debt and finance the Tudor acquisition and the Company's working capital needs. The following summarizes the current terms of the Credit Agreement. The maximum amount which may be borrowed under the Credit Agreement, together with the amount of letters of credit which may be issued thereunder, is currently $443.6 million.

  Facilities; Repayment. The Credit Agreement provides for a revolving loan facility with a current maximum commitment of up to approximately $251.8 million and a maturity of September 30, 1999. The revolving loan facility commitment will be reduced to $207 million on December 31, 1995, to $192 million on September 30, 1996, to $177 million on September 30, 1997, to $162 million on September 30, 1998. The Credit Agreement also has two term loan facilities, one of which ("Tranche A") has current outstandings of approximately $92.5 million and provides for scheduled repayments of $2.5 million on September 30, 1995,

$3.75 million at the end of each of the four quarters ending September 30, 1996, $5.0 million at the end of each of the four quarters ending September 30, 1997, $6.25 million at the end of the four quarters ending September 30, 1998 and $7.5 million at the end of each of the four quarters ending September 30, 1999. The other term loan facility ("Tranche B") has current outstandings of approximately $99.25 million and provides for scheduled repayments of $250,000 at the end of each of the 17 quarters ending September 30, 1999, $11.25 million at the end of each of the four quarters ending September 30, 2000, and $12.5 million at the end of each of four quarters ending September 30, 2001. Loans under the Credit Agreement must be prepaid, with certain exceptions, to the extent of 66 2/3% of the net proceeds of sales of equity securities, 75% of Excess Cash Flow for each fiscal year (reduced to 50% if the Company meets certain tests) and 100% of the net proceeds from the issuance of new debt (excluding the Notes), sales of assets and insurance recoveries. The definition of Excess Cash Flow is complex, but generally means net income, plus (i) non-cash charges and non-cash losses, (ii) the annual reduction of net working capital, and (iii) the proceeds of asset sales not already required to be applied to repayment, less (a) non-cash gains, (b) the annual increase in net working capital, (c) capital expenditures to the extent not financed with indebtedness or capitalized leases and (d) permanent reductions in debt and capitalized leases (except loans under the Credit Agreement). Prepayments are applied to the Tranche A and Tranche B term loans pro rata based upon the then remaining principal amounts of the respective Tranches. The prepayments are then applied to reduce the remaining scheduled repayments of the respective Tranche on a pro rata basis. To the extent that the foregoing prepayment events relate to Tudor, CEAC or their respective subsidiaries, the required prepayments may be applied to certain obligations of Tudor, CEAC and their respective subsidiaries, with the excess to be applied, less any amounts required to be repatriated pursuant to relevant local law, in the manner provided in the Credit Agreement.

  Interest and Fees. Loans under the Credit Agreement bear interest, at the Company's option, at the Base Rate or the Eurodollar Rate, plus in each case the Applicable Margin. The Base Rate is the higher, from time to time of (i) 0.5% plus the Federal Reserve certificate of deposit rate or (ii) the prime lending rate of Bankers Trust. The Eurodollar Rate is such rate determined by Bankers Trust for the respective interest period. The Applicable Margin for Base Rate loans (other than Trance B loans) is 1.25%. The Applicable Margin for Eurodollar Rate loans (other than Tranche B loans) is 2.50%. The Applicable Margin for Tranche B loans is (x) in the case of Base Rate loans, 1.75% and (y) in the case of Eurodollar Rate loans, 3.0%. Interest rates for the loans (other than Tranche B loans) are reduced, unless a default or event of default exists, in increments of 0.25% up to a maximum of 1.25%, in the case of Base Rate loans, and 1.50%, in the case of Eurodollar Rate loans, based on the achievement of specified increases in the ratio of earnings before interest, taxes, amortization and depreciation ("EBITDA") to interest expense and decreases in total debt. The Company is required to pay a commitment fee of 0.5% of the unused revolving loan commitment (subject to reduction to 0.375% after September 30, 1995 upon the achievement of a specified ratio of EBITDA to interest expense, a specified decrease in total debt and the absence of a default or event of default). In addition, the Company must pay a fee for each letter of credit issued equal to the Applicable Margin for Eurodollar Rate loans under the revolving facility on outstanding stated amounts plus a fee of 0.125% to the issuing bank.

  Collateral. The Company's wholly owned U.S. Subsidiaries have provided limited guarantees of the obligations of the Company under the Credit Agreement. In addition, Tudor is required to guarantee obligations of the Company under the Credit Agreement in respect of letter of credits issued to support certain of Tudor's debt obligations. Borrowings under the Credit Agreement are collateralized by substantially all of the Company's assets, including accounts receivable (other than those sold by the Company under the receivables purchase agreement described below), inventories, property, plant and equipment, and 100% of the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of the Company's foreign subsidiaries. Obligations of the Company's wholly owned U.S. subsidiaries under their guarantees are collateralized by certain assets of such subsidiaries. However, the amount of the obligations of the Company and its subsidiaries secured by "Principal Properties" (generally including all material manufacturing, processing or smelting plants, warehouses or other buildings used by the Company or its subsidiaries) and capital stock and indebtedness of subsidiaries is limited as provided in the Credit Agreement. In addition, Tudor's obligations under its guarantee are required to be collateralized by certain of its assets.

  Events of Default and Covenants. The Credit Agreement includes customary events of default, including upon a change in control, and also includes various restrictive covenants which, subject to certain exceptions, impose certain limitations on the ability of the Company and its subsidiaries to, among other things: (a) incur indebtedness and guaranties; (b) incur liens: (c) enter into sale-leaseback transactions and incur lease obligations; (d) invest in other entities; (e) merge or consolidate with or acquire other entities, enter into joint ventures and sell, transfer or otherwise dispose of assets;
(f) pay dividends and redeem or repurchase capital stock; (g) engage in certain transactions with affiliates; (h) enter into new lines of business; (i) voluntarily pay, prepay, repurchase or retire the principal of any of the Company's debt securities; (j) prepay and amend the terms of certain of the Company's indebtedness; (k) issue capital stock (other than Common Stock); and
(l) make intercompany loans and capital contributions and engage in other intercompany transactions. In addition, the Credit Agreement limits the amounts of capital expenditures which the Company and its subsidiaries, except for Tudor, CEAC and their respective subsidiaries, may make, subject to certain exceptions such as for expenditures on the Bristol facility and rights to carry over unused amounts, to $30.0 million in fiscal 1996, $32.0 million in fiscal 1997 and $40.0 million in each fiscal year thereafter. The limitations on capital expenditures by Tudor and its subsidiaries for such periods are, subject to rights to carry over unused amounts, $25.0 million per fiscal year. The limitations on capital expenditures by CEAC and its subsidiaries for such periods are, subject to the rights to carry over unused amounts, $50.0 million per fiscal year, subject to proportionate reduction in fiscal 1996 based on the actual closing date for the CEAC acquisition.

  The Credit Agreement also includes financial covenants requiring the Company to meet and maintain certain financial criteria. The Company must not permit the Consolidated Fixed Charge Coverage Ratio for the period of four consecutive fiscal quarters (taken as one accounting period) ended on (a) September 30, 1995, to be less than .70 to 1, (b) December 31, 1995, to be less than .75 to 1, (c) March 31, 1996 to and including December 31, 1996, to be less than 1.00 to 1, (d) March 31, 1997 to and including December 31, 1997, to be less than
1.05 to 1 and (e) March 31, 1998 and thereafter, to be less than 1.25 to 1. Such ratio is generally defined as the ratio of the "Company's Consolidated EBITDA", less capital expenditures, to fixed charges (excluding the EBITDA, capital expenditures and fixed charges of Tudor, CEAC and their respective subsidiaries). The Company also must not permit its Company Consolidated EBITDA for each four quarter period to be less than specified amounts, which increase from $70 million for the four quarters ending in December 1995 to $145 million for each four quarter period ending after December 1998. The Company must not permit the "Combined Consolidated EBITDA" for any four consecutive fiscal quarters to be less than the following specified amounts: for the four consecutive fiscal quarters ended in September 1995, $175 million; for the four consecutive fiscal quarters ended in December 1995, $200 million; for the four consecutive fiscal quarters ended in March 1996, June 1996, September 1996 and December 1996, $225 million; for the four consecutive fiscal quarters ended in March 1997, June 1997, September 1997 and December 1997, $275 million; and thereafter, $300 million. "Company Consolidated EBITDA" is generally defined as EBITDA excluding Tudor and CEAC and their subsidiaries and "Combined Consolidated EBITDA" generally has the same meaning except that Tudor and CEAC and their subsidiaries are included. In addition, the Company must not permit the ratio of Company Consolidated Indebtedness to Company Consolidated EBITDA for the four quarters ended prior to the determination date to exceed 14.0 to 1 for determination dates from April 1995 to but excluding the last day of the fiscal quarter ended at September 1995, declining each year to 4.5 to 1 for determination dates beginning with the last day of the fiscal quarter ended in March 2000 and thereafter. The Company also must not permit the ratio of Combined Consolidated Indebtedness to Combined Consolidated EBITDA for the four quarters ended prior to the determination date to exceed 7.25 to 1 for the initial determination dates from declining first quarterly and then annually to
3.0 to 1 for determination dates beginning with the last day of the fiscal quarter ended in March 2000 and thereafter. "Company Consolidated Indebtedness" is generally defined to mean the consolidated indebtedness of the Company, excluding Tudor, CEAC and their respective subsidiaries, determined in accordance with generally accepted accounting principles, plus an amount attributable to receivables sold under the Receivables Purchase Facility and letters of credit outstanding, and Combined Consolidated Indebtedness generally has the same meaning except indebtedness of Tudor and CEAC and their subsidiaries is included.

FACILITIES AGREEMENT

  On February 28, 1995, the Company entered into a Facilities Agreement with a group of lenders arranged by Bankers Trust Company and lead managed by Bankers Trust Company, Bank of America, N.T. & S.A., Bank of Montreal and Dresdner Bank Luxembourg S. A. for the purpose of refinancing certain existing indebtedness of CEAC and certain of its subsidiaries upon the acquisition of CEAC and thereafter providing working capital for the CEAC group. The maximum amount which may be borrowed under the Facilities Agreement (including the amounts of letters of credit and revolving credit guarantees which may be issued thereunder) is 785 million French francs ("FF") or the equivalent in certain other currencies. Neither Exide nor any of its subsidiaries other than the CEAC group is a borrower or guarantor under this agreement, although Exide and one of its subsidiaries have made certain covenants. See "Obligations of Exide" below.

  Facilities Repayment. The Facilities Agreement provides for a revolving credit facility with a maximum commitment of up to 415 million FF and a term loan facility which has current outstandings of approximately 370 million FF. Term loan borrowings are due in the amounts of 25 million FF on December 31, 1995 and June 30, 1996, 35 million FF on December 31, 1996 and June 30, 1997,
47.5 million FF on December 31, 1997 and June 30, 1998 and 50 million FF at the end of each subsequent six-month period through December 31, 1999 and 5 million FF on April 30, 2000. All revolving loans are due on April 30, 2000 (and no further revolving borrowing can be made after March 31, 2000). Prepayments are required out of the proceeds of certain asset disposals, receivables financings, pension plan reversions and warranty claims, if any, against Fiat under the CEAC purchase agreement.

  Interest and Fees. Loans under the Facilities Agreement bear interest at a rate equal to a margin of 1% (plus (i) LIBOR for advances other than in FF or (ii) for FF advances, a rate ("PIBOR") based on offered quotations for FF in the Paris Interbank Market for lenders who have notified the agent for the lenders that they can fund such advances in the Paris market, and LIBOR for other lenders, and for British pound advances and advances in certain other currencies, additional costs incurred by lenders in complying with Bank of England or analogous reserve requirements). Generally, overdue amounts bear interest at 2% over the rate otherwise applicable. Such agreement also requires the borrowers to pay a commitment fee of 0.5% per annum on undrawn commitments to all lenders, 1% per annum on all issued letters of credit and revolving credit guarantees to all lenders and an additional fee to each lender issuing a letter of credit or revolving credit guarantee of 1/8% per annum of the amount thereof.

  Collateral. Other than guarantees by members of the CEAC group of obligations of other members of such group, borrowings under the Facilities Agreement are not be secured or collateralized.

  Events of Default and Covenants. The Facilities Agreement includes customary events of default, including environmental noncompliance or costs having a material adverse effect, and various restrictive covenants which will limit the ability of CEAC and its subsidiaries to, among other things, (a) enter into transactions or arrangements other than on an arm's-length basis, (b) create liens on their assets and grant negative pledge covenants to others, (c) incur indebtedness and guarantees, (d) make loans to others, (e) merge or consolidate, (f) dispose of assets other than in the ordinary course, (g) make acquisitions, (h) redeem shares, and (i) make investments. The Facilities Agreement also limits the amount of dividends and loans by CEAC and its subsidiaries to Exide to dividends and loans by CEAC up to 75% of CEAC's net income after the acquisition.

  The Facilities Agreement also contains financial covenants. CEAC agrees to maintain: a ratio of "EBIT" (generally, consolidated earnings before interest, taxes and certain depreciation, amortization and other deductions) to "Total Interest" (generally, interest expense, including guarantees and similar fees net of interest income) of at least 2.5 to 1 until the end of 1995, 3.0 to 1 until the end of 1996 and 4.0 to 1 thereafter; consolidated net worth (less loans to Exide and its other subsidiaries) in an amount equal to at least 1.45 billion FF plus 25% of CEAC's consolidated positive net income for fiscal years beginning after the acquisition; the ratio of consolidated "Total Borrowings" (generally, financial debt) less cash and certain cash equivalents to consolidated net worth at not more than 0.50 to 1 through 1996, 0.35 to 1 through 1998 and 0.25 thereafter.

  Obligations of Exide. Although Exide and its subsidiaries (other than CEAC and its subsidiaries) are not guarantors or borrowers under the Facilities Agreement and are not subject to the financial and other covenants described above, Exide and its subsidiary which owns the CEAC shares have entered into certain covenants with the Facilities Agreement lenders, including agreeing to
(a) continue to own at least 99.7% of CEAC's equity and 89% of Tudor's and (b) contribute to CEAC as equity 43% of any money recovered for breach of contract under the CEAC acquisition agreement. A breach by Exide and/or such subsidiary of such covenants constitute events of default under the Facility Agreement, subject to certain cure periods in certain circumstances.

RECEIVABLES PURCHASE AGREEMENT

  On February 17, 1994, the Company entered into a receivables purchase agreement with a special purpose financial entity which issues commercial paper secured by accounts receivable. Under this receivables purchase agreement, such entity has committed (subject to certain exceptions) to purchase, with limited recourse to the Company, selected accounts receivable of the Company, up to a maximum commitment of $40.0 million (effective August 30, 1994).

OTHER OBLIGATIONS

  The Company is a party to several Industrial Development Bond transactions wherein the Company leases facilities or equipment financed through such transactions. These obligations are accounted for as capital leases. The original obligations under these transactions, entered between 1974 and 1979, were $22.2 million. The interest rates on these obligations range from 6.1% to 10.0%, due in installments through 2001. In addition, the Company has other capitalized leases, lines of credit and credit agreements for the working capital requirements of its European and Canadian subsidiaries and Tudor's remaining convertible bonds (the holder of which has agreed not to convert). See the notes to the consolidated financial statements incorporated by reference herein.

                               TAX CONSIDERATIONS

  The following is a general discussion of the material federal income tax consequences of the acquisition, ownership and disposition of the New Notes. This discussion does not address all aspects of United States federal income taxation which may be important to particular Holders in light of their individual circumstances or to certain types of Holders, such as financial institutions, insurance companies, tax-exempt organizations and broker-dealers, that are subject to special treatment under the United States federal income tax laws. In addition, this discussion does not address any foreign, state or local tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, and administrative and judicial authorities, all as in effect as of the date hereof and all of which are subject to change, possibly retroactively. Accordingly, prospective holders of the New Notes should consult their own tax advisors as to the United States or other tax consequences of the acquisition, ownership and disposition of the New Notes in light of their particular circumstances, including the effect of any foreign, state or local tax laws. This summary applies only to a holder of Old Notes that acquired such Old Notes from the Company pursuant to their original issuance and that will be an initial holder of the New Notes pursuant to the exchange of the Old Notes for the New Notes hereunder.

  As used herein, the term "United States Initial Holder" means an Initial Holder of New Notes that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  As used herein, the term "United States Alien Initial Holder" means an Initial Holder of New Notes that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

TAX CONSEQUENCES TO UNITED STATES INITIAL HOLDERS

  Exchange of Old Notes for New Notes. A United States Initial Holder will not recognize gain for federal income tax purposes in respect of the exchange of Old Notes for New Notes. Each New Note will have the same adjusted tax basis as the Old Note for which it was exchanged. The holding period of each New Note will include the holding period of the Old Note for which it is exchanged if such Old Note was held as a capital asset.

  Sale, Exchange or Retirement of the New Notes. Upon the sale, exchange or retirement of a New Note, a United States Initial Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such Initial Holder's adjusted tax basis in the New Note. Gain or loss realized on the sale, exchange or retirement of a New Note will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the holding period of the New Note is more than one year.

  Interest on the New Notes. Stated interest on the New Notes should be taxable to a United States Initial Holder when such interest is received or accrued by such Holder in accordance with the Holder's method of tax accounting.

TAX CONSEQUENCES TO UNITED STATES ALIEN INITIAL HOLDERS

  Payments of principal and interest on the New Notes by the Company or any paying agent to any United States Alien Holder will not be subject to United States federal withholding tax, provided that, in the case of amounts paid with respect to interest, (i) such Initial Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership and (ii) the beneficial owner thereof provides the required IRS statement to the Company.

  If a United States Alien Initial Holder of a New Note is engaged in a trade or business in the United States, and if interest on the New Note is effectively connected with the conduct of such trade or business, the United States Alien Initial Purchaser, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or other disposition of a New Note in the same manner as if it were a United States Initial Holder. See "Tax Consequences to United States Initial Holders" above. In lieu of the IRS statement described in the preceding paragraph, such an Initial Holder will be required to provide to the Company a properly executed Internal Revenue Service Form 4224 in order to claim an exemption from withholding tax. In addition, if such United States Alien Initial Holder is a foreign corporation, it may be subject to a branch profits tax with respect to such interest income.

  A United States Alien Initial Holder of a New Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such New Note, unless (i) such Initial Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and either such individual has a "tax home" (as defined in Code Section 911(d)(3)) in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to foreign tax of at least 10%) or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (ii) such gain is effectively connected with the conduct by such United States Alien Initial Holder of a trade or business in the United States (as described in the preceding paragraph).

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Payments of principal and interest (including original issue discount, if any) made on the New Notes and payments made on the sale, exchange, retirement or other disposition of the New Notes may be subject to certain United States federal income tax information reporting requirements. In addition, if such payments are made to Holders who are United States persons, the payment of such amounts may be subject to a "backup withholding" tax of 31% unless such Holder provides its correct taxpayer identification number or otherwise establishes an exemption from backup withholding. While United States Alien Initial Holders are generally exempt from these withholding and reporting requirements (assuming the payment of such amounts is otherwise exempt from United States federal income and withholding taxes), such Holders may be required to complete, and provide the payor with, a Form W-8, or other documentary evidence, certifying that the United States Alien Initial Holder is an exempt foreign person.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Holder will be refunded or credited against the Holder's United States federal income tax liability.

                              PLAN OF DISTRIBUTION

  Except as described below, a broker-dealer may not participate in the Exchange Offer in connection with a distribution of the New Notes, such broker-dealer would be deemed an underwriter in connection with such distribution, and such broker-dealer would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. A broker-dealer may, however, receive New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each such broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer (other than an "affiliate" of the Company) in connection with resales of such New Notes. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any such broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

  MS&Co. has indicated to the Company that it intends to effect offers and sales of the New Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale, but is not obligated to do so and such market-making activities may be discontinued at any time. MS&Co. may act as principal or agent in such transactions. There can be no assurance that an active market for the New Notes will develop.

                                 LEGAL MATTERS

  Certain legal matters with respect to the New Notes offered in exchange hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

  The audited consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto dated June 27, 1995, also incorporated by reference in reliance upon the authority of such firm as experts in giving said report. Reference is made to said report on the consolidated financial statements, which includes an explanatory paragraph with respect to the change in the method in accounting for postretirement employee benefits other than pensions in fiscal 1994 as discussed in Note 8 to the consolidated financial statements.

  The audited consolidated financial statements of Tudor incorporated by reference in this Prospectus have been audited by Arthur Andersen, independent auditors, as indicated in their report with respect thereto dated March 23, 1994 (except with respect to the matter discussed in Note 21 and Note 22-J, as to which the date is October 30, 1994), and is also incorporated by reference.

  The consolidated statements of CEAC incorporated by reference in this Prospectus for the three years ended December 31, 1994, 1993 and 1992 have been audited by Ernst & Young Audit, independent accountants, as indicated in their report with respect thereto dated March 31, 1995 and are incorporated by reference.

  The financial statements of Schuylkill and its subsidiary as of December 31, 1994 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the ability of the Schuylkill to continue as a going concern), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-11263) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, as amended by the Company's Annual Report on Form 10-K/A filed on July 21, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 1995 filed on August 16, 1995, as amended by the Company's Quarterly Report on Form 10-Q/A filed on September 26, 1995 and (iii) the Company's Current Report on Form 8-K filed on June 2, 1995, as amended by the Company's Current Report on Form 8-K/A filed on July 31, 1995, and the Company's Current Report on Form 8-K filed on November 1, 1994, as amended by the Company's Current Report on Form 8-K/A filed on December 9, 1994.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the date on which the Exchange Offer is consummated shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE FROM BERNARD F. STEWART, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL, EXIDE CORPORATION, 1400 NORTH WOODWARD AVENUE, BLOOMFIELD HILLS, MICHIGAN, 48304, TELEPHONE (810) 258-0080. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
SCHUYLKILL HOLDINGS, INC.
  Independent Auditors' Report............................................. F-2
  Consolidated balance sheets.............................................. F-3
  Consolidated statements of operations and accumulated deficit............ F-4
  Consolidated statements of cash flows.................................... F-5
  Notes to consolidated financial statements............................... F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Schuylkill Holdings, Inc.
Baton Rouge, Louisiana

  We have audited the accompanying consolidated balance sheet of Schuylkill Holdings, Inc. and subsidiary as of December 31, 1994, and the related consolidated statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schuylkill Holdings, Inc. and subsidiary at December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company is not in compliance with certain covenants of its debt agreements. The Company's difficulties in meeting its debt agreement covenants, its recurring losses from operations, and its deficiency in assets raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 10 and 12. In addition, as discussed in Note 9, management is unable to predict the outcome of certain issues relating to the Environmental Protection Agency and certain litigation matters. Unsuccessful resolution of these matters could have a material adverse impact on the Company. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                          Deloitte & Touche LLP

Baton Rouge, Louisiana
April 25, 1995

                           SCHUYLKILL HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31,    JUNE 30,
                                                        1994          1995
                                                    ------------  ------------
                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................ $    514,723  $    312,167
  Accounts receivable, net.........................    7,483,305     7,335,267
  Inventories......................................    7,150,122     7,781,646
  Prepaid expenses and other.......................    1,935,939     1,157,574
                                                    ------------  ------------
    Total current assets...........................   17,084,089    16,586,654
Property, plant and equipment--net.................   11,720,717    11,486,266
Non-compete agreements.............................    2,053,335       853,333
Financing costs....................................      102,343        19,356
Other assets.......................................       72,074        33,102
                                                    ------------  ------------
    Total assets................................... $ 31,032,558  $ 28,978,711
                                                    ============  ============
LIABILITIES AND DEFICIENCY IN ASSETS
Current liabilities:
  Note payable..................................... $  4,863,810  $  4,264,506
  Managed cash overdraft...........................      940,813       429,764
  Accounts payable.................................    3,132,656     2,191,660
  Accrued expenses.................................    4,696,721     3,953,860
  Accrued interest.................................    8,780,994    10,120,950
  Income tax and interest payable..................    1,929,575     2,178,740
  Current portion of long-term debt................   53,233,738    54,267,034
                                                    ------------  ------------
    Total current liabilities......................   77,578,307    77,406,514
Capital appreciation rights........................    1,000,000     1,000,000
Commitments and contingencies (Notes 9 and 10).....          --            --
Deficiency in assets:
  Preferred stock..................................          300           300
  Common stock.....................................       10,752        10,752
  Additional paid-in-capital.......................    5,144,099     5,144,099
  Accumulated deficit..............................  (52,700,900)  (54,582,954)
                                                    ------------  ------------
    Total deficiency in assets.....................  (47,545,749)  (49,427,803)
                                                    ------------  ------------
Total liabilities and deficiency in assets......... $ 31,032,558  $ 28,978,711
                                                    ============  ============


                See notes to consolidated financial statements.

                           SCHUYLKILL HOLDINGS, INC.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                       YEAR ENDED   SIX MONTHS ENDED JUNE 30,
                                      DECEMBER 31,  --------------------------
                                          1994          1994          1995
                                      ------------  ------------  ------------
                                                    (UNAUDITED)   (UNAUDITED)
Revenues:
  Sales.............................. $ 43,898,257  $ 19,624,944  $ 20,509,851
  Other revenue......................    1,754,272       662,764       669,990
                                      ------------  ------------  ------------
    Total............................   45,652,529    20,287,708    21,179,841
Cost of goods sold...................   35,546,981    16,914,480    16,258,566
                                      ------------  ------------  ------------
Gross profit.........................   10,105,548     3,373,228     4,921,275
General and administrative expenses..    2,007,981       949,442     1,211,514
                                      ------------  ------------  ------------
Operating income.....................    8,097,567     2,423,786     3,709,761
Other income (expense):
  Interest income....................       63,936        34,247        31,115
  Amortization of non-compete
   agreements........................   (2,400,000)   (1,200,000)   (1,200,000)
  Amortization of deferred financing
   costs.............................     (271,619)     (147,334)      (82,987)
  Interest expense...................   (8,328,907)   (4,329,384)   (4,285,112)
  Other..............................      (72,665)       13,185         1,717
                                      ------------  ------------  ------------
    Total other expenses--net........  (11,009,255)   (5,629,286)   (5,535,267)
                                      ------------  ------------  ------------
Loss before income taxes.............   (2,911,688)   (3,205,500)   (1,825,506)
Income tax expense...................    1,373,723     1,311,500        56,548
                                      ------------  ------------  ------------
Net loss.............................   (4,285,411)   (4,517,000)   (1,882,054)
Accumulated deficit, beginning of
 period..............................  (48,415,489)  (48,415,489)  (52,700,900)
                                      ------------  ------------  ------------
Accumulated deficit, end of period... $(52,700,900) $(52,932,489) $(54,582,954)
                                      ============  ============  ============



                See notes to consolidated financial statements.

                           SCHUYLKILL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     SIX MONTHS ENDED JUNE
                                       YEAR ENDED             30,
                                      DECEMBER 31,  ------------------------
                                          1994         1994         1995
                                      ------------  -----------  -----------  ---
                                                    (UNAUDITED)  (UNAUDITED)
Operating activities:
  Net loss..........................  $(4,285,411)  $(4,517,000) $(1,882,054)
  Adjustments to reconcile net loss
   to net cash provided by operating
   activities:
    Depreciation....................    2,231,975     1,117,810    1,133,555
    Amortization....................    2,907,502     1,347,334    1,282,989
    Provision for doubtful accounts.          --            --        40,000
    Changes in assets and
     liabilities:
      (Increase) decrease in
       accounts receivable..........   (1,034,529)      293,196      108,038
      (Increase) decrease in
       inventories..................   (2,233,300)      641,550     (631,524)
      Increase (decrease) in other
       current assets...............     (600,562)      375,074      778,365
      Increase in accrued interest
       payable......................    2,412,542     1,111,782    1,339,956
      Decrease in other assets......       20,957        87,115       38,972
      Net increase (decrease) in
       other current liabilities....    1,994,084       318,897   (1,683,857)
      Decrease (increase) in income
       taxes receivable.............    1,578,169       (79,538)         --
      Increase in income tax and
       interest payable.............    1,929,575     2,044,432      249,165
                                      -----------   -----------  -----------
        Net cash provided by
         operating activities.......    4,921,002     2,740,652      773,605
                                      -----------   -----------  -----------
Investing activities:
  Purchase of property, plant and
   equipment........................   (1,511,019)     (417,348)    (899,104)
                                      -----------   -----------  -----------
        Net cash used in investing
         activities.................   (1,511,019)     (417,348)    (899,104)
                                      -----------   -----------  -----------
Financing activities:
  Increase (decrease) in managed
   cash overdraft...................      940,813       286,431     (511,049)
  Net payments on working capital
   revolving debt...................   (5,999,287)   (3,604,907)    (599,304)
  Issuance of long-term debt........    1,629,498       897,687    1,033,296
                                      -----------   -----------  -----------
        Net cash used in financing
         activities.................   (3,428,976)   (2,420,789)     (77,057)
                                      -----------   -----------  -----------
Net decrease in cash and cash
 equivalents........................      (18,993)      (97,485)    (202,556)
Cash and cash equivalents, beginning
 of period..........................      533,716       533,716      514,723
                                      -----------   -----------  -----------
Cash and cash equivalents, end of
 period.............................  $   514,723   $   436,231  $   312,167
                                      ===========   ===========  ===========


                See notes to consolidated financial statements.

                           SCHUYLKILL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation--The consolidated financial statements include the accounts of Schuylkill Holdings, Inc. (Holdings) and its wholly-owned subsidiary, Schuylkill Metals Corporation (SMC) (collectively, the Company). All significant intercompany transactions and balances have been eliminated in consolidation. SMC is engaged in the business of recycling and selling lead. Sales to two individual major customers amounted to $16,292,351 and $7,667,936 in 1994.

  Accounts receivable--The Company establishes an allowance for doubtful accounts based on individual invoices considered to be uncollectible. At December 31, 1994, the allowance account had a balance of $1,400.

  Inventories--Inventories are valued at the lower of cost or market with cost being determined on a weighted average method.

  Property, plant and equipment--Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are as follows:

      Landfill................................................... 25 years
      Buildings and improvements................................. 10 to 20 years
      Machinery, furniture, fixtures and equipment............... 3 to 7 years

  Non-compete agreement--During 1990, the Company entered into a non-compete agreement with the previous and current stockholders of Holdings for a period of five years. The cost of the agreement, $12,000,000, is being amortized by the straight-line method over the life of the agreement. The unamortized balance at December 31, 1994 was $2,053,333.

  Landfill operations--The Environmental Protection Agency has issued the Company a permit to dispose of hazardous waste materials in a qualified landfill owned by the Company.

  The construction cost of the landfill is being amortized over its estimated useful life of 25 years using the straight-line method. Certain costs associated with inspecting and maintaining landfills after their closure are provided for over the life of the landfill. Additional costs not accrued are expensed as incurred.

  Pension plan--The Company has a defined benefit pension plan covering substantially all of its employees. The Company's policy is to fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended.

  Income taxes--The Company files a consolidated Federal income tax return. Deferred income taxes are provided for all temporary differences between book and tax bases of assets and liabilities, and all carryforwards, based on enacted tax laws and rates. Temporary differences result primarily from differences in depreciation and in the timing of the recognition of reserves and other liabilities.

  Capital appreciation rights--During 1990, SMC granted certain capital appreciation rights valued at $1,000,000 to Heller Financial in conjunction with the Term C note. The rights are being accounted for as an original issue discount on the Term C note and the discount is being amortized over the life of the Term C note using the effective interest method.

  Financing costs--Financing costs are being amortized over the lives of the term notes using the effective interest method.

                           SCHUYLKILL HOLDINGS, INC.

  Environmental liabilities--The Company's operations are subject to extensive and rapidly changing federal and state environmental regulations. Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. The liabilities for environmental costs recorded at December 31, 1994 was $2,172,000.

  Cash equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. INVENTORIES

  Inventories at December 31, 1994 consists of the following:


      Raw materials.................................................. $3,169,548
      Work-in-process................................................  1,865,089
      Finished goods.................................................  2,115,485
                                                                      ----------
                                                                      $7,150,122
                                                                      ==========

3. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following at December 31, 1994:


      Land......................................................... $   555,232
      Landfill.....................................................   2,592,423
      Buildings and improvements...................................   9,074,948
      Machinery, furniture, fixtures and equipment.................  22,633,334
      Construction in process......................................     569,449
                                                                    -----------
          Total ...................................................  35,425,386
      Less accumulated depreciation................................  23,704,669
                                                                    -----------
          Total property, plant and equipment--net................. $11,720,717
                                                                    ===========

  At December 31, 1994, substantially all property is pledged as collateral for the senior credit facilities.

4. NOTE PAYABLE

  The Company has a revolving debt agreement providing for a line of credit totaling $10,000,000 to be utilized for working capital requirements. Borrowings under the line bear an interest rate of 1.5% above the First National Bank of Chicago prime lending rate. At December 31, 1994, this interest rate was 10%. For 1994, the weighted average interest rate was 8.65%. The borrowing arrangement provides for a fee equal to one-half of one percent per year on any portion of the available line of credit not used.

5. DEBT

  Effective May 1, 1993, the Company restructured its financing agreements. In connection with the restructuring, the Company retained its outstanding Term Loan "A" and its Term Loan "B" in substantially the same form as before the restructuring. The working capital revolving debt totaling $10,000,000 was

                           SCHUYLKILL HOLDINGS, INC.

converted into a Revolving Loan "A" with virtually the same terms as the previously outstanding agreement. In addition, the Company entered into a Revolving Loan "B" agreement providing a graduating availability of credit maximizing at $9,500,000 in 1994. The Term Loan "C" was converted into two Term Loans; Term Loan "C" and Term Loan "D" each with $5,000,000 outstanding. The remaining unamortized original issue discount associated with the original Term Loan "C" will continue to be amortized over the lives of the Term Loan "C" and Term Loan "D".

  Long-term debt at December 31, 1994 consists of the following:

   Term loan "A" due November 1, 1995 bearing a floating interest rate equal to the sum of the First National Bank of Chicago prime rate plus 1.75% with interest payable monthly..........  $18,500,000
   Term loan "B" due November 1, 1995 bearing an interest rate equal to the sum of the First National Bank of Chicago prime
    rate plus 2% with interest payable monthly...................   10,000,000
   Term loan "C", due November 1, 1995 bearing an interest rate
    of 13.61% with interest payable monthly......................    6,354,996
   Term Loan "D" due November 1, 1995 bearing an interest rate of
    13.61% with interest payable monthly.........................    6,354,996
   Senior subordinated promissory note due November 9, 1995
    bearing an interest rate of 14% with interest payable on
    April 10, 1993 and thereafter on the 10th day of April and
    August in each year commencing on April 10, 1994 and on the
    maturity date................................................    6,752,233
   Senior subordinated promissory note due May 9, 1991 bearing an
    interest rate of 10%.........................................      500,000
   Junior subordinated promissory note due November 9, 1995
    bearing an interest rate of 12.5% with interest payable on
    April 10, 1993, April 10, 1994, and thereafter on the 10th day of April and August in each year commencing on November
    10, 1994 and on the maturity date............................    5,000,000
                                                                   -----------
       Total.....................................................   53,462,225
   Less unamortized original issue discount......................      228,487
                                                                   -----------
   Current portion of long-term debt.............................  $53,233,738
                                                                   ===========

  Under the agreements covering the notes payable and working capital revolving debt, the Company is required to maintain certain specified financial ratios and is prohibited from paying dividends on any class of its stock unless certain net worth requirements are met, incurring additional debt over specified amounts, making capital expenditures over specified amounts, or issuing any additional shares of stock.

  As discussed in Note 10, the Company was not in compliance with required earnings calculations, the Senior interest expense coverage requirement and the total interest expense coverage requirement. Noncompliance gives the lenders the right to accelerate payment of principal and interest. As a result, all of the Company's debt is classified in current liabilities in the accompanying consolidated balance sheets.

  During the year ended December 31, 1994, the Company paid $6,110,178 in interest.

  The senior credit facility is secured by substantially all of the Company's assets and by all of the outstanding SMC stock.

                           SCHUYLKILL HOLDINGS, INC.

6. CAPITAL STOCK

  Capital stock at December 31, 1994 consists of the following:

      Cumulative 12.5% preferred stock--$.01 par value, authorized
       60,000 shares, issued 30,000 shares......................... $      300
      Common stock--$.01 par value, authorized 1,200,000 shares,
       issued 1,075,269 shares.....................................     10,752
      Additional paid-in-capital...................................  5,144,099
                                                                    ----------
          Total.................................................... $5,155,151
                                                                    ==========

  The Cumulative 12.5% preferred stock outstanding at December 31, 1994 may be redeemed, in whole or in part, at the Company's option, at any time after November 10, 1995 at a price equal to the stated value of each share plus accrued dividends.

7. INCOME TAXES

  Deferred income taxes at December 31, 1994 consisted of:

      Deferred tax assets:
        Depreciation............................................... $   841,137
        Environmental reserves.....................................     738,480
        Inventory--uniform capitalization..........................      18,045
        Other accrued liabilities..................................     426,533
        AMT tax credit carryforwards...............................     540,357
        Net operating losses carryforwards.........................   2,155,398
        Other......................................................         636
                                                                    -----------
          Total deferred tax assets................................   4,720,586
                                                                    -----------
      Deferred tax liabilities.....................................         --
                                                                    -----------
        Net deferred tax asset before valuation allowance..........   4,720,586
        Valuation allowance........................................  (4,720,586)
                                                                    -----------
        Net deferred tax asset..................................... $       --
                                                                    ===========

  Income tax expense of $1,373,723 for the year ended December 31, 1994 consisted primarily of provisions relating to the IRS examination referred to in Note 9 and state income taxes. In 1994, the Company provided approximately $1,200,000 relating to estimated taxes resulting from the IRS examination referred to in Note 9.

  At December 31, 1994, the Company had a Federal net operating loss carryforward for tax purposes of approximately $6,400,000 which is available to reduce future taxable income. This carryforward will expire if it is not utilized by the year 2008. The tax benefit of this carryforward has not been recognized in the accompanying financial statements because its realization is not reasonably assured.

  Income taxes received during the year ended December 31, 1994 was $1,388,000.

                           SCHUYLKILL HOLDINGS, INC.

8.  PENSION PLAN

  The Company's pension plan, as amended, covers substantially all employees of the Company. Benefits are based on years of service and the employee's highest average annual compensation for any period of five consecutive calendar years before age 65. The Company's policy is to fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended.

  The plan is administered by a trustee who is responsible for pension payments to retired employees. An investment manager has responsibility for management of the plan's assets, which consist primarily of common and convertible preferred stock. In addition, an independent actuary performs the necessary actuarial valuations for the Company's plan. The 1994 pension cost, as determined by the actuary, are as follows (amounts are estimated):

      Service cost--benefits earned during the period................ $ 234,000
      Interest cost on projected benefit obligation..................   316,000
      Actual return on plan assets...................................  (192,000)
      Amortization of unrecognized prior service costs...............  (273,000)
                                                                      ---------
          Net pension cost........................................... $  85,000
                                                                      =========

  The funded status of the plan at December 31, 1994 is presented below (amounts are approximate):

      Actuarial present value of accumulated pension plan
       benefits:
        Vested.................................................. $ 2,966,000
        Non-Vested..............................................     410,000
                                                                 -----------
          Total................................................. $ 3,376,000
                                                                 ===========
      Projected benefit obligation.............................. $(4,146,000)
      Plan assets at fair value.................................   5,192,000
                                                                 -----------
      Plan assets in excess of projected benefit obligation.....   1,046,000
      Prior service cost........................................    (935,000)
      Unrecognized net gain.....................................    (408,000)
                                                                 -----------
          Accrued pension cost.................................. $  (297,000)
                                                                 ===========

  The weighted average discount rate and rate of increase in future compensation used in determining the actuarial present values of the projected benefit obligation were 8.50% and 4.75%, respectively for 1994. The expected long-term rate of return on plan assets was 8%. Transition assets are being amortized over 24 years.

9. COMMITMENTS AND CONTINGENCIES

  Environmental Issues--The Company is subject to federal and state laws and regulations establishing standards and requirements for the protection of the environment. As such, the Company has certain obligations, based on these regulations, concerning the discharge of certain materials into the environment and is required to make capital and other expenditures on an ongoing basis in order to comply with such regulations. These environmental obligations include the remediation or mitigation of the effects on the environment of the disposal or release of certain substances at properties owned by the Company, and other facilities that were operating or closed. The Company cannot predict the future impact of governmental standards and requirements as they are subject to change and may be applied retroactively.

                           SCHUYLKILL HOLDINGS, INC.

  The Environmental Protection Agency (EPA) has notified the Company that it proposes changes to several permits relating to waste and stormwater discharge. The Company has filed a request for review and evidentiary hearing. This hearing is still pending. Management is unable to predict whether the Company will prevail in its challenges of the permit modifications. However, in the event the Company is unsuccessful, the imposition of the limits proposed by the EPA may have a material adverse impact on the Company.

  During 1994, federal and state agencies identified the Company as potentially responsible under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with respect to several sites in Texas and it has also been named a third-party defendant in a civil action relating to these sites.

  In addition to the above, there are other claims and lawsuits pending against the Company.

  The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, remedial design and remediation relating to the clean-up and prevention of contamination at several sites. The Company conducts a review of its reserves each year and makes adjustments to its estimates based upon this review. The amount of the reserve at December 31, 1994 was $2,172,000. The Company expects to continue to incur professional fees, expenses and capital expenditures in connection with its environmental compliance efforts.

  The reserves for these liabilities can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties. Although the amount of ultimate liability, if any, at December 31, 1994, with respect to environmental matters, claims and lawsuits cannot be ascertained, the disposition of these matters, in the opinion of management, on the basis of information furnished by counsel, should not have a material effect on the Company's consolidated financial position. In the event that any additional accruals should be required in the future with respect to such matters, the amounts of such additional accruals could have a material impact on the results of operations to be reported for a specific accounting period.

  IRS Examinations--The Internal Revenue Service (IRS) has completed examinations of the Company's federal income tax returns for the years 1988 and 1989 and has proposed various adjustments to increase taxable income. Protest of certain items has been filed with the Appellate Division of the IRS and are pending final resolution. During the course of this appeal, the IRS extended to the Company an offer to settle on the deductibility of certain intangibles relating to non-compete covenants. This offer has been tentatively agreed to except for the timing of the amortization of the intangibles. IRS examinations are currently in process for the years 1990 and 1991. The Company has been notified by the IRS that the years 1992 and 1993 will be reviewed as well. Management continues to believe that the Company has meritorious defenses to the adjustments proposed by the IRS and meritorious positions with respect to its claims. Management has analyzed all of these matters and has provided amounts, including interest, which it currently believes are adequate to cover the adjustments proposed by the IRS.

10. GOING CONCERN CONSIDERATIONS

  As indicated in the accompanying consolidated financial statements, the Company has experienced recurring losses and has a deficiency in assets at December 31, 1994. Additionally, the Company has not been able to comply with certain covenants of its debt agreements, relating to earnings, coverage ratios and failure to make certain payments under said agreements when due. As a result of this lack of compliance, the lender has the right to accelerate payments of principal and interest under said agreements. If the lender were to exercise this right, the Company would not be able to make the accelerated payments, and foreclosure or liquidation of the Company's assets could occur.

                           SCHUYLKILL HOLDINGS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  Management is in the process of addressing these circumstances through working with the Company's lender to amend the Company's debt agreements in order to remove the events of noncompliance and, eventually, to restructure the Company's debt. Management is also working to further improve the efficiency of the Company's operations. There can be no assurance, however, that all of these efforts will be successful.

  The Company's ability to continue as a going concern is dependent upon the restructuring of its obligations and, ultimately, a return to profitability.

11. STOCK OPTION

  During 1994, the Company adopted a nonqualified stock option plan (the Plan). Under the Plan, options may be granted to directors, officers or other key employees of the Company or its subsidiary. The Plan calls for up to an aggregate of 1,075,268 shares of the Company's common stock to be available for issuance upon the exercise of options. The Board of Directors of the Company may grant options under the Plan under certain terms and conditions specified in the Plan; provided, however, that no more than 215,053 shares may be granted during any one fiscal year. The Plan provides that options be granted at an exercise price of $.10 per share. Options granted become exercisable in one-third increments after each of the first three anniversaries of the date of grant and generally expire five years after the date of grant. Options under the Plan become immediately and fully exercisable before the consummation of any agreement for the merger or consolidation of the Company with another company. During 1994, 215,053 options were granted. None of these options were exercisable at December 31, 1994.

12. SUBSEQUENT EVENT

  In April 1995, the Company signed a letter of intent to sell all of its outstanding common and preferred stock to Exide Battery Corporation. The proceeds of the sale will be used to pay the Company's creditors, debt holders, optionees and stockholders. Completion of the sale is contingent upon approval by the debt holders and stockholders and upon the Company effecting the assignment and transfer of all operating permits, registrations and licenses.

13. INTERIM PERIODS (UNAUDITED)

  The information presented for the interim periods is unaudited but in the opinion of management, such information reflects only normal recurring adjustments necessary for a fair presentation of the financial data for such interim periods. The results of the interim periods presented may not be indicative of the results for a full year.

                                  * * * * * *

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE NEW NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                      LOGO


                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             OFFER TO EXCHANGE ITS
                           10% SENIOR NOTES DUE 2005
                             FOR ANY AND ALL OF ITS
                     OUTSTANDING 10% SENIOR NOTES DUE 2005

                            SEPTEMBER 28, 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by him as a result of such action. In the case of a derivative action, such person must be indemnified against expenses (including attorney's fees). In either type of action the person must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, such director, officer, employee or agent is fairly and reasonably entitled to indemnity for expenses. In a non-derivative action this indemnification does not apply to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

  Article Tenth of the Company's Certificate of Incorporation and Article V of the Company's Bylaws provide that the Company shall indemnify each person who is or was an officer or director of the Company to the fullest extent permitted by Section 145 of the DGCL as currently in effect or as the same may be amended (but only to provide fuller indemnification) in the future.

  Article Ninth of the Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

      4.1    Indenture, dated as of April 28, 1995, between the Company and The Bank of
             New York, as trustee, filed as Exhibit 99.3 to the Company's 8-K dated
             June 2, 1995, is incorporated by reference.
      4.2**  First Supplemental Indenture, dated as of August 16, 1995, between the
             Company and The Bank of New York, as Trustee.
      4.3    Form of New Note (included in Exhibit 4.1).
      4.4**  Registration Rights Agreement, dated as of April 28, 1995, among the
             Company and Morgan Stanley & Co. Incorporated.
      4.5    Senior Note Indenture (including form of Senior Note), filed as Exhibit
             4.1 to the Company's Registration Statement on Form S-2 (File No. 33-
             53666), as amended (the "S-2 Registration Statement"), is incorporated by reference.
      4.6    Senior Subordinated Deferred Coupon Debenture Indenture (including form of
             Senior Subordinated Debenture), filed as Exhibit 4.2 to the S-2
             Registration Statement, is incorporated by reference.
      4.7    Agreement, dated as of December 7, 1992, between the Company and Inco
             United States, Inc., relating to the assumption of certain liabilities, filed as Exhibit 10.30 to the S-2 Registration Statement, is incorporated by reference.
      5*     Opinion of Kirkland & Ellis.
      8*     Opinion of Kirkland & Ellis.
     12**    Statement of Computation of Ratios.

     23.1*  Consent of Kirkland & Ellis (included in Exhibit 5).
     23.2*  Consent of Arthur Andersen LLP.
     23.3*  Consent of Arthur Andersen.
     23.4*  Consent of Ernst & Young Audit.
     23.5*  Consent of Deloitte & Touche.
     23.6*  Consent of Kirkland & Ellis (included in Exhibit 8).
     24**   Power of Attorney.
     25**   Statement of Eligibility of Trustee.
     99.1*  Form of Letter of Transmittal.
     99.2*  Form of Notice of Guaranteed Delivery.
     99.3*  Form of Instructions to Registered Holder.

- --------

*Filed herewith.

**Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES

    Not Applicable.

ITEM 22. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described under Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3
  ((S) 239.13 of this chapter), Form S-8 ((S) 239.16b of this chapter) or Form F-3 ((S) 239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF READING, STATE OF PENNSYLVANIA, ON SEPTEMBER 26, 1995.

                                          EXIDE CORPORATION

                                                  /s/ Alan E. Gauthier
                                          By: _________________________________
                                                     Alan E. Gauthier
                                            Executive Vice President and Chief
                                                     Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                            TITLE                    DATE
               ---------                            -----                    ----


                   *                    President, Chairman of the    September 26, 1995
By: ___________________________________   Board and Director
           Arthur M. Hawkins              (Principal Executive
                                          Officer)

        /s/ Alan E. Gauthier            Executive Vice President,     September 26, 1995
By: ___________________________________   Chief Financial Officer
            Alan E. Gauthier              and
                                          Director (Principal
                                          Financial and Accounting
                                          Officer)

                   *                    Executive Vice President,     September 26, 1995
By: ___________________________________   President--North American
          Douglas N. Pearson              Operations and Director

                   *                    Executive Vice President and  September 26, 1995
_______________________________________   Director
           William J. Rankin
                                        Director                      September 26, 1995
_______________________________________
           Timothy O. Fisher

                   *                    Director                      September 26, 1995
_______________________________________
            Robert H. Irwin

                   *                    Director                      September 26, 1995
_______________________________________
           Arthur R. Taylor

                   *                    Director                      September 26, 1995
_______________________________________
                                                                               Lawrence M. Wagner

        /s/ Alan E. Gauthier
*By: __________________________________
            Alan E. Gauthier
           Attorney-in-Fact


                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                        DESCRIPTION                            PAGE
  -------                       -----------                        ------------
  4.1      Indenture, dated as of April 28, 1995, between the           **
           Company and The Bank of New York, as trustee, filed
           as Exhibit 99.3 to the Company's 8-K dated June 2,
           1995, is incorporated by reference.
  4.2      First Supplemental Indenture, dated as of August 16,        ***
           1995, between the Company and The Bank of New York,
           as Trustee.
  4.3      Form of New Note (included in Exhibit 4.1).
  4.4      Registration Rights Agreement, dated as of April 28,        ***
           1995, among the Company and Morgan Stanley & Co. In-
           corporated.
  4.5      Senior Note Indenture (including form of Senior              **
           Note), filed as Exhibit 4.1 to the Company's Regis-
           tration Statement on Form S-2 (File No. 33-53666), as
           amended (the "S-2 Registration Statement"), is incor-
           porated by reference.
  4.6      Senior Subordinated Deferred Coupon Debenture Inden-         **
           ture (including form of Senior Subordinated Deben-
           ture), filed as Exhibit 4.2 to the S-2 Registration
           Statement, is incorporated by reference.
  4.7      Agreement, dated as of December 7, 1992, between the         **
           Company and Inco United States, Inc., relating to the
           assumption of certain liabilities, filed as Exhibit
           10.30 to the S-2 Registration Statement, is incorpo-
           rated by reference.
  5        Opinion of Kirkland & Ellis.                                  *
  8        Opinion of Kirkland & Ellis.                                  *
 12        Statement of Computation of Ratios.                         ***
 23.1      Consent of Kirkland & Ellis (included in Exhibit 5).          *
 23.2      Consent of Arthur Andersen LLP.                               *
 23.3      Consent of Arthur Andersen.                                   *
 23.4      Consent of Ernst & Young Audit.                               *
 23.5      Consent of Deloitte & Touche LLP.                             *
 23.6      Consent of Kirkland & Ellis (included in Exhibit 8).          *
 24        Power of Attorney.                                          ***
 25        Statement of Eligibility of Trustee.                        ***
 99.1      Form of Letter of Transmittal.                                *
 99.2      Form of Notice of Guaranteed Delivery.                        *
 99.3      Form of Instructions to Registered Holder.                    *

- --------

*Filed herewith.
**Incorporated by reference.

***Previously filed.